Filed Pursuant to Rule 424(b)(4)
Registration No. 333-141335

PROSPECTUS

2,400,000 Shares

Common Stock

We are offering 2,400,000 shares of our common stock, par value $5.00 per share. The public offering price is $22.50 per share.

Our common stock is currently quoted and traded on The NASDAQ Global Select Market under the symbol “RNST.” The last reported sale price of our common stock on The NASDAQ Global Select Market on May 7, 2007, was $23.30 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 14 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$22.50	$54,000,000
Underwriting discount (1)	1.294	3,105,600
Proceeds to us, before expenses	21.206	50,894,400

(1)	For a discussion of additional compensation paid to the underwriters, see “Underwriting—Our Relationship with the Underwriters” below.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposit accounts or other obligations of our banking subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

We have granted the underwriters an option to purchase up to 360,000 additional shares of our common stock to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.

The underwriters expect to deliver the shares to purchasers on or about May 11, 2007.

Keefe, Bruyette & Woods

Stephens Inc.

FTN Midwest Securities Corp

The date of this prospectus is May 8, 2007.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the banking markets in which we operate. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

As used in this prospectus, the terms “Renasant,” “we,” “us” and “our” refer to Renasant Corporation and its subsidiaries on a consolidated basis (unless the context indicates another meaning), and the terms “the bank” and “our bank” mean Renasant Bank (unless the context indicates another meaning). When we refer in this prospectus to “Capital,” we mean Capital Bancorp, Inc. and its subsidiaries on a consolidated basis (unless the context indicates another meaning), and when we refer to “Capital Bank” we mean Capital Bank & Trust Company.

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SUMMARY

This summary highlights specific information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included herein, the section entitled “Risk Factors” and the documents incorporated herein by reference. All share and per share data has been adjusted to reflect our three-for-two stock split effected in the form of a share divided on August 28, 2006 and our three-for-two stock split effected in the form of a share dividend on December 1, 2003.

Renasant Corporation

We are a bank holding company headquartered in Tupelo, Mississippi. We operate 63 banking (including loan production), financial services, mortgage and insurance offices in 38 cities in Mississippi, Tennessee and Alabama through our wholly-owned bank subsidiary, Renasant Bank, and its subsidiary, Renasant Insurance, Inc. The map located on the inside front cover of this prospectus provides further detail of our office locations and the office locations of Capital, which we propose to acquire as described below. Through our bank, we offer a complete range of banking and financial services to individuals and to small to medium-size businesses. These services include checking and savings accounts, business and personal loans, interim construction and residential mortgage loans, student loans, equipment leasing, as well as safe deposit and night depository facilities. Additionally, we offer our customers 24-hour banking services through our internet banking product and our call center, and we are open on Saturdays in many of our markets.

Our bank was originally founded in 1904 as The Peoples Bank & Trust Company. In 1982, we reorganized as a bank holding company. In 2005, we changed our name from The Peoples Holding Company to Renasant Corporation, following our acquisition of Renasant Bancshares, Inc., a bank holding company headquartered in the Memphis, Tennessee suburb of Germantown, with branches in Germantown and Cordova, Tennessee.

In 2000, our current management implemented a strategic shift in our bank’s focus, with the goal of expanding our bank’s business and operations from a local bank serving primarily rural markets in Mississippi to a regional bank with a focus on growth markets. As part of our expansion, we acquired Renasant Bancshares and Heritage Financial Holding Corporation, a bank holding company headquartered in Decatur, Alabama, with branches in Decatur, Birmingham and Huntsville, Alabama. In addition to these acquisitions, we also expanded the products and services we had historically provided in an attempt to attract customers in our growth markets both within and outside of Mississippi. Management responsibilities were also realigned to reflect our new regional focus. Our name change, as well as the change of our bank’s name to Renasant Bank, also reflects this strategic shift.

As a result of this shift in strategy, from December 31, 2002 to December 31, 2006, we achieved strong growth and improved our branch footprint through a combination of internal growth, de novo branching and acquisitions. Specifically, we:

•	increased our total assets from $1.3 billion to $2.6 billion;

•	increased our total deposits from $1.1 billion to $2.1 billion;

•	increased our total net loans, including loans held for sale, from $860 million to $1.8 billion; and

•	expanded from 40 banking (including loan production), financial services, mortgage and insurance offices in 27 cities in Mississippi to 63 offices in 38 cities in Mississippi, Alabama and Tennessee.

For the year ended December 31, 2006, basic and diluted earnings per share were $1.75 and $1.71, respectively. This marks an increase of 12% and 11%, respectively, compared to basic and diluted earnings per share for 2005. Net income for 2006 was $27.1 million, up 12% from 2005. Net loans and deposits grew 11% and 13%, respectively, in 2006. For the fourth quarter of 2006, basic earnings per share were $0.45 and diluted earnings per share were $0.44, compared to basic and diluted earnings per share of $0.40 for the fourth quarter of 2005. Net income for the fourth quarter of 2006 was $6.9 million, compared to $6.2 million for the fourth quarter of 2005. Information about our performance in the first quarter of 2007 is set forth below under “Recent Developments.” Additional information about us is included in this prospectus and in documents incorporated by reference in this prospectus. See “Business,” “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Market Areas and Growth Strategy

We have banking (including loan production), financial services, mortgage and insurance offices located in north and north central Mississippi, west and middle Tennessee and north and north central Alabama. Our key growth markets are the Tupelo, Oxford and DeSoto County markets in north Mississippi, the Memphis and Nashville markets in Tennessee and the Decatur, Birmingham and Huntsville markets in Alabama. At December 31, 2006, approximately 73% of our loans and 61% of our deposits were located in these markets. The remaining 39% of our deposits provided us with an attractive source of lower cost funds. Upon the consummation of our acquisition of Capital, described below, we anticipate that approximately 78% of our loans and 68% of our deposits will be located in our key growth markets. The Capital acquisition allows us to expand our presence in the highly-attractive Nashville–Davidson–Murfreesboro, TN Metropolitan Statistical Area, which we call the Nashville MSA in this prospectus, by adding seven full-service bank branches. We believe that the Nashville MSA and the other growth markets mentioned above offer some of the highest percentage growth rates and attractive demographics within our market area, and we intend to focus on expanding our presence in these key growth markets.

The following table sets forth the current population and the projected percentage population growth from 2006 to 2011 for the growth markets we have identified.

Key Growth Markets:	2006 Population	2006-2011 Projected Population Growth
Alabama:
Birmingham-Hoover MSA	1,109,968	4.73%
Decatur MSA	150,980	1.62
Huntsville MSA	376,709	7.39

Mississippi:
DeSoto County	143,448	26.47%
Oxford	42,322	8.23
Tupelo	132,881	4.14

Tennessee:
Memphis TN-MS-AR MSA (1)	1,301,437	6.51%
Nashville-Davidson-Murfreesboro, TN MSA	1,483,007	10.88

Source: SNL Financial LC, dated as of July 1, 2006.

(1)	The Memphis MSA includes DeSoto County, Mississippi.

Our vision is to be the financial services provider of choice in each community we serve and to deliver attractive shareholder returns. In order to achieve these objectives, we intend to focus on the following areas:

•	Emphasize Relationship Banking. Our philosophy is centered on delivering the products and services of a large banking institution while providing the personal service and attentiveness found in small community banks. Accordingly, we emphasize to our employees the importance of delivering superior customer service and seeking opportunities to strengthen relationships both with customers and in the communities we serve. Recognizing that a one-size-fits-all approach does not work, we have organized our branch banks into community banks using a franchise concept. The franchise approach empowers our community bank presidents to execute their own business plans in order to rapidly deliver personalized service and products tailored to the local communities in which our bank is located. We believe that this personalized approach helps us to solidify relationships and build customer loyalty.

•

Capitalize on Organic Growth Opportunities. We believe the market turmoil generated by recent regional banking mergers creates a significant opportunity for us to provide a full range of financial services to new commercial and retail customers in our key growth markets. In addition, we believe that these banking mergers have dislocated experienced and talented management and lending personnel. As a result, we believe we have a substantial opportunity to attract experienced management personnel and loan officers as well as sophisticated banking customers both within our key growth markets and in potential new markets into which we might expand.

•

Grow Through Strategic Acquisitions and Targeted De Novo Branching. As a result of our 2000 strategic shift, we have grown by expanding into attractive high-growth markets. Since 2004, we have successfully completed our mergers with Renasant Bancshares and Heritage. We believe that our proposed merger with Capital, based in Nashville, Tennessee, is consistent with this growth strategy.

Since 2005, we have also opened full service de novo branches in Oxford, Mississippi, and East Memphis and Collierville, Tennessee, and a loan production office in Brentwood, Tennessee, a suburb of Nashville. Our strategic plans call for opening up to six additional branch offices in our Oxford, Mississippi, and Huntsville and Birmingham, Alabama, markets as well as in our Tennessee markets by the end of 2010.

•

Increase Core Profitability. While our franchise concept preserves decision-making at a local level, we have centralized our legal, accounting, investment, loan review, audit and data processing functions. The centralization of these processes enables us to maintain consistent quality of these functions and achieve certain economies of scale so that increases in our expense base should be lower than our proportional increase in assets and revenues as our franchise grows. This should improve our profitability over time.

Commencing in 2004, we conducted a strategic analysis of the operations in our legacy footprint markets aimed at reducing expenses. Based on this analysis, we streamlined the management of many of our Mississippi operations by placing our community bank presidents in charge of the operations of multiple branches and eliminating the position of community bank president at several of our branches. We remain committed to aggressively managing our costs within the framework of our business model.

•

Maintain Credit Quality. We believe that maintaining strong credit quality is integral to our success. Accordingly, we have structured our policies and procedures with respect to the approval and monitoring of loans in a manner intended to limit the credit risk inherent in our lending activity. Despite our growth, we have consistently maintained strong asset quality. At December 31, 2006, our nonperforming assets, which include nonaccrual loans, loans 90 days or more past due and other real estate owned, as a percentage of total assets was 0.61%, and our net charge-offs to average loans for 2006 was 0.07%.

Recent Developments

Acquisition of Capital Bancorp, Inc. On February 5, 2007, we announced the signing of a definitive merger agreement to acquire Capital, a bank holding company headquartered in Nashville, Tennessee, and the parent of Capital Bank, a Tennessee banking corporation. At December 31, 2006, Capital operated seven full-service banking offices in the Nashville MSA and had total assets of $564.4 million, total deposits of $465.0 million and total shareholders’ equity of $35.0 million.

According to the terms of the merger agreement, each Capital common shareholder can elect to receive: (1) 1.2306 shares of our common stock for each share of Capital common stock, (2) $38.00 in cash for each share of Capital common stock, or (3) a combination of 40% cash, in the amount listed above, and 60% common stock, at the exchange ratio listed above. The merger agreement imposes an overall limitation that the aggregate stock consideration be no more than 65% and no less than 60% of the total consideration received by Capital shareholders. Based on our market close of $27.92 on February 2, 2007, the trading day immediately prior to the announcement of the execution of the definitive merger agreement with Capital, the aggregate transaction value, including the dilutive impact of Capital’s options, which we are assuming in the merger, was approximately $134.9 million.

The acquisition is expected to close early in the third quarter of 2007 and is subject to regulatory and Capital shareholder approval and other conditions set forth in the merger agreement. Pursuant to the terms of the merger agreement, Capital Bank is expected to merge with and into our bank immediately after the merger of Capital with and into us.

Capital operates seven branches in the Nashville MSA: five branches in Davidson County and one branch in both Sumner and Williamson Counties. The Nashville MSA has experienced a higher rate of population growth than the national average with a lower cost of living and lower unemployment rate. In 2007, Expansion Management magazine named the Nashville MSA as one of the Hottest Cities for Business Expansion for the third consecutive year. In Williamson County, average household income is projected to increase from $122,625 in 2006 to $155,331 in 2011, while the number of households is projected to increase 21.6% during the same time period, according to SNL Financial LC.

For the year ended December 31, 2006, Capital’s basic and diluted earnings per share were $1.18 and $1.14, respectively. This marks an increase of 27% and 30%, respectively, compared to basic and diluted earnings per share for 2005. Net income for 2006 was $4.2 million, up 30% from 2005. Loans, net of unearned income and the allowance for loan losses, and deposits grew 19% and 23%, respectively, in 2006. Information about Capital’s performance in the first quarter of 2007 is set forth below.

Our completion of the Capital acquisition is not contingent on the success of this offering. Additionally, the completion of the Capital acquisition is not certain, and we may or may not be able to consummate the transaction.

The summary of selected provisions of the merger agreement above is not complete and is qualified in its entirety by the merger agreement, which is filed as an exhibit to one of the documents incorporated by reference into this prospectus. We urge you to read the merger agreement for a more complete description of the merger.

For a more detailed discussion of our company and its business and our acquisition of Capital, see the section entitled “Business” in this prospectus.

Renasant’s First Quarter Earnings. On April 17, 2007, we reported our results of operations as of and for the quarter ended March 31, 2007. As reported, basic earnings per share were $0.45, up 7.1% from basic earnings per share of $0.42 for the first quarter of 2006, while diluted earnings per share were $0.44, up 7.3% compared to diluted earnings per share of $0.41 for the first quarter of 2006. Net income for the first quarter of 2007 was approximately $7.0 million, up 7.1% from net income of approximately $6.5 million in the first quarter of 2006. Our net interest income grew to approximately $20.7 million for the first quarter of 2007 compared to approximately $20.5 million for the same period in 2006. Net interest margin decreased to 3.67% for the first quarter of 2007 compared to 3.78% for the fourth quarter of 2006 and 3.99% for the first quarter of 2006, primarily due to an increase in public fund deposits in the first quarter of 2007 that were placed in short-term investments. Also, first quarter 2006 net interest income included approximately $262,000 in interest income from loans accounted for in accordance with AICPA Statement of Position 03-3, which we refer to as SOP 03-3 in this prospectus. This increased our net interest margin in the first quarter of 2006 by 0.05%. SOP 03-3 interest income was only approximately $19,000 in the first quarter of 2007, which had an immaterial effect on our net interest margin for that quarter.

Our noninterest income increased 10.9% to approximately $12.7 million for the first quarter of 2007 compared to approximately $11.4 million for the same period in 2006. Our noninterest expense grew 2.8% to approximately $22.5 million for the first quarter of 2007 from approximately $21.9 million for the same period in 2006. As of March 31, 2007, our total assets were approximately $2.8 billion, representing a 5.5% increase from December 31, 2006 and a 9.8% increase from March 31, 2006. Total loans, net of allowance for possible loan losses and unearned interest and fees, grew to approximately $1.9 billion at the end of the first quarter of 2007, an increase of 3.5% from approximately $1.8 billion at December 31, 2006 and an increase of 13.5% from approximately $1.7 billion at March 31, 2006. Total deposits grew to approximately $2.3 billion at March 31, 2007, representing a 7.4% increase from December 31, 2006 and an 11.5% increase since March 31, 2006.

Our overall credit quality remained strong during the first quarter of 2007. Annualized net charge-offs as a percentage of average loans were 0.04% for the first quarter of 2007, down from 0.12% for the fourth quarter of 2006 and 0.23% for the first quarter of 2006. Non-performing loans as a percentage of total loans were 0.54% at March 31, 2007, as compared to 0.62% at December 31, 2006 and 0.24% at March 31, 2006. The allowance for loan losses as a percentage of loans was 1.06% at March 31, 2007, as compared to 1.07% at December 31, 2006 and 1.11% at March 31, 2006.

Capital’s First Quarter Earnings. On April 17, 2007, Capital reported its financial condition and results of operations as of and for the quarter ended March 31, 2007. As reported, Capital’s total assets were approximately $587.2 million as of March 31, 2007, an increase of 4.04% from December 31, 2006. Total loans, net of allowance for possible loan losses and unearned interest and fees, grew 5.0% to approximately $481.5 million at the end of the first quarter of 2007 from approximately $458.6 million at December 31, 2006. Total deposits grew 2.32% since December 31, 2006 to approximately $475.7 million at March 31, 2007.

Capital’s net interest income grew 11.6% to approximately $4.5 million for the first quarter of 2007 compared to approximately $4 million for the same period in 2006, primarily due to loan growth. Net interest margin decreased to 3.50% for the first quarter of 2007 compared to 3.55% for the fourth quarter of 2006 and 3.91% for the first quarter of 2006. Capital’s noninterest income increased 6.21% to approximately $667,000 for the first quarter of 2007 compared to approximately $628,000 for the same period in 2006. Noninterest expense grew 22.7% to approximately $3.8 million for the first quarter of 2007 from approximately $3.1 million for the same period in 2006, primarily due to increased overhead associated with bank growth and merger-related expenses. As a result, net income for the first quarter of 2007 was approximately $867,000, down 11.71% from net income of approximately $982,000 in the first quarter of 2006. Basic earnings per share for the first quarter of 2007 were $0.24, down from basic earnings per share of $0.28 for the first quarter of 2006, while diluted earnings per share were $0.23, down from diluted earnings per share of $0.27 for the first quarter of 2006.

Dividend Declaration. On February 2, 2007, we announced the payment of a quarterly cash dividend on our common stock of $0.16 per share, and the dividend was paid April 2, 2007 to our shareholders of record on March 16, 2007. This dividend represents a 4.6% increase over the first quarter 2006 dividend.

Recent Developments in Our Market Areas

On February 27, 2007, Toyota Motor Corporation USA, which we refer to as Toyota in this prospectus, announced plans to locate a vehicle assembly plant in the Tupelo area. Site preparation has commenced, and construction of the plant is expected to begin in the summer of 2007, with manufacturing operations expected to commence in 2010. We believe that the construction and operation of this Toyota plant enhances the future growth prospects of the Tupelo micropolitan area and may help to insulate the Tupelo market from the full effect of any downturns in the Mississippi or national economy.

Corporate Information

Our headquarters are located at 209 Troy Street, Tupelo, Mississippi 38804, and our telephone number at that address is (662) 680-1001. We maintain a website at www.renasant.com. Information on the website is not incorporated by reference into, and is not a part of, this prospectus.

THE OFFERING

Common stock offered	2,400,000 shares (2,760,000 shares if the underwriters exercise their over-allotment option in full)

Common stock outstanding after this offering	17,960,006 shares (18,320,006 shares if the underwriters exercise their over-allotment option in full)

Net proceeds

The net proceeds of this offering to us will be approximately $50.5 million (after deducting underwriting discounts and commissions and the offering expenses payable by us and at the public offering price of $22.50 per share). The amount of net proceeds will be approximately $58.1 million if the underwriters exercise their over-allotment option in full.

Use of proceeds

We intend to use the net proceeds of this offering, together with cash on hand, if necessary, to fund the cash portion of the merger consideration payable in connection with our acquisition of Capital. The remainder of the net proceeds, if any, will be used for general corporate purposes including, among other things, to support our bank’s internal growth and capital needs.

Dividends

Historically, we have paid quarterly cash dividends. For the first quarter of 2007, we declared a cash dividend of $0.16 per share, which was paid on April 2, 2007 to shareholders of record on March 16, 2007. For each of the quarters ended September 30, 2006 and December 31, 2006, we declared a cash dividend of $0.16 per share. We declared a quarterly cash dividend for each of the quarters ended March 31, 2006 and June 30, 2006 of $0.15 per share, after giving effect to our three-for-two stock split, paid in the form of a stock dividend, in August 2006. We intend to continue paying dividends, but the payment of dividends in the future will depend upon a number of factors. We cannot give you any assurance that we will continue to pay dividends or that the amount of future dividends will not be reduced.

NASDAQ Global Select Market symbol	RNST

The number of shares outstanding after the offering is based upon 15,560,006 shares outstanding as of April 19, 2007 and excludes a total of 1,174,883 shares issuable as of that date under outstanding options and warrants to purchase our common stock. Of these options and warrants, 844,133 are exercisable as of April 19, 2007 at a weighted average exercise price of $15.80.

The number of shares outstanding after this offering also does not include any shares to be issued in connection with our pending acquisition of Capital, which we expect to close early in the third quarter of 2007. We are assuming Capital’s stock option plan in connection with the merger and at April 19, 2007, there were 226,202 options issued under this plan with a weighted average exercise price of $13.78. The number of options outstanding under this plan and the exercise price for these options will be adjusted for the exchange ratio used in the merger.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised. For more information regarding the over-allotment option, see the “Underwriting” section beginning on page 50 of this prospectus.

Risk Factors

Prior to making an investment decision, a prospective purchaser should consider all of the information set forth in this prospectus or incorporated by reference herein and should evaluate the statements set forth in the “Risk Factors” section beginning on page 14 of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data of Renasant for the periods indicated. The summary consolidated financial data of Renasant as of and for the years 2002, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, which are included elsewhere in this prospectus and in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this prospectus. Our audited consolidated financial statements for the years ended December 31, 2006 and 2005 were audited by Horne LLP, independent registered public accounting firm. Our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 were audited by Ernst & Young LLP, independent registered public accounting firm. The financial information presented in the table below is not necessarily indicative of the financial condition, results of operations or cash flows of any other period.

	At and for the Years Ended December 31, (1)
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)
Summary of Operations:
Interest income	$154,293	$128,389	$77,024	$70,810	$78,418
Interest expense	70,230	47,963	21,796	21,777	26,525
Net interest income	84,063	80,426	55,228	49,033	51,893
Provision for loan losses	2,408	2,990	1,547	2,713	4,350
Net interest income after provision for loan losses	81,655	77,436	53,681	46,320	47,543
Noninterest income	45,943	40,216	32,287	31,893	27,973
Noninterest expense	89,006	83,940	60,709	53,193	51,027

Income before income taxes	38,592	33,712	25,259	25,020	24,489
Income taxes	11,467	9,503	6,816	6,839	6,819

Income before cumulative effect of accounting change	27,125	24,209	18,443	18,181	17,670
Cumulative effect of accounting change	—	—	—	—	(1,300)

Net income	$27,125	$24,209	$18,443	$18,181	$16,370

Per Share Data: (2)
Net income before cumulative effect of accounting change—basic	$1.75	$1.56	$1.43	$1.47	$1.40
Net income before cumulative effect of accounting change—diluted	1.71	1.54	1.42	1.46	1.39
Cumulative effect of accounting change	—	—	—	—	(0.10)
Net income—basic	1.75	1.56	1.43	1.47	1.30
Net income—diluted	1.71	1.54	1.42	1.46	1.29
Dividends	0.63	0.58	0.55	0.50	0.46
Book value	16.27	15.22	13.19	11.19	10.59
Tangible book value	9.94	8.70	9.48	10.72	10.08

	At and for the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Financial Condition Data:
Total assets	$2,611,356	$2,397,702	$1,707,545	$1,415,214	$1,344,512
Loans, net of unearned income (3)	1,826,762	1,646,223	1,141,480	862,652	859,684
Securities	428,065	399,034	371,581	414,270	344,781
Deposits	2,108,965	1,868,451	1,318,677	1,133,931	1,099,048
Borrowings	216,423	266,505	191,547	125,572	91,806
Shareholders’ equity	252,704	235,440	179,042	137,625	132,778
Tangible shareholders’ equity	154,408	134,608	128,618	131,755	126,415

Selected Performance Ratios:
Return on average assets	1.08%	1.03%	1.18%	1.33%	1.25%
Return on average equity	11.00%	10.29%	11.52%	13.41%	12.85%
Return on average tangible equity	19.10%	19.08%	14.50%	14.32%	13.88%
Dividend payout ratio	36.67%	37.66%	38.31%	34.25%	35.59%
Net interest margin (4)	3.93%	4.04%	4.14%	4.23%	4.66%
Efficiency ratio (5)	66.75%	67.70%	66.94%	63.01%	61.48%
Net overhead ratio (6)	1.72%	1.86%	1.81%	1.55%	1.76%

Asset Quality Ratios: (7)
Net loans charged-off to average loans	0.07%	0.20%	0.32%	0.20%	0.42%
Ratio of nonperforming assets to total assets	0.61%	0.44%	0.64%	0.64%	0.50%
Ratio of nonperforming loans to total loans	0.62%	0.38%	0.76%	0.85%	0.42%
Ratio of allowance for loan losses to nonperforming loans	173.05%	291.94%	166.11%	181.09%	338.22%
Ratio of allowance for loan losses to total loans	1.07%	1.12%	1.26%	1.53%	1.42%

Capital Ratios:
Tier 1 leverage ratio (8)	8.95%	8.73%	8.97%	10.85%	9.28%
Tier 1 risk-based capital	11.31%	11.31%	12.40%	16.21%	13.72%
Total risk-based capital	12.31%	12.35%	13.61%	17.46%	14.97%
Average equity to average assets	9.83%	10.00%	10.21%	9.89%	9.75%

Other Data:
Office locations (9)	60	58	48	39	40
Full-time equivalent employees	813	789	650	580	587

(1)	Summary consolidated financial data includes the effect of acquisitions from the date of each acquisition. Refer to Note T, “Mergers and Acquisitions”, in the Notes to the Consolidated Financial Statements of Renasant included elsewhere in this prospectus for additional information about these acquisitions.
(2)	Amounts have been restated to reflect the effect of our three-for-two stock split effected in the form of a share dividend on August 28, 2006 and the three-for-two stock split effected in the form of a share dividend on December 1, 2003.
(3)	Does not include loans held for sale.
(4)	Net interest margin is net interest income, on a fully taxable equivalent basis, divided by total average earning assets.

(5)	Efficiency ratio is noninterest expense divided by the sum of net interest income, on a fully taxable equivalent basis, and noninterest income.
(6)	Net overhead ratio is the difference between noninterest expense and noninterest income, divided by average assets.
(7)	Nonperforming loans include loans 90 or more days past due, nonaccrual loans and restructured loans.
(8)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.
(9)	Includes banking (including loan production), financial services and mortgage offices.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Certain financial information included in our summary consolidated financial data is determined by methods other than in accordance with accounting principles generally accepted within the United States, or GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Our management uses these non-GAAP measures in its analysis of our performance.

•

“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

•	“Return on average tangible equity” is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	At and for the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)
Book value per common share	$16.27	$15.22	$13.19	$11.19	$10.59
Effect of intangible assets per share	(6.33)	(6.52)	(3.71)	(0.47)	(0.51)
Tangible book value per share	9.94	8.70	9.48	10.72	10.08

Shareholders’ equity	$252,704	$235,440	$179,042	$137,625	$132,778
Intangible assets	(98,296)	(100,832)	(50,424)	(5,870)	(6,363)
Tangible shareholders’ equity	154,408	134,608	128,618	131,755	126,415

Return on average equity	11.00%	10.29%	11.52%	13.41%	12.85%
Effect of intangible assets	8.10%	8.79%	2.98%	0.91%	1.03%
Return on average tangible equity	19.10%	19.08%	14.50%	14.32%	13.88%

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined financial information (the “pro forma financial information”) set forth below gives effect to the following transactions as if they had occurred on January 1, 2006, in the case of the consolidated income statement data, and December 31, 2006, in the case of consolidated balance sheet data:

•

The sale of 2.4 million shares of our common stock in this offering and our receipt of approximately $50.5 million in net proceeds after deducting the underwriting discount and the estimated expenses of the offering; and

•

Our acquisition of Capital, and the related issuance of approximately 2.674 million shares of our common stock and payment of approximately $55 million in cash. The foregoing assumes that 60% of the merger consideration will be paid in stock and 40% will be paid in cash. In the event that both the market value of our common stock and the value of the NASDAQ Bank Index decline by amounts specified in the merger agreement as of the date of determination, Capital may terminate the merger agreement, provided, however, that we may adjust the exchange ratio used in the merger agreement to account for the decline in the value of our stock price and proceed with the merger. The pro forma financial information shows the impact of Capital’s merger with and into us on the companies’ respective financial positions and results of operations under the purchase method of accounting with Renasant as the acquiror. Under this method of accounting, we will record the assets and liabilities of Capital at their estimated fair values as of the date the merger is completed.

The pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred or existed if the transactions above had occurred on the dates indicated, nor is it indicative of our future operating results or our financial position. The pro forma adjustments are based on the information and assumptions available at the date of this prospectus. This pro forma information does not include any cost savings or revenue enhancements that may be achieved or realized as a result of our acquisition of Capital. In addition, as explained in more detail in the accompanying notes to the pro forma financial information, the allocation of the purchase price for the Capital acquisition that is reflected in the pro forma financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded upon completion of the Capital acquisition.

	For the Year Ended December 31, 2006
	Renasant		Equity Adjustments		Capital		Capital Adjustments		Combined
	(Dollars in thousands, except per share data)
Consolidated Income Statement Data:
Interest income	$154,293		$—		$37,310		$1,636		$193,239
Interest expense	70,230		—		18,516		(766	) (1)	87,980

Net interest income	84,063		—		18,794		2,402		105,259
Provision for loan losses	2,408		—		1,328		—		3,736

Net interest income after provision for loan losses	81,655		—		17,466		2,402		101,523
Noninterest income	45,943		—		2,637		—		48,580
Noninterest expense	89,006		—		13,576		945	(1)(2)	103,527
Income taxes	11,467		—		2,346		557	(3)	14,370

Net income	$27,125		$—		$4,181		$900		$32,206

Per Common Share:
Book value per share at year end	$16.27	(4)	$2.82	(5)	$9.75	(6)	$1.99	(7)	$18.39	(7)
Basic earnings per share	1.75		—		1.18		0.34		1.56
Diluted earnings per share	1.71		—		1.14		0.32		1.53
Average shares outstanding—basic	15,515,223		2,400,000		3,537,936		2,674,026		20,589,249
Average shares outstanding—diluted	15,853,014		2,400,000		3,655,102		2,855,054		21,108,068

	As of the Year Ended December 31, 2006
	Renasant	Equity Adjustments (8)	Capital	Capital Adjustments		Combined
	(Dollars in thousands)
Consolidated Balance Sheet Data:
Cash and due from banks	$98,201	$50,494	$11,234	$(58,277	) (9)	$101,652
Investment securities	428,065	—	67,784	—		495,849
Mortgage loans held for sale	38,672	—	1,589	—		40,261
Loans, net of unearned income	1,826,762	—	464,198	(3,271	) (1)	2,287,689
Allowance for loan losses	(19,534)	—	(5,605)	—		(25,139)

Net loans	1,807,228	—	458,593	(3,271)		2,262,550
Premises and equipment	41,350	—	5,780	1,000	(1)	48,130
Intangibles	98,296	—	—	103,058	(2)	201,354
Other assets	99,544	—	19,462	(1,194	) (10)	117,812

Total assets	$2,611,356	$50,494	$564,442	$41,316		$3,267,608

Deposits	$2,108,965	$—	$464,952	$1,037	(1)	$2,574,954
Borrowings	216,423	—	56,984	(633	) (1)	272,774
Other liabilities	33,264	—	7,537	—		40,801

Total liabilities	2,358,652	—	529,473	404		2,888,529
Shareholders’ equity	252,704	50,494	34,969	40,912	(11)	379,079

Total liabilities and shareholders’ equity	$2,611,356	$50,494	$564,442	$41,316		$3,267,608

*	In the adjustment columns, bracketed items ( ) represent credits, and non-bracketed items represent debits.

(1)	Adjustment to reflect Capital’s loans, premises and equipment, deposits and borrowings at fair value. The impact of the adjustment increases net interest income $2,402 and increases noninterest expenses $25 for the year ended December 31, 2006.
(2)	Adjustment to record goodwill created as a result of the acquisition of Capital and to record amortizable intangible assets of core deposit intangible and noncompete agreements. The amortization expense for the core deposit intangible is recognized on an accelerated basis over an estimated useful life of 10 years. The amortization expense for the noncompete agreements is recognized straight-line over an estimated useful life of 5 years. The impact of these adjustments increases noninterest expenses $920 for the year ended December 31, 2006.
(3)	Reflects the tax impacts associated with the reduction in reinvestment of proceeds referred to in footnote 1 and amortization expense referred to in footnote 2 assuming a 38.25% tax rate.
(4)	Reflects 15,536,475 shares outstanding as of December 31, 2006.
(5)	As adjusted, 17,936,475 shares outstanding after the completion of this offering. If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $99,968, $128,173 and $310,833, respectively, and we would have 18,296,475 shares outstanding.
(6)	Reflects 3,621,575 shares outstanding as of December 31, 2006.
(7)	As adjusted, represents 20,610,501 shares outstanding upon the completion of this offering and the completion of the merger with Capital.
(8)	Our net proceeds from the sale of 2.4 million shares in this offering, after deducting underwriting discounts and other estimated offering expenses, will be approximately $50,494 (based on the public offering price of $22.50 per share and excluding any proceeds from the exercise of the underwriters’ overallotment option, if exercised).
(9)	To reflect the reduction in reinvestment of net proceeds due to the payment of the cash portion of the merger consideration to Capital shareholders. Also reflects anticipated deal charges.
(10)	Adjustment to record deferred tax on purchase accounting adjustments.
(11)	Reflects the issuance of common equity to Capital’s shareholders, estimated fair value of Capital’s options and elimination of Capital’s historical shareholders’ equity.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus and information incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or other risks which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Past results are not a reliable indicator of future results, and historical trends should not be used to anticipate results or trends in future periods. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related To Our Business and Industry

We are subject to lending risk.

There are inherent risks associated with our lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where we operate as well as those across the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans.

As of December 31, 2006, approximately 61% of our loan portfolio consisted of commercial, construction and commercial real estate loans. These types of loans are generally viewed as having more risk to our financial condition than residential real estate loans or consumer loans due primarily to the large amounts loaned to individual borrowers. Because the loan portfolio contains a significant number of commercial, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

In addition, approximately 82.6% of our loan portfolio at December 31, 2006 had real estate as a primary or secondary component of the collateral securing the loan. An adverse change in the value of real estate generally and in our markets specifically could significantly impair the value of the collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us, which could have a material adverse effect on our financial condition and results of operations.

We have a concentration of credit exposure in commercial real estate.

At December 31, 2006, we had approximately $629 million in commercial real estate loans, representing approximately 34.45% of our loans outstanding on that date. In addition to the general risks associated with our lending activities described above, commercial real estate loans are subject to additional risks. Commercial real estate loans depend on cash flows from the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy generally or in occupancy rates where the property is located could increase the likelihood of default. In addition, banking regulators are giving commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for possible losses and capital levels as a result of commercial real estate lending growth and exposure. Any of these factors could have a material adverse effect on our financial condition and results of operations.

We may not be able to successfully integrate Capital or realize the anticipated benefits of the merger.

Our merger with Capital involves the combination of two bank holding companies that previously have operated independently. A successful combination of the operations of the two entities will depend substantially on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We may not be able to combine the operations of Capital with our operations without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our successful integration of Capital.

Further, we entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company in the Nashville MSA, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether we integrate Capital in an efficient and effective manner, and general competitive factors in the marketplace. We also believe that our ability to successfully integrate Capital with our operations will depend to a large degree upon our ability to retain Capital’s existing management personnel. Although we have entered into or will enter into employment and noncompetition agreements with certain officers of Capital, there can be no assurance that these officers or key employees will not depart.

Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact our business, financial condition and operating results. In addition, the attention and effort devoted to the integration of Capital with our existing operations may divert management’s attention from other important issues and could seriously harm our business. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

We could fail to consummate the proposed acquisitions of Capital and its subsidiary bank.

We have entered into an agreement to merge with Capital and acquire its subsidiary bank. This acquisition is dependent upon certain conditions, including, without limitation, approval of Capital’s shareholders and regulatory approvals. Should we fail to consummate the acquisition, we could be adversely affected because of the transactional costs associated with the acquisition.

We depend on the accuracy and completeness of information furnished by others about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we often rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

The allowance for possible loan losses may be insufficient.

Although we try to maintain diversification within our loan portfolio in order to minimize the effect of economic conditions within a particular industry, management also maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, to absorb probable credit losses inherent in the entire loan portfolio. The appropriate level of the allowance is based on management’s quarterly analysis of the loan portfolio and represents an amount that management deems adequate to provide for inherent losses, including collective impairment. Among other considerations in establishing the allowance for loan losses, management considers economic conditions reflected within industry segments, the unemployment rate in our markets, loan segmentation and historical losses that are inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.

In addition, bank regulatory agencies periodically review the allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital and may have a material adverse effect on our financial condition and results of operations.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest earned on assets, such as loans and securities, and the cost of interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (1) our ability to originate loans and obtain deposits, which could reduce the amount of fee income generated, (2) the fair value of our financial assets and liabilities and (3) the average duration of our mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income could be adversely affected, which in turn could negatively affect our earnings. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the results of our operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Volatility in interest rates may also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government and Agency securities and other investment vehicles, including mutual funds, which generally pay higher rates of return than financial institutions because of the absence of federal insurance premiums and reserve requirements. Disintermediation could also result in material adverse effects on our financial condition and results of operations.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on the dividends from our bank as our primary source of funds. The primary source of funds of our bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations or to support growth. Such sources include Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand.

If the aforementioned sources of liquidity are not adequate for our needs, we may attempt to raise additional capital in the capital markets. Our ability to raise additional capital, if needed, will depend on conditions in such markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital in this manner.

If we are unable to meet our liquidity needs, we may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets.

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Since 2004, we have significantly grown our business outside our Mississippi footprint through the acquisition of entire financial institutions and through de novo branching. We intend to continue pursuing a growth strategy for our business through de novo branching. In addition, although we have no current intentions regarding new acquisitions in the next few years, we expect to continue to evaluate attractive acquisition opportunities that are presented to us. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development, including the following:

Management of Growth. We may be unable to successfully

•	maintain loan quality in the context of significant loan growth;

•	maintain adequate management personnel and systems to oversee such growth;

•	maintain adequate internal audit, loan review and compliance functions; and

•	implement additional policies, procedures and operating systems required to support such growth.

Operating Results. There is no assurance that existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. Our growth and de novo branching strategy necessarily entails growth in overhead expenses as we routinely add new offices and staff. Our historical results may not be indicative of future results or results that may be achieved as we continue to increase the number and concentration of our branch offices. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on our results of operations and financial condition could be more significant than would be the case for a larger company.

Development of Offices. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, our de novo branches can be expected to negatively impact our earnings for some period of time until the branches reach certain economies of scale. Our expenses could be further increased if we encounter delays in opening any of our de novo branches. We may be unable to accomplish future branch expansion plans due to a lack of available satisfactory sites, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated acquisition costs or other factors. Finally, we have no assurance our de novo branches or branches that we may acquire will be successful even after they have been established or acquired, as the case may be.

Expansion into New Markets. Much of our recent growth, and all of our growth through acquisitions, has been focused in the highly-competitive Memphis and Nashville, Tennessee and Birmingham and Huntsville, Alabama metropolitan markets. The customer demographics and financial services offerings in these markets are unlike those found in the Mississippi markets that we have historically served. In these growth markets we face competition from a wide array of financial institutions, including much larger, well-established financial institutions. Our expansion into these new markets may be unsuccessful if we are unable to meet customer demands or compete effectively with the financial institutions operating in these markets.

Regulatory and Economic Factors. Our growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect our continued growth and expansion. Such factors may cause us to alter our growth and expansion plans or slow or halt the growth and expansion process, which may prevent us from entering certain target markets or allow competitors to gain or retain market share in our existing or expected markets.

Failure to successfully address these issues could have a material adverse effect on our financial condition and results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

We may face risks with respect to future acquisitions.

When we attempt to expand our business through mergers or acquisitions, we seek partners that are culturally similar to us, have experienced management and possess either significant market presence or have potential for improved profitability through economies of scale or expanded services. Acquiring other banks, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

•	the time and costs associated with identifying and evaluating potential acquisition and merger partners;

•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;

•

the time and costs of evaluating new markets, hiring experienced local management and opening new bank locations, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction;

•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;

•	entry into new markets where we lack experience; and

•	risks associated with integrating the operations and personnel of the acquired business, which are discussed above in the context of our proposed acquisition of Capital.

Although we have no current intentions regarding new acquisitions in the next few years, we expect to continue to evaluate merger and acquisition opportunities that are presented to us and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place, and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

Competition in the banking industry is intense and may adversely affect our profitability.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have substantially greater resources than we have, including higher total assets and capitalization, greater access to capital markets and a broader offering of financial services. Such competitors primarily include national, regional and community banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries.

Our industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures.

Our ability to compete successfully depends on a number of factors, including, among other things:

•	the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

•	the ability to expand our market position;

•	the scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in the states of Mississippi, Tennessee and Alabama.

Our success depends primarily on the general economic conditions of the states of Mississippi, Tennessee and Alabama and the specific local markets in each of those states in which we operate. Unlike larger national or other regional banks that are more geographically diversified, 73% of our loans and 61% of our deposits at December 31, 2006 were principally located in the Tupelo, Oxford and DeSoto County, Mississippi; Memphis and Nashville, Tennessee; and Birmingham, Decatur and Huntsville, Alabama metropolitan areas. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources.

The earnings of bank holding companies are significantly affected by general business and economic conditions.

In addition to the risks associated with the general economic conditions in the markets in which we operate, our operations and profitability are also impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse effect on our financial condition and results of operations.

We are subject to extensive government regulation, and such regulation could limit or restrict our activities and adversely affect our earnings.

We and our bank are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not the economic or other interests of shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of the foregoing, could affect us and/or our bank in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

Under regulatory capital adequacy guidelines and other regulatory requirements, we and our bank must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. If we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. Our failure to maintain the status of “well capitalized” under our regulatory framework could affect the confidence of our customers in us, thus compromising our competitive position. In addition, failure to maintain the status of “well capitalized” under our regulatory framework or “well managed” under regulatory examination procedures could compromise our status as a bank holding company and related eligibility for a streamlined review process for acquisition proposals.

We are also subject to laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations. These laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention.

Failure to comply with laws, regulations or policies could also result in sanctions by regulatory agencies and/or civil money penalties, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. Please refer to Note N, “Regulatory Matters,” in the Notes to Consolidated Financial Statements of Renasant included elsewhere in this prospectus for additional information regarding the regulatory environment in which we operate.

Our recent results may not be indicative of our future results.

We do not expect to be able to sustain our historical rate of growth, and we may not even be able to grow our business at all. Our recent and rapid growth, which was due in large part to our acquisitions of Renasant Bancshares and Heritage in 2004 and 2005, respectively, may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market or the ability to find suitable expansion opportunities. In addition, we have no current intentions regarding future acquisitions of financial institutions. Thus, our future rate of growth is unlikely to reflect the rate of our growth we have experienced since 2004. Various factors, such as economic conditions, regulatory and legislative considerations and competition, which are discussed in more detail above, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected.

We may not be able to attract and retain skilled people.

Our success depends in part on our ability to retain key executives and to attract and retain additional qualified personnel who have experience both in sophisticated banking matters and in operating a bank of our size. Competition for such personnel is intense in the banking industry, and we may not be successful in attracting or retaining the personnel we require. The unexpected loss of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our markets, years of industry experience and the difficulty of promptly finding qualified replacements. We expect to effectively compete in this area by offering financial packages that are competitive within the industry.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although management has policies and procedures to perform an environmental review before the loan is recorded and before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact our business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. For example, during 2005, Hurricanes Katrina and Rita made landfall and subsequently caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico. Although our operations were not disrupted by these hurricanes or their aftermath, other severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Risks Associated With Our Common Stock

Shares eligible for future sale could have a dilutive effect.

Shares of our common stock eligible for future sale, including those that may be issued in the acquisition of Capital and any other offering of our common stock for cash, could have a dilutive effect on the market for our common stock and could adversely affect market prices.

As of April 19, 2007, there were 75,000,000 shares of our common stock authorized, of which 15,560,006 shares were outstanding, excluding 1,174,883 shares issuable under outstanding options and warrants to purchase our common stock as of April 19, 2007. We currently estimate that up to a maximum of approximately 2.9 million shares will be issued to Capital shareholders in connection with that acquisition. Under the merger agreement, in the event that both the market value of our common stock and the value of the NASDAQ Bank Index decline by amounts specified in the merger agreement as of the date of determination, Capital may terminate the merger agreement, provided, however, that we may adjust the exchange ratio used in the merger agreement to account for the decline in the value of our stock price and proceed with the merger. As a result, we are unable to state with certainty the number of shares that we may ultimately issue in the Capital transaction. Any adjustment in the exchange ratio will likely result in additional shares of our common stock being issued to Capital shareholders, which would cause additional dilution to our current shareholders and investors purchasing shares in this offering.

The market price of our common stock may decline after the stock offering.

We are currently offering for sale 2,400,000 shares of our common stock (2,760,000 shares if the underwriters exercise their over-allotment option in full). The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

Our stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	actual or anticipated variations in quarterly results of operations;

•	recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the banking and financial services industry;

•	perceptions in the marketplace regarding us and/or our competitors;

•	new technology used, or services offered, by us or our competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	changes in government regulations; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results.

The trading volume in our common stock is less than that of other larger bank holding companies.

Although our common stock is listed for trading on The NASDAQ Global Select Market, the average daily trading volume in our common stock is low, generally less than that of many of the our competitors and other larger bank holding companies. For the three months ended April 30, 2007, the average daily trading volume for our common stock was approximately 30,300 shares per day. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Significant sales of our common stock, or the expectation of these sales, could cause volatility in the price of our common stock.

Our ability to declare and pay dividends is limited by law, and we may be unable to pay future dividends.

We are a separate and distinct legal entity from our bank, and we receive substantially all of our revenue from dividends from our bank. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on debt. Various federal and/or state laws and regulations limit the amount of dividends that our bank may pay to us. In the event our bank is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on our common stock. The inability to receive dividends from our bank could have a material adverse effect on our business, financial condition and results of operations. See “Price Range of Our Common Stock and Dividend Information” below for more information regarding restrictions on our ability to pay dividends.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. Also, in connection with the Heritage acquisition, we assumed junior subordinated debentures issued by Heritage. At December 31, 2006, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling approximately $64 million. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. Further, the junior subordinated debentures we issued to the trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

Our Articles of Incorporation and Bylaws, as well as certain banking laws, could decrease our chances of being acquired even if our acquisition is in our shareholders’ best interests.

Provisions of our Articles of Incorporation and Bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions impedes a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction favorable to our shareholders.

Possible Violation of the Securities Act of 1933

On April 20, 2007, we sent an e-mail to the participants in our 401(k) plan to determine their level of interest in purchasing shares of our common stock in this offering. On May 4, 2007, we sent a follow-up e-mail to those participants who had indicated an interest in purchasing shares of our common stock in this offering. Fifty-five of our employees decided to purchase an aggregate of approximately 37,500 shares of our common stock.

The underwriters have advised us that they will not accept from the 401(k) plan the offer to purchase approximately 37,500 shares of our common stock.

The offer to the participants in our 401(k) plan may have violated Section 5 of the Securities Act of 1933, as amended. In the event that the e-mails in fact violated Section 5, the participants would have a claim against us for damages they incurred by virtue of such violation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are made part of this prospectus by reference to other documents filed with the Securities and Exchange Commission contain various forward-looking statements about us within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will likely result,” and similar expressions, or future or conditional verbs such as “will,” “should,” “would,” and “could”, are generally forward-looking in nature and not historical facts. You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus and in the documents which are incorporated by reference into this prospectus, could cause results to differ materially from those expressed in such forward-looking statements:

•	the effect of economic conditions and interest rates on a national, regional or international basis;

•	the performance of our businesses following our merger with Capital;

•	the timing of the implementation of changes in operations to achieve enhanced earnings or effect cost savings;

•

our ability to successfully integrate our operations with Capital’s, the compatibility of the operating systems of the combining companies and the degree to which our existing administrative and back-office functions and costs are complementary with or redundant of Capital’s;

•	competitive pressures in the consumer finance, commercial finance, insurance, financial services, asset management, retail banking, mortgage lending and auto lending industries;

•	the financial resources of, and products available to, competitors;

•	changes in laws and regulations, including changes in accounting standards;

•	changes in policy by regulatory agencies;

•	changes in the securities and foreign exchange markets;

•	opportunities that may be presented to and pursued by us following our merger with Capital;

•	our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	the strength of the economies in our target markets, as well as general economic, market or business conditions;

•	changes in demand for loan products and financial services;

•	concentration of credit exposure;

•	changes or the lack of changes in interest rates, yield curves and interest rate spread relationship; and

•	other circumstances, many of which are beyond our control.

Our management believes the forward-looking statements about us are reasonable. However, you should not place undue reliance on them. Any forward-looking statements in the prospectus are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. We disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

USE OF PROCEEDS

At the public offering price of $22.50 per share, the following table shows the calculation of the approximate net proceeds we will receive from the sale of shares of our common stock in this offering.

Gross proceeds from offering	$54,000,000
Less: Underwriting discounts and commissions	3,105,600
Estimated expenses of offering	400,000

Net proceeds to us	$50,494,400

We expect to use the net proceeds of this offering, together with cash on hand, if necessary, to fund the cash portion of the merger consideration payable in our acquisition of Capital. Under the terms of our merger agreement with Capital, the maximum amount of cash merger consideration we could be required to pay is approximately $55 million, based on the number of shares of Capital common stock outstanding as of the date of this prospectus and assuming that 40% of the merger consideration is paid in cash. We intend to use any proceeds of this offering remaining after the payment of the cash merger consideration, if any, for general corporate purposes, including, among other things, to support our bank’s internal growth and capital needs.

Our acquisition of Capital is discussed in more detail in this prospectus in the section entitled “Business—Recent Developments.” The acquisition of Capital is subject to approval by Capital’s shareholders and regulatory approval and to other conditions specified in the merger agreement with Capital. The success of this offering, however, is not a condition to the Capital acquisition. If the Capital acquisition is not completed, we expect to use the entire net proceeds of this offering for general corporate purposes, including, among other things, to support our bank’s internal growth and capital needs.

CAPITALIZATION

The following table sets forth our capitalization and certain capital ratios as of December 31, 2006. Our capitalization is presented:

•	on an actual basis;

•

on an as adjusted basis to reflect the sale of 2.4 million shares of our common stock at the public offering price of $22.50 per share and our receipt of approximately $50.5 million in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of this offering; and

•

on a pro forma as adjusted basis, giving effect to the aforementioned offering, and assuming approximately 2.674 million shares to be issued in connection with the acquisition of Capital and the application of all of the net proceeds from this offering to pay the cash portion of the merger consideration, assuming that 40% of the merger consideration is paid in cash.

We have based the as adjusted and pro forma as adjusted capitalization information on available information and assumptions that management believes are reasonable and that reflect the effect of these transactions as if they occurred on December 31, 2006. In the event that both the market value of our common stock and the value of the NASDAQ Bank Index decline by amounts specified in the merger agreement as of the date of determination, Capital may terminate the merger agreement, provided, however, that we may adjust the exchange ratio used in the merger agreement to account for the decline in the value of our stock price and proceed with the merger. This table should be read in conjunction with the information appearing under “Summary Unaudited Pro Forma Condensed Combined Financial Data” and our historical financial statements and related notes included elsewhere in this prospectus and the historical financial statements and related notes of Capital included in this prospectus.

	December 31, 2006
	Actual (1)	As adjusted (2)(3)	Pro forma as adjusted (3)(4)
	(Dollars in thousands, except per share data)
Long-term Debt:
Junior subordinated debentures (5)	$64,204	$64,204	$76,576

Shareholders’ Equity:
Preferred stock, $.01 par value—5,000,000 authorized; no shares issued	—	—	—
Common stock, $5.00 par value—75,000,000 shares authorized, 17,233,559 shares issued as of December 31, 2006	86,168	98,168	111,538
—as adjusted 19,633,559 shares issued; (6) —pro forma as adjusted 22,307,585 shares issued (6)
Treasury stock, at cost	(25,719)	(25,719)	(25,719)
Additional paid-in capital	83,844	122,338	184,849
Retained earnings	114,254	114,254	114,254
Accumulated other comprehensive income (loss)	(5,843)	(5,843)	(5,843)

Total shareholders’ equity	$252,704	$303,198	$379,079

Book value per share (6)	$16.27	$16.90	$18.39

	December 31, 2006
	Actual (1)	As adjusted (2)(3)	Pro forma as adjusted (3)(4)
	(Dollars in thousands)
Capital Ratios:
Tier 1 leverage ratio (7)	8.95%	10.78%	8.27%
Risk-based capital: (8)
Tier 1 risk-based capital	11.31%	13.89%	10.56%
Total risk-based capital	12.31%	14.89%	11.60%

(1)	Reflects 15,536,475 shares outstanding at December 31, 2006.
(2)	As adjusted, reflects 17,936,475 shares outstanding after the completion of this offering. If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $99,968, $128,173 and $310,833 respectively.
(3)	Before issuance of up to 360,000 shares of common stock pursuant to the underwriters’ over-allotment option.
(4)	Pro forma as adjusted, reflects 20,610,501 shares outstanding upon the completion of this offering and the completion of the merger with Capital. For purposes of this offering, we assume 2,674,026 shares to be issued in connection with the acquisition. If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $113,338, $190,684 and $386,714, respectively.
(5)	Consists of debt issued in connection with our trust preferred securities and, for pro forma as adjusted, debt issued in connection with Capital’s trust preferred securities that we will assume in connection with the merger.
(6)	Actual book value per share equals total shareholders’ equity of $252,704, divided by 15,536,475 shares issued at December 31, 2006. Book value per share as adjusted equals total shareholders’ equity of $303,198 (based on net proceeds of this offering of approximately $50,494), divided by 17,936,475 shares (based on the issuance and sale of 2,400,000 shares in this offering). Book value per share pro forma as adjusted equals total shareholders’ equity of $379,079 (based on net proceeds of this offering of approximately $50,494) divided by 20,610,501 shares (based on the issuance and sale of 2,400,000 shares in this offering and the issuance of 2,674,026 shares in connection with the Capital merger).
(7)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the year ended December 31, 2006. As adjusted calculation assumes that the proceeds from the offering would have been received as the last transaction for the year ended December 31, 2006. Pro forma as adjusted calculation assumes that the proceeds from the offering would have been received as the last transaction for the year ended December 31, 2006 and that the Capital merger had been consummated on December 31, 2006.
(8)	The as adjusted and pro forma as adjusted calculations for the risk-based capital ratios assume that the net proceeds from the offering are invested in assets which carry a 0% risk weighting as of December 31, 2006.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Effective July 3, 2006, our common stock began trading on The NASDAQ Global Select Market. From May 2, 2005 until July 3, 2006, our common stock traded on The NASDAQ National Market (for purposes of the following discussion, “Nasdaq” refers to The NASDAQ National Market for the period when our common stock was listed on such market tier and refers to The NASDAQ Global Select Market thereafter). Our ticker symbol on Nasdaq is “RNST”. Prior to May 2, 2005, our common stock traded on the American Stock Exchange (“AMEX”) under the ticker symbol “PHC”. On April 19, 2007, we had approximately 5,367 shareholders of record.

The following table sets forth the high and low sales price for our common stock for each quarterly period for the fiscal years ended December 31, 2006 and 2005 and through May 7, 2007 as reported on Nasdaq or the AMEX, as applicable, and the amount of cash dividends declared during each quarterly period during such periods:

	Prices		Dividends Per Share
	High	Low
2007:
2nd Quarter (through May 7, 2007)	$25.72	$23.11	$—
1st Quarter	31.50	22.88	0.160

2006
1st Quarter	$24.63	$20.90	$0.153
2nd Quarter	26.90	23.41	0.153
3rd Quarter	31.46	25.65	0.160
4th Quarter	32.63	27.32	0.160

2005
1st Quarter	$22.13	$20.00	$0.140
2nd Quarter	21.61	18.67	0.147
3rd Quarter	23.33	19.43	0.147
4th Quarter	21.73	19.34	0.147

The Nasdaq and AMEX quotations and the dividends per share have been adjusted for our three-for-two stock split paid on August 28, 2006.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. Historically, we have paid quarterly cash dividends on our common stock, and our board of directors presently intends to continue to pay regular quarterly cash dividends. Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, including our outstanding trust preferred securities and accompanying junior subordinated debentures, and other factors deemed relevant by our board of directors. In order to pay dividends to shareholders, we must receive cash dividends from our bank. As a result, our ability to pay future dividends will depend upon the earnings of the bank, its financial condition and its need for funds.

Moreover, there are a number of federal and state banking policies and regulations that restrict our bank’s ability to pay dividends. In particular, because the bank is a depository institution and its deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, our bank is subject to regulations which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. Federal Reserve policy requires us to maintain adequate regulatory capital, and we are expected to serve as a source of financial strength to our bank and to commit resources to support the bank. Finally, the approval of the Mississippi Department of Banking and Consumer Finance is required prior to the bank paying dividends, which are limited to earned surplus in excess of three times capital stock. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

BUSINESS

Renasant Corporation

We are a bank holding company headquartered in Tupelo, Mississippi. We own and operate Renasant Bank, a Mississippi banking association with operations in Mississippi, Alabama and Tennessee. Renasant Bank owns Renasant Insurance, Inc., a Mississippi corporation with operations in Mississippi. Our bank was originally founded in 1904 as The Peoples Bank & Trust Company. In 1982, we reorganized as a bank holding company. In 2005, we changed our name from The Peoples Holding Company to Renasant Corporation following our acquisition of Renasant Bancshares.

We are engaged in the general banking business and activities closely related to banking, as authorized by the banking laws and regulations of the United States. Substantially all of our business activities are conducted through, and substantially all of our assets and revenues are derived from, our bank. Through Renasant Insurance, we also offer all lines of commercial and personal insurance through major carriers.

Our assets primarily consist of our investment in our bank. At December 31, 2006, our consolidated total assets were approximately $2.6 billion, our total loans were approximately $1.8 billion, our total deposits were approximately $2.1 billion, and our total shareholders’ equity was approximately $252 million.

We have four reportable segments: a Mississippi community bank, a Tennessee community bank, an Alabama community bank and an insurance agency. Financial information about our segments, including information with respect to revenues from external customers, profit or loss and total assets for each segment, is contained in the notes to our consolidated financial statements included with this prospectus. The description of the activities conducted by our bank below applies to the operations of each of our three banking segments.

Our principle executive offices are located at 209 Troy Street, Tupelo, Mississippi 38804. Our telephone number at that address is (662) 680-1001. Our internet address is www.renasant.com.

Renasant Bank

Our bank is a community bank offering a complete range of banking and financial services to individuals and to small to medium-size businesses. These services include checking and savings accounts, business and personal loans, interim construction and residential mortgage loans, student loans, equipment leasing, as well as safe deposit and night depository facilities. Additionally, we offer our customers 24-hour banking services through our internet banking product and our call center, and we are open on Saturdays in many of our markets.

In 2000, our current management implemented a strategic shift in our bank’s focus, with the goal of expanding our bank’s business and operations from a local bank serving primarily rural markets in Mississippi to a regional bank with a focus on growth markets. As part of our expansion, we acquired Renasant Bancshares and Heritage Financial Holding Corporation. In addition to these acquisitions, we also expanded the products and services we had historically provided in an attempt to attract customers in our growth markets both within and outside of Mississippi. Management responsibilities were also realigned to reflect our new regional focus. Our name change, as well as the change of our bank’s name to Renasant Bank, also reflects this strategic shift.

As of April 19, 2007, our bank had 60 banking (including loan production), financial services and mortgage offices located throughout our markets in north and north central Mississippi, west and middle Tennessee, and north and north central Alabama. The map located on the inside front cover of this prospectus provides further detail of our office locations as well as the office locations of Capital, which we propose to acquire as described below.

In Mississippi, our bank has seven branches in Tupelo, three branches in Booneville, two branches each in Amory, Corinth, Pontotoc and West Point and one branch each in Aberdeen, Batesville, Belden, Calhoun City,

Coffeeville, Grenada, Guntown, Hernando, Horn Lake, Iuka, Louisville, New Albany, Okolona, Olive Branch, Oxford, Saltillo, Sardis, Shannon, Smithville, Southaven, Verona, Water Valley and Winona. Our bank operates one loan production office in Hernando and two financial services offices, one office each in Tupelo and Southaven.

In Tennessee, our bank operates four branches, one branch each in Memphis, Germantown, Cordova and Collierville. In addition, our bank operates a loan production office in Brentwood, a suburb of Nashville.

In Alabama, our bank has three branches in Decatur, two branches in Birmingham and one branch each in Huntsville, Madison and Trussville. Our bank operates two loan production offices, one office each in Hoover and Montgomery, which offer 1-4 family residential mortgages.

The following two tables reflect on a dollar amount and percentage basis, respectively, the changes in the distribution of our bank’s total assets, loans, deposits and bank facilities located in Mississippi, Alabama and Tennessee from December 31, 2000 to December 31, 2006:

State	Assets		Loans		Deposits		Offices
	2000	2006	2000	2006	2000	2006	2000	2006
	(Dollar amounts in thousands)
Mississippi	$1,211,940	$1,472,998	$812,701	$992,654	$1,046,605	$1,345,694	42	48
Tennessee	—	449,561	—	348,543	—	295,406	—	4
Alabama	—	688,797	—	485,565	—	467,865	—	8

Total	$1,211,940	$2,611,356	$812,701	$1,826,762	$1,046,605	$2,108,965	42	60

State	Assets		Loans		Deposits		Offices
	2000	2006	2000	2006	2000	2006	2000	2006
Mississippi	100%	57%	100%	54%	100%	64%	100%	80%
Tennessee	—	17	—	19	—	14	—	7
Alabama	—	26	—	27	—	22	—	13

Total	100%	100%	100%	100%	100%	100%	100%	100%

Renasant Insurance

Renasant Insurance is a full-service insurance agency offering all lines of commercial and personal insurance through major carriers. At December 31, 2006, Renasant Insurance contributed total revenue of $3.7 million, or 2.88% of our total revenue, and operated three offices in central and northern Mississippi.

Business Strategy

Our vision is to be the financial services provider of choice in each community we serve and to deliver attractive shareholder returns. In order to achieve these objectives, we intend to focus on the following areas:

Emphasize Relationship Banking. We believe that customers want to do business with a community bank. We believe that we are able to compete successfully with larger competitors because we constantly strive to deliver the level of exceptional customer service traditionally offered by a community bank while seeking opportunities to strengthen relationships both with customers and in the communities we serve. While all of our branch banks operate within our single banking subsidiary, we have taken steps to enable these branches to provide the personalized products and customer service that we believe solidifies client relationships and builds customer loyalty. Our personalized approach is most apparent in the organization of our branch banks.

Our branch banks have been organized into community banks using a franchise concept. The franchise approach empowers our community bank presidents to execute their own business plans in order to rapidly deliver personalized service and products tailored to the local communities in which our bank is located. Specific performance measurement tools are available to assist our community bank presidents in determining the success of their business plan implementation. Some of the ratios used in measuring the success of their business plan include: return on average assets; the number and type of services provided per household; fee income shown as a percent of loans and deposits; the efficiency ratio; loan and deposit growth; net interest margin and spread; the percentage of loans past due in greater than 30, 60 and 90 day categories; and net charge-offs to average loans.

Capitalize on Organic Growth Opportunities. We target both consumers and small and medium-sized businesses in our markets. Due to the recent consolidation of financial institutions in our key growth markets, we believe there is a significant opportunity for us to obtain business from a new segment of commercial and retail customers. Additionally, experienced and talented management and lending personnel are often dislocated as a result of bank mergers, and we believe that our emphasis on community banking makes us an attractive new opportunity for these individuals. We believe that, by attracting such experienced management personnel and loan officers as well as sophisticated banking customers, we will be able to grow successfully both within our key growth markets and in potential new markets into which we might expand.

Grow Through Strategic Acquisitions and Targeted De Novo Branching. As a result of our 2000 strategic shift in our bank’s focus, we have focused on expansion opportunities in markets with favorable growth characteristics and in which we believe we will be able to execute our strategy. Our mergers with Renasant Bancshares and Heritage have supported our goals of expanding into attractive markets. We believe that our proposed merger with Capital is consistent with this growth strategy.

In addition to seeking to capitalize on attractive acquisition opportunities in our key markets, we are also opening de novo branches to fill in our expanded footprint. Since 2005, we have opened full service de novo branches in Oxford, Mississippi, and East Memphis and Collierville, Tennessee, and a loan production office in Brentwood, Tennessee, a suburb of Nashville. Our strategic plans call for opening up to six additional branches in our Oxford, Mississippi, and Huntsville and Birmingham, Alabama, markets as well as in our Tennessee markets by the end of 2010. We believe that our de novo efforts will bolster our ability to take advantage of the opportunities for growth that have been created by our Tennessee and Alabama acquisitions (including our pending acquisition of Capital) and to capitalize on organic growth opportunities presented in our markets.

Increase Core Profitability. We have centralized our legal, accounting, investment, loan review, audit and data processing functions. The centralization of these processes enables us to maintain consistent quality of these functions and achieve certain economies of scale so that increases in our expense base should be lower than our proportional increase in assets and revenue as our franchise grows. Also, as we expand our fee-based services throughout our entire market area, including the new areas we enter into through expansion, we believe that we will be able to increase our noninterest income. This should improve our profitability over time.

Commencing in 2004, we conducted a strategic analysis of the operations in our legacy footprint markets aimed at reducing expenses. Based on this analysis, we streamlined the management of many of our Mississippi operations by placing our community bank presidents in charge of the operations of multiple branches and eliminating the position of community bank president at several of our branches. We remain committed to aggressively managing our costs within the framework of our business model.

Maintain Credit Quality. Maintaining strong credit quality is integral to our success. Our process for evaluating loans and determining the appropriate allowance for loan losses is described in more detail below. We believe that our policies and procedures with respect to the approval and monitoring of loans have been established in a manner that limits our exposure to the credit risk that is inherent in our lending activity. Despite our growth, we have consistently maintained strong asset quality. At December 31, 2006, our nonperforming assets, which include nonaccrual loans, loans 90 days or more past due and other real estate owned, as a percentage of total assets was 0.61%, and our net charge-offs to average loans for 2006 was 0.07%.

Market Areas

Our market areas are located in north and north central Mississippi, west and middle Tennessee and north and north central Alabama. Over the past three years, we have made significant efforts to expand our market area outside of our traditional Mississippi markets and into what we believe are attractive growth markets. In addition, we believe that our acquisition of Capital, discussed in more detail below, illustrates that we are continuing our efforts to expand our franchise into attractive markets. Over the next two to three years, however, we intend to focus on integrating Capital into our operations and expanding through organic growth. Accordingly, we have no current expectations regarding any new acquisitions during this period, although we expect to continue to evaluate attractive acquisition opportunities that are presented to us.

On July 1, 2004, we acquired Renasant Bancshares, a bank holding company headquartered in Germantown, Tennessee, and its wholly-owned subsidiary, Renasant Bank of Tennessee. At the time of the acquisition, Renasant Bank of Tennessee had two banking offices in Germantown and Cordova, Tennessee, which are within the Memphis, TN-MS-AR Metropolitan Statistical Area (which we refer to as the Memphis MSA), and a loan production office in Hernando, Mississippi.

We believe that Memphis and Nashville are very attractive growth markets for us. The Nashville and Memphis MSAs are the first and second largest Tennessee metropolitan statistical areas, respectively, according to data compiled by SNL Financial LC, with projected population growth rates from 2006 to 2011 of 10.88% and 6.51%, respectively. We believe that both of these markets offer desirable demographics in terms of our target customers. In addition, Memphis was recognized in the Winter 2006 edition of Southern Business and Development Magazine as one of the top 10 cities in the United States for business and industry headquarters relocation. The Nashville MSA has experienced a higher rate of population growth than the national average with a lower cost of living and lower unemployment rate. In 2007, Expansion Management magazine named the Nashville MSA one of the Hottest Cities for Business Expansion for the third consecutive year. According to SNL Financial, within the Nashville MSA, the Williamson County average annual household income is projected to increase from $122,625 in 2006 to $155,331 in 2011, while the total number of households is projected to increase 21.6% during the same time period.

We expanded into Alabama when we acquired Heritage Financial Holding Corporation, a bank holding company headquartered in Decatur, Alabama, and Heritage Bank, a wholly-owned subsidiary of Heritage, on January 1, 2005. At the time of the acquisition, Heritage Bank operated eight banking offices in Decatur, Huntsville and Birmingham, Alabama.

We believe that the three Alabama markets in which we operate also present enticing growth opportunities. Birmingham enjoyed several high-profile job announcements in the fourth quarter of 2006 and was ranked by the Gold Guide (published by the National Policy Research Council) as the eighth best location in the nation for entrepreneurs. It was also listed by the U.S. Bureau of Labor Statistics as one of the Top 10 largest Southeastern technology centers. Huntsville has the highest concentration of Inc. Magazine’s 500 fastest-growing private companies and was rated the number one mid-market in the South in the June 2005 edition of Southern Business & Development Magazine. Decatur is home to 20 Fortune 500 companies, and Morgan County, in which Decatur is located, had the most announced capital investment in the state in 2004, according to the Morgan County Economic Development Association. Finally, both Huntsville and Decatur expect to receive a substantial influx of new residents over the next few years as a result of the Department of Defense’s Base Realignment and Closure assignments.

While we have expanded into Tennessee and Alabama, we believe that the demographics and prospects in a number of our Mississippi markets also present attractive opportunities for growth. On February 27, 2007, Toyota announced plans to locate a vehicle assembly plant in the Tupelo area. Site preparation has commenced, and construction of the plant is expected to begin in the summer of 2007, with manufacturing operations expected to commence in 2010. We believe that the construction and operation of this Toyota plant enhances the future growth prospects of the Tupelo micropolitan area, and may help to insulate the Tupelo market from the full effect of any downturns in the Mississippi or national economy. We also believe the new Toyota plant will have a positive effect on the local construction industry and on the general employment outlook in the area. Even prior to the announcement of the new Toyota plant, Tupelo-Lee County ranked as the 2nd most active micropolitan area in the United States, according to Site Selection magazine. DeSoto County, another key growth market in Mississippi, is the fastest growing county in the state and is the 29th fastest growing county in the United States, according to the U.S. Census Bureau. In addition, according to SNL Financial, Desoto County is projected to grow 26.5% from 2006 until 2011 and is expected to see a 28.1% growth rate in total households during this same period. Lafayette County, where the City of Oxford is located, has a projected population growth rate from 2006 to 2011 of 8.23%, according to SNL Financial. In addition, the average home value in Oxford was calculated to be $226,404 according to a 2006 national Coldwell Banker real estate study.

Recent Developments

On February 5, 2007, we announced the signing of a definitive merger agreement pursuant to which we will acquire Capital, a bank holding company headquartered in Nashville, Tennessee, and the parent of Capital Bank, a Tennessee banking corporation. Based on our market close of $27.92 on February 2, 2007, the trading day immediately prior to the announcement of our execution of the definitive merger agreement with Capital, the aggregate transaction value, including the dilutive impact of Capital’s options, is approximately $134.9 million.

At December 31, 2006, Capital operated seven full-service banking offices in the Nashville MSA, five branches in Davidson County and one branch in both Sumner and Williamson Counties. Capital had total assets of $564.4 million, total deposits of $465.0 million and total shareholders’ equity of $35.0 million at December 31, 2006. For the year ended December 31, 2006, Capital’s basic and diluted earnings per share were $1.18 and $1.14, respectively. This marks an increase of 27% and 30%, respectively, compared to basic and diluted earnings per share for 2005. Net income for 2006 was $4.2 million, up 30% from 2005. Net loans and deposits grew 19% and 23%, respectively, in 2006.

As consideration for their shares of Capital common stock, each Capital shareholder (other than Capital shareholders who have exercised and maintained their dissenter’s rights) may elect to receive for each share of Capital common stock they hold either (1) $38.00 in cash, (2) 1.2306 shares, which we refer to as the “exchange ratio,” of our common stock or (3) a combination of 40% cash, in the amount listed above, and 60% common stock, at the exchange ratio listed above. Shareholders’ elections are subject to an overall limitation that the aggregate stock consideration shall be no more than 65% and no less than 60% of the total merger consideration received by Capital shareholders. The merger is intended to qualify as a tax-free reorganization with respect to the portion of the merger consideration received as shares of our common stock. Outstanding options to purchase Capital common stock granted under Capital’s equity plans will be automatically converted into options to purchase our common stock, except that (1) the per share exercise price of such options will be adjusted by dividing such exercise price by the exchange ratio and (2) the number of shares subject to such options will be adjusted by multiplying such number of shares by the exchange ratio. In the event that both the market value of our common stock and the value of the NASDAQ Bank Index decline by amounts specified in the merger agreement as of the date of determination, Capital may terminate the merger agreement, provided, however, that we may adjust the exchange ratio used in the merger agreement to account for the decline in the value of our stock price and proceed with the merger.

Three directors from Capital, Albert J. Dale, III, R. Rick Hart and Michael D. Shmerling, will join our board of directors. R. Rick Hart, Chairman and Chief Executive Officer of Capital, and John W. Gregory, Jr., Chief Operating Officer of Capital, will join our executive management team, with Mr. Hart overseeing our operations in our middle Tennessee markets.

Consummation of the merger is subject to various conditions, including (1) requisite approval of the merger from the holders of Capital common stock, (2) requisite approval of the merger by our shareholders to the extent required by applicable law and the rules of The NASDAQ Stock Market, (3) receipt of regulatory approvals and (4) the absence of any law or order prohibiting the consummation of the merger. In addition, each party’s obligation to consummate the merger is subject to certain other conditions, including (1) the accuracy of the representations and warranties of the other party, (2) compliance by the other party with its covenants in all material respects, (3) the delivery of an opinion from our counsel relating to the U.S. federal income tax treatment of the merger, (4) the redemption of the rights issued to Capital shareholders under Capital’s shareholder rights plan and (5) the approval for listing on The NASDAQ Global Select Market, subject to notice of issuance, of our common stock to be issued to holders of Capital common stock.

The acquisition is expected to close early in the third quarter of 2007. Pursuant to the terms of the merger agreement, Capital Bank is expected to merge with and into our bank immediately after the merger of Capital with and into us.

Our completion of the Capital acquisition is not contingent on the success of this offering. Additionally, the completion of the Capital acquisition is not certain, and we may or may not be able to consummate the transaction.

The summary of selected provisions of the merger agreement above is not complete and is qualified in its entirety by the merger agreement, which is filed as an exhibit to one of the documents incorporated by reference into this prospectus. We urge you to read the merger agreement for a more complete description of the merger.

Lending Activities

(Dollar amounts in this section in thousands)

General. Income generated by our lending activities, in the form of both interest income and loan-related fees, comprises a substantial portion of our revenue, accounting for approximately 70.32%, 69.06% and 62.12% of our total interest income and noninterest income in 2006, 2005 and 2004, respectively. Our lending philosophy is to minimize credit losses by following strict credit approval standards, diversifying our loan portfolio and conducting ongoing review and management of the loan portfolio.

Types of Loans and Current Maturities. The tables below set forth the amount of loans, net of unearned income, outstanding by type at the indicated dates and the amount of loans due in the periods indicated:

	December 31,
Type of Loan	2006	2005	2004	2003	2002
Commercial, financial, agricultural	$236,741	$226,203	$175,571	$140,149	$139,457
Lease financing	4,234	7,468	10,809	12,148	15,338
Real estate—construction	242,669	169,543	96,404	50,848	37,141
Real estate—1-4 family mortgage	636,060	566,455	375,698	293,097	293,022
Real estate—commercial mortgage	629,354	597,273	395,048	280,097	277,824
Installment loans to individuals	77,704	79,281	87,950	86,313	96,902

Total loans, net of unearned income	$1,826,762	$1,646,223	$1,141,480	$862,652	$859,684

	Loan Maturities at December 31, 2006
Type of Loan	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial, financial and agricultural	$149,168	$76,095	$11,478	$236,741
Lease financing	3,480	442	312	4,234
Real estate—construction	196,349	39,166	7,154	242,669
Real estate—1-4 family mortgage	366,065	211,882	58,113	636,060
Real estate—commercial mortgage	268,282	246,263	114,809	629,354
Installment loans to individuals	34,044	42,554	1,106	77,704

	$1,017,388	$616,402	$192,972	$1,826,762

The table below sets forth the fixed and variable rate loans maturing after one year as of December 31, 2006:

	Interest Sensitivity
	Fixed Rate	Variable Rate
Due after 1 but within 5 years	$559,453	$56,949
Due after 5 years	192,658	314

	$752,111	$57,263

Description of Loans. The following is a description of the principal types of loans in our loan portfolio, the relative risk of each type of loan and the steps we take to reduce credit risk. We have omitted a discussion of lease financing, as it comprises only 0.23% of our portfolio at December 31, 2006.

Commercial, Financial and Agricultural Loans. Commercial, financial and agricultural loans (referred to as “commercial loans”), which accounted for approximately 12.96% of our total loans at December 31, 2006, are customarily granted to established local business customers in our market area on a fully collateralized basis to meet their credit needs. Many of these loans have terms allowing the loan to be extended for periods of between one and five years. Loans are usually structured either to fully amortize over the term of the loan or to balloon after the third year or fifth year of the loan, typically with an amortization period not to exceed 10 years. The terms and loan structure are dependent on the collateral and strength of the borrower. The loan-to-value ratios generally do not exceed 50% to 80%. The risks of these types of loans depend on the general business conditions of the local economy and the local business borrower’s ability to sell its products and services in order to generate sufficient operating revenue to repay us under the agreed upon terms and conditions.

Commercial lending generally involves greater credit risk than residential real estate or installment loans to individuals and generally different risks from those associated with commercial real estate lending or construction loans. Although commercial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default may represent an insufficient source of repayment because equipment and other business assets may, among other things, be obsolete or of limited use. Accordingly, the repayment of a commercial loan depends primarily on the creditworthiness and projected cash flow of the borrower (and any guarantors), while liquidation of collateral is considered a secondary source of repayment. To manage these risks, our bank’s policy is to secure its commercial loans with both the assets of the borrowing business and any other additional collateral and guarantees that may be available. In addition, we actively monitor certain financial measures of the borrower, including advance rate, cash flow, collateral value and other appropriate credit factors.

Real Estate—Commercial Mortgage. Our Real Estate—Commercial Mortgage loans (referred to as “commercial real estate loans”) represented approximately 34.45% of our total loans at December 31, 2006. We offer commercial real estate loans to developers of both commercial and residential properties. In addition, loans in which the owner develops a property with the intention of occupying it are also represented in commercial real estate. Because payments on these loans are often dependent on the successful development, operation and management of the properties, repayment of these loans may be affected by adverse conditions in the real estate market or the economy as a whole, in addition to the borrower’s ability to generate sufficient operating revenue to repay us. If our estimate of value proves to be inaccurate, we may not be able to obtain full repayment on the loan in the event of default and foreclosure. We seek to minimize risks by limiting the maximum loan-to-value ratio and by strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. We also actively monitor such financial measures as advance rate, cash flow, collateral value and other appropriate credit factors. We generally obtain loan guarantees from financially capable parties to the transaction based on a review of personal financial statements.

Real Estate—1-4 Family Mortgage. We are active in the Real Estate—1-4 Family Mortgage area (referred to as “residential real estate loans”), with approximately 34.82% of our total loans at December 31, 2006 being residential real estate loans. We offer both first and second mortgages on residential real estate as well as home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for purchases, refinances, home improvements, education and other personal expenditures. Both fixed and variable rate loans are offered with competitive terms and fees. Originations of residential real estate loans are generated through either retail efforts in our branches or wholesale marketing, which involves obtaining mortgage referrals from third-party mortgage brokers. We attempt to minimize the risk associated with residential real estate loans by strictly scrutinizing the financial condition of the borrower; typically, we also limit the maximum loan-to-value ratio.

We retain loans for our portfolio when the bank has sufficient liquidity to fund the needs of established customers and when rates are favorable to retain the loans. We also originate residential real estate loans with the intention of selling them in the secondary market to third party private investors. These loans are collateralized by one-to-four family residential real estate and are sold with servicing rights released. Mortgage loan originations to be sold are locked in at a contractual rate with third party private investors, and we are obligated to sell the mortgages to such investors only if the mortgages are closed and funded. The risk we assume is conditioned upon loan underwriting and market conditions in the national mortgage market.

We also offer home equity loans or lines of credit as an option to borrowers who elect to utilize the accumulated equity in their homes by borrowing money through either a first or second lien home equity loan or line of credit. We limit our exposure to second lien home equity loans or lines of credit, which inherently carry a higher risk of loss upon default, by limiting these types of loans to borrowers with high credit scores.

Real Estate—Construction. Our Real Estate—Construction loans (referred to as “construction loans”) represented approximately 13.28% of our total loans at December 31, 2006. Our construction loan portfolio consists of single family residential properties, multi-family properties and commercial projects. Maturities for construction loans generally range from 6 to 12 months for residential property and from 12 to 24 months for non-residential and multi-family properties. Construction lending entails significant additional risks compared to residential mortgage or commercial real estate lending. A significant additional risk is that loan funds are advanced upon the security of the property under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and to calculate related loan-to-value ratios. To minimize the risks associated with construction lending, we limit loan-to-value ratios to 85% of when-completed appraised values for owner-occupied and investor-owned residential or commercial properties. We believe that these loan-to-value ratios will be sufficient to compensate for fluctuations in the real estate market and thus minimize the risk of loss.

Installment Loans to Individuals. Installment Loans to Individuals (referred to as “consumer loans”), which represented approximately 4.26% of our total loans at December 31, 2006, are granted to individuals for the purchase of personal goods. These loans are generally granted for periods ranging between one and five years at fixed rates of interest 1% to 5% above the prime interest rate quoted in The Wall Street Journal. Loss or decline of income by the borrower due to unplanned occurrences may represent risk of default to us. In the event of default, a shortfall in the value of the collateral may pose a loss to us in this loan category. Before granting a consumer loan, we assess the applicant’s credit history and ability to meet existing and proposed debt obligations. Although the applicant’s creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. We obtain a lien against the item securing the loan and hold title until the loan is repaid in full.

Credit Quality. Inherent in any lending activity is credit risk, that is, the risk of loss should a borrower default. Credit risk is monitored and managed by our loan committees, our loss management committee and our loan review staff. Credit quality and policies are major concerns of these committees. We try to maintain diversification within our loan portfolio in order to minimize the effect of economic conditions within a particular industry.

Nonperforming Loans. Nonperforming loans are those on which the accrual of interest has stopped or loans which are contractually past due 90 days but on which interest continues to accrue. Generally, the accrual of income is discontinued when the full collection of principal or interest is in doubt or when the payment of principal or interest has been contractually 90 days past due, unless the obligation is both well secured and in the process of collection. Management, the loss management committee and our loan review staff closely monitor loans that are considered to be nonperforming. Restructured loans are those for which concessions have been granted to the borrower due to a deterioration of the borrower’s financial condition. Such concessions may include reduction in interest rates or deferral of interest or principal payments.

The following table shows the principal amounts of nonperforming and restructured loans at the periods indicated:

	December 31,
	2006	2005	2004	2003	2002
Nonperforming loans:
Nonaccruing	$7,821	$3,984	$6,443	$4,624	$1,417
Accruing loans past due 90 days or more	3,467	2,306	2,228	2,683	2,191

Total nonperforming loans	11,288	6,290	8,671	7,307	3,608
Restructured loans	768	116	760	384	—

Total nonperforming and restructured loans	$12,056	$6,406	$9,431	$7,691	$3,608

Interest income foregone	$9	$10	$265	$6	—

We believe that all loans where information exists about possible credit problems that would cause us to have serious doubts about the borrower’s ability to comply with the current repayment terms of the loan have been reflected in the table above.

The increase in nonperforming loans from 2005 to 2006 is primarily attributable to four loans totaling $8,335. Three of these loans were placed on nonaccrual during the year while the other was 90 days past due as of December 31, 2006. Although our nonperforming loans increased by $4,998, two of the four loans identified above did not result in a significant increase to the provision for loan losses because of our well-secured collateral position on these loans. Further, management has evaluated these loans and other loans classified as non-performing and concluded that all non-performing loans have been adequately reserved for in the allowance for loan losses at December 31, 2006.

At December 31, 2006, there were no concentrations of loans exceeding 10% of total loans other than loans in categories discussed above.

At December 31, 2006, the recorded investment in loans identified as impaired totaled approximately $8,589. The allowance for loan losses related to these loans was approximately $2,912. The average recorded investment in impaired loans during the year ended December 31, 2006 was $6,645.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level that management believes is adequate to absorb all probable credit losses inherent in the entire loan portfolio. The amount of the allowance is affected by: (1) loan charge-offs, which decrease the allowance; (2) recoveries on loans previously charged-off, which increase the allowance; and (3) the provision for possible loan losses charged to income, which increases the allowance. In determining the provision for possible loan losses, it is necessary for management to monitor fluctuations in the allowance resulting from actual charge-offs and recoveries, and to periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions in an effort to evaluate portfolio risks. The amount of the provision is based on management’s judgment of those risks. The allowance for loan losses was $19,534, $18,363 and $14,403 at December 31, 2006, 2005 and 2004, respectively. If actual losses exceed the amount of the allowance for loan losses, our earnings could be adversely affected.

The table below reflects the activity in the allowance for loan losses for the periods indicated:

	Years ended December 31,
	2006	2005	2004	2003	2002
Balance at beginning of year	$18,363	$14,403	$13,232	$12,203	$11,354
Addition from acquisition	—	4,214	2,845	—	—
Provision for loan losses	2,408	2,990	1,547	2,713	4,350
Charge-offs
Commercial, Financial, Agricultural	659	467	1,685	511	1,025
Real Estate—Construction	222	141	—	—	142
Real Estate—1-4 Family Mortgage	1,762	2,027	1,083	488	876
Real Estate—Commercial Mortgage	217	419	125	530	1,096
Installment Loans To Individuals	222	832	724	514	1,028

Total charge-offs	3,082	3,886	3,617	2,043	4,167
Recoveries
Commercial, Financial, Agricultural	501	71	132	52	81
Real Estate—Construction	—	32	—	—	51
Real Estate—1-4 Family Mortgage	249	279	66	68	157
Real Estate—Commercial Mortgage	1,014	35	8	50	69
Installment Loans To Individuals	81	225	190	189	308

Total recoveries	1,845	642	396	359	666

Net Charge-Offs	1,237	3,244	3,221	1,684	3,501

Balance at end of year	$19,534	$18,363	$14,403	$13,232	$12,203
Net charge-offs to average loans	0.07%	0.20%	0.32%	0.20%	0.42%

The following table sets forth the ratio of the allowance for loan losses to loans outstanding at year end:

	As of December 31,
	2006	2005	2004	2003	2002
Allowance for loan losses to loans outstanding at year end	1.07%	1.12%	1.26%	1.53%	1.42%

In 2006, we maintained our credit quality while the loan portfolio grew $180,539 compared to 2005, and this resulted in the reduction of the allowance for loan losses as a percentage of loans from 2005 to 2006. The reduction of the allowance for loan losses as a percentage of loans from 2004 to 2005 was primarily a result of the application of SOP 03-3 to certain loans acquired in connection with the Heritage acquisition. These loans, which had an outstanding balance of $18,739 at the date of acquisition, were reduced to $13,012, which we believe reflects the estimated future cash flows, based on the facts and circumstances surrounding each respective loan at the date of acquisition. We continually monitor these loans as part of our normal credit review and monitoring procedures for changes in the estimated future cash flows. We increased the provision for loan losses by $79 through a charge to the income statement as one of these loans with a carrying value of $191 deteriorated further in 2006. Other than this one loan, we believe that as of December 31, 2006 the credit quality of the loans accounted for under SOP 03-3 has not deteriorated further since the date of acquisition.

Determination of Allowance for Loan Losses. The allowance for loan losses is established after input from management, loan review and the loss management committee. The appropriate level of the allowance is based on a quarterly analysis of the loan portfolio and represents an amount that management deems adequate to provide for inherent losses. Each loan that we fund is assigned a grade by lending personnel based on the scoring of these loans. Loan grades range from 1 to 9, with 1 being loans with the least credit risk. Allowance factors established by management are applied to each grade to determine the amount needed in the allowance for loan losses. The allowance factors are established based on our loss experience, adjusted for trends and expectations about losses inherent in our existing portfolios, as well as regulatory guidelines for criticized loans. Large groups of smaller balance homogeneous loans are evaluated collectively for impairment. For impaired loans, a specific reserve is established to adjust the carrying value of the loan to its estimated net realizable value. Other considerations in establishing the allowance for loan losses include economic conditions reflected within industry segments, the unemployment rate in our markets, loan segmentation, the growth in the size of individual loans we make and historical losses that are inherent in the loan portfolio. If the allowance is deemed inadequate, management provides additional reserves through the provision for loan losses.

Please refer to Note A, “Significant Accounting Policies,” in the Notes to Consolidated Financial Statements of Renasant included elsewhere in this prospectus for additional information regarding our allowance for loan losses.

The following table quantifies the amount of the specific reserves component of the allowance for loan losses and the amount of the allowance determined by applying allowance factors to graded loans at the end of each of the years presented:

	As of December 31,
	2006	2005	2004	2003	2002
Specific reserves	$4,377	$3,985	$2,786	$2,630	$1,806
Allocated reserves based on loan grades	15,157	14,378	11,617	10,584	10,198
Unallocated	—	—	—	18	199

Total	$19,534	$18,363	$14,403	$13,232	$12,203

Loan review personnel monitor the grades assigned to loans through periodic examination. The loss management committee monitors loans that are past due or those that have been downgraded due to a decline in the collateral value or cash flow of the debtor and adjusts the loan credit grade accordingly. This information is used to assist management in monitoring the credit quality.

Investment Activities

The securities portfolio is used to provide a source for meeting liquidity needs and to supply securities to be used in collateralizing public funds. Income from our investments is the second largest source of our interest income. The following table shows the carrying value of our securities portfolio by investment type, and the percentage of such investment type relative to the entire securities portfolio, as of the dates indicated:

	As of December 31,
	2006		2005		2004
U.S. Government agencies	$90,950	21%	$87,199	22%	$74,747	20%
Mortgage-backed securities	203,962	48	173,098	43	171,863	46
Obligations of states and political subdivisions	110,914	26	106,343	27	104,110	28
Trust preferred securities	4,986	1	12,518	3	3,216	1
Corporate bonds	—	—	—	—	503	—
Equity securities	17,253	4	19,876	5	17,142	5

Total	$428,065	100%	$399,034	100%	$371,581	100%

The following table sets forth the scheduled maturity distribution and weighted average yield based on the amortized cost of our available for sale securities portfolio as of December 31, 2006:

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and agency securities	$17,786	3.20%	$34,558	4.09%	$40,135	5.14%	$—	—
Obligations of state and political subdivisions	7,475	6.35%	34,978	6.32%	50,129	5.91%	17,698	5.60%
Mortgage-backed securities	74	5.53%	8,121	4.67%	12,451	4.70%	185,571	5.23%
Trust preferred securities	—	—	—	—	—	—	4,949	6.03%
Other equity securities	—	—	—	—	—	—	17,253	3.83%

Total	$25,335		$77,657		$102,715		$225,471

The maturity of mortgage-backed securities reflects scheduled repayments based upon the contractual maturities of the securities. Weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a federal tax rate of 35% and a Mississippi state tax rate of 3.3%, which is net of federal tax benefit.

Deposit Services

We offer a broad range of deposit services and products to our consumer and commercial clients. Through our community branch networks, we offer totally free consumer checking accounts with free internet banking with bill pay and free debit cards, interest bearing checking accounts, money market accounts and savings accounts. In addition, we offer complete lines of certificates of deposit, individual retirement accounts and health saving accounts.

For our commercial clients, we offer a competitive suite of cash management products which include, but are not limited to, remote deposit capture, CD ROM statements with account reconciliation, electronic statements, positive pay, ACH origination and wire transfer, wholesale and retail lockbox, investment sweep accounts, enhanced business internet banking, outbound data exchange, multi-bank reporting and international services.

The following table sets forth the average amount and average interest rates based on daily balances for deposits for the periods indicated.

	December 31,
	2006		2005		2004
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Interest-bearing demand	$77,424	2.16%	$67,424	1.18%	$17,351	1.01%
Savings and money market	665,752	2.15	611,112	1.28	509,053	0.86
Time deposits	990,973	4.18	865,559	3.08	549,036	2.34
Noninterest-bearing deposits	261,401	—	235,998	—	176,908	—

Total	$1,995,550	2.88%	$1,780,093	1.98%	$1,252,348	1.39%

The following table shows the maturity of time certificates of deposit over $100 at December 31, 2006:

Less than 3 Months	$116,389
3 Months-6 Months	116,551
6 Months-12 Months	192,030
Over 12 Months	71,034

$496,004

No material portion of our deposits has been obtained from a single or small group of customers, and the loss of any single customer’s deposits or a small group of customer’s deposits would not have a materially adverse effect on our business. The deposits held by our bank have been primarily generated within their respective market areas. Neither we nor our bank have any foreign activities.

Other Products and Services

Through the Financial Services division of our bank, we offer a wide variety of fiduciary services and administer (as trustee or in other fiduciary or representative capacities) qualified retirement plans, profit sharing and other employee benefit plans, personal trusts and estates. In addition, the Financial Services division offers fixed and variable annuities, mutual funds and other investment services through a third party broker-dealer. Fixed annuities consist of a line of twelve products. We use six insurance carriers, all of which have an A. M. Best rating of an “A” or better. The mutual funds we offer originate primarily from five fund families.

Competition

Vigorous competition exists in all major product and geographic areas in which we conduct banking business. We compete through our bank with state and national banks in all of our service areas, as well as savings and loan associations, credit unions, finance companies, mortgage companies, insurance companies, brokerage firms and investment companies for available loans and depository accounts. All of these numerous institutions compete in the delivery of services and products through availability, quality and pricing, and many of our competitors are larger and have substantially greater resources than we do, including higher total assets and capitalization, greater access to capital markets and a broader offering of financial services.

For 2006, we maintained approximately 16% of the deposit market share in our Mississippi area, approximately 1% in our Tennessee area and less than 1% in our Alabama area. The following table shows our deposit share in the counties that we consider our key growth markets:

Market	Available Deposits (in billions)	Deposit Share
Mississippi
Tupelo	$1.4	23.3%
DeSoto County	1.6	8.5
Oxford	0.6	1.4
Alabama
Birmingham	22.6	0.5
Decatur	1.1	17.0
Huntsville/Madison	4.4	3.0
Tennessee
Germantown	1.3	12.0
Collierville	0.6	1.7
Memphis/Cordova	21.0	0.5
Nashville/Brentwood	16.0	—

Total	$70.6

Source: FDIC, dated as of June 30, 2006.

Our major competitor in the Birmingham and Huntsville/Madison markets is Regions Bank, which maintained approximately 33% and 34% of the deposit market share, respectively, in those two markets as of June 30, 2006 after giving effect to divestitures required in connection with its merger with AmSouth Bank. We compete with Regions Bank for both loans and deposits. First Tennessee Bank has a significant market share in the Memphis market. However, because of our footprint and our current lines of business in the Memphis market, our business does not materially overlap with that of First Tennessee Bank in the Memphis market.

In addition to the specific markets discussed above, Regions Bank and First Tennessee Bank compete with us in our other markets. Other competitors in these areas include BancorpSouth, Cadence Bank, Compass Bank, Colonial Bank, Merchants and Farmers Bank (primarily in Mississippi) and Trustmark National Bank. In addition, there are local community banks in our service areas that compete with us on an individual market basis.

Please refer to “Risk Factors” on page 14 for a discussion of our risks related to competition.

Sources and Availability of Funds

The funds essential to our, and our bank’s, business consist primarily of funds derived from customer deposits, federal funds purchased, Federal Home Loan Bank advances and borrowings from correspondent banks by our bank. The availability of such funds is primarily dependent upon the economic policies of the federal government, the economy in general and the general credit market for loans.

Personnel

As of April 19, 2007, we employed 861 people at all of our subsidiaries on a full-time equivalent basis. Of this total, our bank accounted for 826 employees, and Renasant Insurance employed 35 individuals. Renasant has no additional employees; however, as of April 19, 2007, 13 employees of our bank also serve as our officers in addition to their positions with our bank.

MANAGEMENT

Executive Officers

The following table sets forth information regarding our executive officers as of April 19, 2007:

Name	Age	Position
E. Robinson McGraw	60	Mr. McGraw has served as both our and our bank’s president and chief executive officer since 2000. Since June, 2005, Mr. McGraw has also served as our and our bank’s chairman of the board of directors. Mr. McGraw served as executive vice president of our bank prior to becoming chief executive officer.

Francis J. Cianciola	56	Mr. Cianciola has served as our executive vice president and the president of the Tennessee Division of the bank since 2004. Prior to our acquisition of Renasant Bancshares, Inc., Mr. Cianciola served as president, chief executive officer and vice chairman of the board of directors of Renasant Bancshares and president, chief executive officer and chairman of the board of directors of Renasant Bank of Tennessee since 1999. Mr. Cianciola was appointed as a director of ours and the bank upon the completion of our acquisition of Renasant Bancshares.

Stephen M. Corban	51	Mr. Corban has served as our executive vice president and general counsel and our bank’s senior executive vice president and general counsel since July, 2003. Mr. Corban was a partner in the law firm of Mitchell, Voge, Corban, and Hendrix LLP from 1998 until June, 2003.

James W. Gray	50	Mr. Gray has served as our executive vice president since February, 2003 and as our bank’s senior executive vice president since April, 1996 and our strategic planning director since November, 2000. Mr. Gray served as chief operations officer of our bank from November, 1998 until October, 2000.

Stuart R. Johnson	53	Mr. Johnson has served as our executive vice president since February, 2003 and our bank’s senior executive vice president, chief financial officer and cashier since April, 1996.

Harold H. Livingston	58	Mr. Livingston has served as our executive vice president since April, 2005 and our bank’s senior executive vice president and chief credit officer since January, 2002. Mr. Livingston served as senior vice president of our bank from 1983 until January, 2002.

Larry R. Mathews	54	Mr. Mathews has served as our executive vice president and president of the Alabama Division of our bank since January, 2005. Mr. Mathews served as director, president and chief executive officer of Heritage Bank from October, 2002 until January, 2005 and chief executive officer of The Bank in Birmingham, Alabama, from July, 2000 until August, 2001.

Claude H. Springfield, III	59	Mr. Springfield has served as our executive vice president since April, 2005 and our bank’s senior executive vice president and chief credit policy officer since October, 2000. Mr. Springfield served as executive vice president of our bank from 1993 until September, 2000.

C. Mitchell Waycaster	48	Mr. Waycaster has served as our executive vice president since April, 2005 and president of our bank’s Mississippi Division since January, 2005. Mr. Waycaster served as executive vice president and director of retail banking of our bank from 2000 until December, 2004.

Directors

The following table sets forth information regarding the members of our board of directors as of April 19, 2007, except for information about Messrs. Cianciola and McGraw, who are also executive officers. Information about Messrs. Cianciola and McGraw is found in the table immediately above.

There are currently seventeen members of the board, divided into three classes of directors. There are five directors in Class 1, six directors in Class 2 (Messrs. McGraw and Cianciola are both Class 2 directors) and six directors in Class 3. The current term of office for our Class 1 directors expires at the 2009 annual meeting, while the current term of office for our Class 2 directors expires at the 2010 annual meeting, and the current term of office for our Class 3 directors expires at the 2008 annual meeting. All of the directors also presently serve on the board of directors of our bank.

Our board of directors has determined that, with the exception of Messrs. McGraw, Cianciola and Johnson, each of our directors is an “independent director” as defined under Rule 4200(a)(15) of The Nasdaq Stock Market Marketplace Rules.

Name	Age	Class	Experience
George H. Booth, II Director since 1994	53	1	Mr. Booth is co-owner of Tupelo Hardware Company, a closely held family business primarily engaged in wholesale and retail hardware sales. Mr. Booth is currently serving as president of Tupelo Hardware Company, having served as its vice president from 1976 until 2000.

Frank B. Brooks Director since 1989	63	1	Mr. Brooks has been a cotton farmer since 1959 and has served as president of Yalobusha Gin Company, Inc., a cotton gin located in Yalobusha County, Mississippi, since 1992.

John T. Foy Director since 2004	59	1	Mr. Foy served as president and chief executive officer of Lane Furniture Industries from October, 1996 until February, 2004, when he was named president and chief operating officer of Furniture Brands International, where he also serves as a member of its board of directors. Furniture Brands International is engaged in the manufacture of upholstered and wooden furniture.

Harold B. Jeffreys Director since 2005	63	1	Mr. Jeffreys is a consultant to several small high technology businesses. He was founder and chairman of Applied Research, Inc., in Huntsville, Alabama, until its sale in 1994 to Science Applications International Corp. He was a founding director of Heritage Bank until its sale to us in 2005. He served as interim President/CEO of Heritage Financial Holding Corporation from March, 2002 until September, 2003. Mr. Jeffreys was appointed as our director following our acquisition of Heritage. He also operates Cedar Lake Farms and is a partner in several venture capital partnerships. Additionally, he serves on the board for Southeastern Bible College in Birmingham, Alabama.

Jack C. Johnson Director since 2004	64	1	Mr. Johnson has served as president of Germantown Home Builders, Inc., located in Shelby County, Tennessee, since 1974. Since March, 2001, he has also served as the chief manager of Colonnade, LLC, a company engaged in the leasing of storage and office space in Memphis, Tennessee. Mr. Johnson was appointed as our director upon the completion of our acquisition of Renasant Bancshares.

Name	Age	Class	Experience
John M. Creekmore Director since 1997	51	2	Mr. Creekmore has engaged in the practice of law since 1987 as the owner of the law firm Creekmore Law Office, PLLC.

Neal A. Holland, Jr. Director since 2005	51	2	Mr. Holland has been president of Holland Company, Inc., a diversified sand, stone and trucking company in Decatur, Alabama, since 1980. He is also the owner and president of Cedar Ridge Golf Course, Inc. Mr. Holland was appointed as our director upon the completion of our acquisition of Heritage in 2005.

Theodore S. Moll Director since 2002	64	2	Mr. Moll has been with MTD Products, a company primarily engaged in the production of outdoor power equipment, since 1965. Mr. Moll presently serves as executive vice president of its worldwide operations.

J. Larry Young Director since 1982	68	2	Mr. Young has been employed as a part-time pharmacist with Fred’s Pharmacy in Pontotoc, Mississippi, since 1998. Prior to 1998, Mr. Young was a pharmacist for and a partner in Ramsey-Young Pharmacy. He has also served as our vice chairman and lead director since June, 2005.

William M. Beasley Director since 1989	55	3	Mr. Beasley has engaged in the practice of law as a partner of the law firm of Phelps Dunbar LLP since 1999 and has practiced law since 1975. He also served as our vice chairman from 2001 until June, 2005.

Marshall H. Dickerson Director since 1996	58	3	Mr. Dickerson has been the owner and manager of Dickerson Furniture Company, a company primarily engaged in retail home furnishings, since 1978.

Richard L. Heyer, Jr. Director since 2002	50	3	Dr. Heyer has served as a physician and partner of Tupelo Anesthesia Group, P.A. since 1989.

J. Niles McNeel Director since 1999	60	3	Mr. McNeel has engaged in the practice of law as a partner of the law firm of McNeel and Ballard since 1983.

John W. Smith Director since 1978	71	3	Mr. Smith is retired. Prior to his retirement, Mr. Smith served as our president and chief executive officer and our bank’s president and chief executive officer from 1993 until 2000.

H. Joe Trulove Director since 1999	69	3	Mr. Trulove is presently a partner of Landmark Enterprises, a company primarily engaged in real estate and investments. Mr. Trulove has been chairman of the board of directors of Rose Hill Manufacturing Company, a company primarily engaged in the manufacture of upholstered furniture, since 2002. Prior to 2001, Mr. Trulove was senior vice president of York Casket Company, a company primarily engaged in the manufacture of caskets.

Mr. Smith, formerly a Class 2 director, was elected as a Class 3 director at the 2007 Annual Meeting of Shareholders, with a term expiring at our 2008 Annual Meeting of Shareholders. Mr. Smith is currently age 71. Under our bylaws, the mandatory retirement age for our directors is age 72, and a director who has reached age 72 may remain in office only until the next annual meeting of shareholders. Thus, Mr. Smith must retire at the 2008 Annual Meeting. By shifting to Class 3, Mr. Smith’s retirement now coincides with the expiration of his term as a Class 3 director.

In our merger agreement with Capital, we have agreed to appoint three individuals selected by Capital to our board of directors effective on the closing date of the merger. These individuals must be reasonably acceptable to us and must meet the qualifications for directors set forth in our bylaws. Capital has selected Albert J. Dale, III, R. Rick Hart and Michael D. Shmerling as the individuals to be appointed to our board of directors. We have approved these three individuals for appointment to our board if the merger is completed.

Certain Transactions and Business Relationships

Certain of our directors and officers, businesses with which they are associated, and members of their immediate families are customers of our bank and have entered into loan transactions with our bank. In the opinion of the board of directors, these transactions were made in the ordinary course of our bank’s business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectability or present other unfavorable features.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of April 19, 2007, we had approximately 5,367 shareholders of record. To the knowledge of management, no shareholder owns beneficially more than 5% of our issued and outstanding common stock. As of April 19, 2007, our 401(k) plan held an aggregate of 773,382 shares, or 4.97%, of our common stock. All shares held by the plan are allocated to individual participant accounts. Participants direct the voting of their allocated shares.

The following table includes information about the common stock owned by our directors and executive officers, as of April 19, 2007, including their name, position and the number of shares beneficially owned. As of that date, 15,560,006 shares of our common stock were outstanding, and the percent of class set forth in the following table is based on such number of shares outstanding. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, these persons have sole voting power and investment power with respect to the listed shares (subject to any applicable community property laws). The business address for each of the directors and executive officers listed below is 209 Troy Street, Tupelo, Mississippi 38804.

	Amount and Nature of Beneficial Ownership
	Direct		Options/Warrants Exercisable Within 60 Days	Other		Total	Percent of Class
Directors:
William M. Beasley	44,273		—	4,858	(1)	49,131	*
George H. Booth, II	12,097		—	—		12,097	*
Frank B. Brooks	33,631		—	—		33,631	*
Francis J. Cianciola	55,706	(2)	6,000	—		61,706	*
John M. Creekmore	8,736		—	663	(3)	9,399	*
Marshall H. Dickerson	7,988	(4)	—	—		7,988	*
John T. Foy	5,428		—	—		5,428	*
Richard L. Heyer, Jr.	6,132		—	—		6,132	*
Neal A. Holland, Jr.	30,298		27,000	160,697	(5)	217,995	1.40%
Harold B. Jeffreys	201,345		—	—		201,345	1.29%
Jack C. Johnson	31,000		50,265	9,363	(6)	90,628	*
J. Niles McNeel	28,408		—	1,512	(7)	29,920	*
Theodore S. Moll	4,500		—	3,150	(8)	7,650	*
John W. Smith	41,148		—	17,608	(9)	58,756	*
H. Joe Trulove	29,814		—	600	(10)	30,414	*
J. Larry Young	8,210		—	599	(11)	8,809	*

Named Executive Officers:
E. Robinson McGraw	50,753	(12)	112,500	601	(12)	163,854	1.05%
Stuart R. Johnson	20,667	(13)	31,375	—		52,042	*
James W. Gray	18,776	(14)	31,375	578	(14)	50,729	*
Larry R. Mathews	2,250	(15)	38,500	26,398	(15)	67,148	*
C. Mitchell Waycaster	13,546	(16)	31,375	—		44,921	*

Other Executive Officers	85,408		74,250	2,032		161,690	1.04%
All directors and executive officers as a group (25 persons total)	740,114		402,640	228,659		1,371,413	8.81%

*	Less than 1% of the outstanding common stock.

(1)	Includes 4,858 shares held by Mr. Beasley’s spouse.
(2)	Mr. Cianciola is also one of our executive officers. Includes an aggregate of 4,313 shares that are allocated to his accounts under our 401(k) plan, over which Mr. Cianciola has voting power, and 1,500 shares representing a target award under our 2001 Long-Term Incentive Plan with respect to which he possesses voting and dividend rights.
(3)	Includes 663 shares held by Mr. Creekmore’s children.
(4)	Of these shares, 3,656 are pledged as collateral for a loan.
(5)	Includes 1,303 shares held in an individual retirement account owned by Mr. Holland’s spouse, of which Mr. Holland is the beneficiary, 7,248 shares held by a family limited liability partnership, Holland, LLP, and 152,146 shares held by a family limited liability partnership, Holland Holdings, LLP. Of these shares, 49,918 shares are pledged as collateral for a loan.
(6)	Includes 5,631 shares held by Germantown Home Builders, Inc. Retirement Plan, for which Mr. Johnson serves as Trustee, and 3,732 shares held by Mr. Johnson’s spouse. Mr. Johnson disclaims beneficial ownership of the shares held by Germantown Home Builders, Inc. Retirement Plan.
(7)	Includes 1,512 shares held by Mr. McNeel’s spouse.
(8)	Includes 3,150 shares held by Mr. Moll’s children, for which Mr. Moll serves as custodian.
(9)	Includes 17,608 shares held by Mr. Smith’s spouse.
(10)	Includes 600 shares held by Mr. Trulove’s spouse of which he disclaims beneficial ownership.
(11)	Includes 599 shares held by Mr. Young’s spouse.
(12)	Mr. McGraw is also the chairman of our board of directors. Of these shares, 6,508 shares are pledged as collateral for a loan. His direct ownership includes an aggregate of 13,918 shares that are allocated to his accounts under our 401(k) plan, over which Mr. McGraw has voting power, and 7,500 shares of restricted stock representing a target award under our 2001 Long-Term Incentive Plan with respect to which he possesses voting and dividend rights. His other ownership includes 601 shares held by Mr. McGraw’s son, for which Mr. McGraw serves as custodian.
(13)	Direct ownership includes an aggregate of 17,229 shares allocated to Mr. Johnson’s accounts under our 401(k) plan, over which he has voting power, and 1,500 shares of restricted stock representing a target award under our 2001 Long-Term Incentive Plan with respect to which he possesses voting and dividend rights.
(14)	Direct ownership includes an aggregate of 15,468 shares allocated to Mr. Gray’s accounts under our 401(k) plan, over which he has voting power, and 1,500 shares of restricted stock representing a target award under our 2001 Long-Term Incentive Plan with respect to which he possesses voting and dividend rights. Other ownership includes 578 shares held by Mr. Gray’s spouse.
(15)	Direct ownership includes 2,250 shares of restricted stock representing a target award under our 2001 Long-Term Incentive Plan with respect to which Mr. Mathews possesses voting and dividend rights. His other ownership includes 26,398 shares held by a family limited liability corporation, Summitt LLC.
(16)	Includes an aggregate of 8,796 shares that are allocated to Mr. Waycaster’s accounts under our 401(k) plan, over which he has voting power, and 2,250 shares of restricted stock representing a target award under our 2001 Long-Term Incentive Plan with respect to which he possesses voting and dividend rights.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.	1,548,000
Stephens Inc.	600,000
FTN Midwest Securities Corp	180,000
Morgan Keegan & Company, Inc.	24,000
Sterne, Agee & Leach, Inc.	24,000
Stanford Group Company	24,000

Total:	2,400,000

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Our common stock is currently quoted and traded on The NASDAQ Global Select Market under the symbol “RNST.”

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 360,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as that on which the shares are being offered.

Commissions and Expenses

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.776 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of

$0.10 per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over- Allotment Exercise	Total With Over- Allotment Exercise
Public offering price	$22.500	$54,000,000	$62,100,000
Underwriting discount payable by us	$1.294	$3,105,600	$3,571,440
Proceeds before expenses	$21.206	$50,894,400	$58,528,560

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $400,000, and are payable by us. These expenses include legal fees, travel expenses and other miscellaneous expenses.

Lock-Up Agreements

We, and each of our directors and executive officers and certain of our current or prospective shareholders, have agreed, for a period of 90 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., on behalf of the underwriters, subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on The NASDAQ Global Select Market may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Keefe, Bruyette & Woods, Inc. has performed, and expects to continue to perform, financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for those services. In addition, we expect to pay Keefe, Bruyette & Woods, Inc. a fee for services rendered in connection with the Capital acquisition if that transaction closes and in connection with that transaction have agreed to having Keefe, Bruyette & Woods, Inc. act as financial advisor, lead manager and bookrunner in connection with any public offering of equity or debt securities that we propose to pursue on terms at least as favorable to Keefe, Bruyette & Woods, Inc. as may be obtained by us from another nationally recognized investment banking firm with expertise in financial services.

Keefe, Bruyette & Woods, Inc., Stephens Inc. and FTN Midwest Securities Corp regularly publish research reports on our common stock and make a market in our common stock.

Finally, we have engaged Keefe, Bruyette & Woods, Inc. and FTN Midwest Securities Corp to provide specified brokerage services to us in connection with our stock repurchase program.

LEGAL MATTERS

The validity of the common stock to be issued in the offering and certain other legal matters with respect to the offering will be passed upon for us by Phelps Dunbar LLP, New Orleans, Louisiana. William M. Beasley, a partner of Phelps Dunbar LLP, is one of our directors. Phelps Dunbar LLP also provides legal advice to us on a regular basis. As of the date of this prospectus, members of Phelps Dunbar LLP participating in the matters described in this paragraph as being passed upon by Phelps Dunbar LLP for Renasant owned an aggregate of approximately 49,131 shares of our common stock.

Certain legal matters in connection with this offering will be passed upon for the underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

EXPERTS

The consolidated financial statements of Renasant Corporation and its subsidiaries as of December 31, 2006 and 2005 and for the two-year period ended December 31, 2006 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006 appearing in this prospectus (and the related registration statement) have been audited by HORNE LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Renasant Corporation and its subsidiaries as of December 31, 2004 and for the one-year period ended December 31, 2004 have been included herein in reliance on the reports with respect to the consolidated financial statements of Ernst & Young LLP, independent registered public accounting firm, and the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Capital Bancorp, Inc. and its subsidiaries as of December 31, 2006 and for the one-year period ended December 31, 2006 have been included herein in reliance on the report with respect to the consolidated financial statements of Porter Keadle Moore, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at www.renasant.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

We have filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus, which is part of the registration statement, omits some of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the common stock, you should refer to the registration statement and exhibits. You can obtain a copy of the full registration statement from the SEC as described above.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference contains important information about us and our finances, and is considered to be part of this prospectus; later information that we file with the SEC will automatically update and supersede this information. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. This prospectus incorporates by reference the following documents that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 7, 2007;

•	Our Current Reports on Form 8-K filed with the SEC on January 5, 2007, January 17, 2007, February 5, 2007, March 6, 2007 and April 18, 2007; and

•

The description of our common stock contained in our Form 8-A Registration Statement filed with the SEC on April 28, 2005, as amended by Amendment No. 1 to Form 8-A Registration Statement filed with the SEC on April 19, 2007, and including any other amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) modifies or replaces such statement. Any statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part hereof.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus or the accompanying registration statement.

You should rely only on the information provided in this prospectus or incorporated by reference herein. We have not authorized anyone else to provide you with different information. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to James W. Gray, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, telephone: (662) 680-1217. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus. Please see the section entitled “Where You Can Find More Information.”

REPORT ON MANAGEMENT’S ASSESSMENT OF

INTERNAL CONTROL OVER FINANCIAL REPORTING

Renasant Corporation (the “Company”) is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management’s best estimates and judgments.

We, as management of the Company, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden, and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the Company’s system of internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2006, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control—Integrated Framework”. Horne LLP, the Company’s independent registered public accounting firm, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting which is included in this annual report.

E. Robinson McGraw	Stuart R. Johnson
Chairman, President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

March 5, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Renasant Corporation

Tupelo, Mississippi

We have audited the accompanying consolidated balance sheets of Renasant Corporation and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. We also have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting, that Renasant Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations, changes in shareholders’ equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

Jackson, Mississippi
March 5, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Renasant Corporation (formerly The Peoples Holding Company)

Tupelo, Mississippi

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows of Renasant Corporation and subsidiaries (formerly The Peoples Holding Company) (Company) for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Company’s consolidated results of their operations and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Birmingham, Alabama
March 3, 2005

RENASANT CORPORATION

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	December 31,
	2006	2005
Assets
Cash and due from banks	$76,268	$69,335
Interest-bearing balances with banks	21,933	26,528

Cash and cash equivalents	98,201	95,863
Securities available for sale	428,065	399,034
Mortgage loans held for sale	38,672	33,496
Loans, net of unearned income	1,826,762	1,646,223
Allowance for loan losses	(19,534)	(18,363)

Net loans	1,807,228	1,627,860
Premises and equipment, net	41,350	42,162
Intangible assets, net	98,296	100,832
Other assets	99,544	98,455

Total assets	$2,611,356	$2,397,702

Liabilities and shareholders’ equity
Liabilities
Deposits
Noninterest-bearing	$271,237	$250,270
Interest-bearing	1,837,728	1,618,181

Total deposits	2,108,965	1,868,451
Federal Home Loan Bank advances	144,212	191,481
Junior subordinated debentures	64,204	64,365
Other borrowed funds	8,007	10,659
Other liabilities	33,264	27,306

Total liabilities	2,358,652	2,162,262
Shareholders’ equity
Preferred stock, $.01 par value—5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $5 par value—75,000,000 shares authorized, 17,233,559 shares issued; 15,536,475 and 15,466,204 shares outstanding as of December 31, 2006 and 2005, respectively	86,168	86,168
Treasury stock, at cost	(25,719)	(26,988)
Additional paid-in capital	83,844	83,036
Retained earnings	114,254	96,903
Accumulated other comprehensive loss	(5,843)	(3,679)

Total shareholders’ equity	252,704	235,440

Total liabilities and shareholders’ equity	$2,611,356	$2,397,702

See notes to consolidated financial statements.

RENASANT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Share Data)

	Year Ended December 31,
	2006	2005	2004
Interest income
Loans	$132,701	$109,940	$60,411
Securities:
Taxable	16,092	13,054	11,910
Tax-exempt	3,711	4,482	4,468
Other	1,789	913	235

Total interest income	154,293	128,389	77,024
Interest expense
Deposits	57,467	35,228	17,382
Borrowings	12,763	12,735	4,414

Total interest expense	70,230	47,963	21,796

Net interest income	84,063	80,426	55,228
Provision for loan losses	2,408	2,990	1,547

Net interest income after provision for loan losses	81,655	77,436	53,681
Noninterest income
Service charges on deposit accounts	18,446	16,776	15,355
Fees and commissions	13,854	11,188	7,416
Insurance commissions	3,533	3,573	3,590
Trust revenue	2,515	2,493	2,147
Securities gains (losses)	25	70	(1,021)
BOLI income	1,578	1,574	1,176
Gains on sales of mortgage loans	3,497	2,805	583
Other	2,495	1,737	3,041

Total noninterest income	45,943	40,216	32,287
Noninterest expense
Salaries and employee benefits	49,760	46,113	33,406
Data processing	4,281	4,028	4,483
Net occupancy	7,156	6,053	3,845
Equipment	3,879	3,779	3,949
Professional fees	2,478	2,268	1,539
Advertising	3,560	3,705	1,999
Intangible amortization	1,639	2,258	1,015
Other	16,253	15,736	10,473

Total noninterest expense	89,006	83,940	60,709
Income before income taxes	38,592	33,712	25,259
Income taxes	11,467	9,503	6,816

Net income	$27,125	$24,209	$18,443

Basic earnings per share	$1.75	$1.56	$1.43

Diluted earnings per share	$1.71	$1.54	$1.42

See notes to consolidated financial statements

RENASANT CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Share Data)

	Common Stock		Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at January 1, 2004	12,323,727	$75,309	$(22,570)	$11,537	$70,342	$3,007	$137,625
Comprehensive income:
Net income					18,443		18,443
Other comprehensive income:
Unrealized holding losses on securities available for sale (net of tax of ($1,341))						(2,165)	(2,165)
Less reclassification adjustment for gains realized in net income (net of tax of ($28))						(44)	(44)

Comprehensive income					18,443	(2,209)	16,234
Cash dividends ($0.547 per share)					(7,065)		(7,065)
Shares issued in Renasant Bancshares acquisition	1,203,141	4,011		23,709			27,720
Valuation of Renasant options and warrants				5,773			5,773
Exercise of stock based compensation	142,964		2,372	(2,705)			(333)
Stock option compensation				511			511
Treasury stock purchased	(67,398)		(1,423)				(1,423)

Balance at December 31, 2004	13,602,434	$79,320	$(21,621)	$38,825	$81,720	$798	$179,042
Comprehensive income:
Net income					24,209		24,209
Other comprehensive income:
Unrealized holding losses on securities available for sale (net of tax of ($2,747))						(4,434)	(4,434)
Less reclassification adjustment for gains realized in net income (net of tax of ($28))						(43)	(43)

Comprehensive income					24,209	(4,477)	19,732
Cash dividends ($0.580 per share)					(9,026)		(9,026)
Shares issued in Heritage acquisition	2,054,382	6,848		38,485			45,333
Valuation of Heritage options				6,081			6,081
Exercise of stock based compensation	241,754		3,596	(1,035)			2,561
Stock option compensation				680			680
Treasury stock purchased	(432,366)		(8,963)				(8,963)

Balance at December 31, 2005	15,466,204	$86,168	$(26,988)	$83,036	$96,903	$(3,679)	$235,440
Comprehensive income:
Net income					27,125		27,125
Other comprehensive income:
Unrealized holding gains on securities available for sale (net of tax of $1,098)						1,771	1,771
Less reclassification adjustment for gains realized in net income (net of tax of ($11))						(15)	(15)
Unrealized gain on interest rate swap (net of tax of $168)						272	272

Comprehensive income					27,125	2,028	29,153
Cumulative effect of change in accounting for defined benefit pension and post-retirement benefit plans (net of tax of ($2,597))						(4,192)	(4,192)
Cash dividends ($0.627 per share)					(9,774)		(9,774)
Exercise of stock based compensation	70,271		1,269	84			1,353
Stock option compensation				724			724

Balance at December 31, 2006	15,536,475	$86,168	$(25,719)	$83,844	$114,254	$(5,843)	$252,704

See notes to consolidated financial statements

RENASANT CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(In Thousands, Except Share Data)

	Year Ended December 31,
	2006	2005	2004
Operating activities
Net income	$27,125	$24,209	$18,443
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,408	2,990	1,547
Depreciation, amortization and accretion	6,230	8,104	6,338
Deferred income taxes	(634)	1,804	1,646
Funding of loans held for sale	(468,749)	(434,193)	(45,331)
Proceeds from sales of mortgage loans	467,069	436,999	45,914
Gains on sales of mortgage loans	(3,497)	(2,805)	(583)
Gain on sales of securities	(25)	(70)	(72)
Impairment on securities available for sale	—	—	1,093
Gain on sale of merchant business	—	—	(1,000)
(Gains) losses on sales of premises and equipment	17	(220)	290
Stock-based compensation	1,471	680	511
Decrease (increase) in other assets	(1,437)	5,736	(2,465)
Increase (decrease) in other liabilities	5,330	6,512	(2,240)

Net cash provided by operating activities	35,308	49,746	24,091

Investing activities
Purchases of securities available for sale	(123,794)	(46,363)	(113,217)
Proceeds from sales of securities available for sale	35,660	39,046	66,526
Proceeds from call/maturities of securities available for sale	61,449	65,305	112,068
Proceeds from sale of merchant business	—	—	1,000
Proceeds from sale of loans	—	—	8,922
Net increase in loans	(185,774)	(135,516)	(112,541)
Proceeds from sales of premises and equipment	66	1,748	169
Purchases of premises and equipment	(3,324)	(7,978)	(4,662)
Net cash paid in business combination	—	(19,328)	(23,674)

Net cash used in investing activities	(215,717)	(103,086)	(65,409)

Financing activities
Net increase in noninterest-bearing deposits	20,967	23,656	25,058
Net increase (decrease) in interest-bearing deposits	219,547	145,155	(25,937)
Net (decrease) increase in short-term borrowings	23,348	(103,194)	42,214
Proceeds from Federal Home Loan Bank advances	20,000	166,122	26,155
Repayment of Federal Home Loan Bank advances	(92,575)	(121,194)	(18,153)
Purchase of treasury stock	—	(8,963)	(1,423)
Cash paid for dividends	(9,774)	(10,923)	(5,168)
Cash received on exercise of stock-based compensation	1,234	2,519	1,118

Net cash provided by financing activities	182,747	93,178	43,864

Net increase in cash and cash equivalents	2,338	39,838	2,546
Cash and cash equivalents at beginning of year	95,863	56,025	53,479

Cash and cash equivalents at end of year	$98,201	$95,863	$56,025

Supplemental disclosures
Cash paid for interest	$65,198	$43,429	$21,744
Cash paid for income taxes	11,968	6,355	6,748
Noncash transactions:
Transfers of loans to other real estate	3,998	6,653	1,081
Common stock issued and fair value of stock options assumed in business combinations	—	51,414	33,493

See notes to consolidated financial statements

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Significant Accounting Policies

(In Thousands Except Per Share Data)

Nature of Operations: Renasant Corporation (formerly known as The Peoples Holding Company and referred to herein as the “Company”), a Mississippi corporation, owns and operates Renasant Bank (formerly known as The Peoples Bank & Trust Company), a Mississippi-chartered bank with operations in Mississippi, Tennessee and Alabama, and Renasant Insurance, Inc. (formerly known as The Peoples Insurance Agency, Inc.), a Mississippi corporation and a wholly-owned subsidiary of Renasant Bank with operations in Mississippi. The Company offers a diversified range of financial and insurance services to its retail and commercial customers through its full service offices located throughout north and north central Mississippi, southwest and central Tennessee and north Alabama.

On July 24, 2006, the Company announced a three-for-two stock split in the form of a stock dividend payable on August 28, 2006 to shareholders of record as of August 11, 2006. As a result of the stock split, the Company issued 5,744,010 shares of its common stock. Share and per share amounts for prior periods included herein have been restated to reflect the three-for-two stock split.

On December 16, 2004, the Company announced that the board of directors of The Peoples Bank & Trust Company approved a plan to change the name of “The Peoples Bank & Trust Company” to “Renasant Bank” and the name of “Renasant Bank” to “Renasant Bank of Tennessee”. The name changes were effective on February 1, 2005. As such, The Peoples Bank & Trust Company is referred to as Renasant Bank and Renasant Bank is referred to as Renasant Bank of Tennessee throughout the remainder of the financial statements. On March 31, 2005, Renasant Bank of Tennessee, a Tennessee-chartered bank and indirect wholly-owned subsidiary of the Company, was merged into Renasant Bank, and Renasant Bank survived the merger. On December 16, 2004, the board of directors of the Company approved a plan to change the name of the Company from “The Peoples Holding Company” to “Renasant Corporation”. The change of the Company’s name was approved by the shareholders at the annual meeting held on April 19, 2005 and was effective on the same date.

At the Company’s 2005 Annual Meeting of Shareholders held on April 19, 2005, the Company’s shareholders approved an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of the Company’s common stock, par value $5.00 per share, from 15,000,000 shares to 75,000,000 shares. At the meeting, the Company’s shareholders also approved an amendment to the Company’s Articles of Incorporation to authorize 5,000,000 shares of preferred stock, par value $.01 per share. The Company’s board of directors will determine, in its sole discretion, the rights, preferences and other terms of the shares of preferred stock at the time of the issuance of such shares. As a result of these actions, the Company now has a total of 80,000,000 shares of stock authorized, of which 75,000,000 shares are common stock and 5,000,000 shares are preferred stock.

On July 1, 2004, the Company completed its acquisition of Renasant Bancshares, Inc. (“Renasant Bancshares”). On January 1, 2005, the Company completed its acquisition of Heritage Financial Holding Corporation (“Heritage”). The financial condition and results of operations for Renasant and Heritage are included in the Company’s financial statements since the respective dates of each acquisition.

Consolidation: Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“ARB 51”), requires a company’s consolidated financial statements to include subsidiaries in which the company has a controlling financial interest. The Company’s consolidated financial statements include accounts of Renasant Bank, a wholly-owned subsidiary of the Company, and Renasant Insurance, Inc., a wholly-owned subsidiary of Renasant Bank. All intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The voting interest approach defined in ARB 51 is not applicable in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. In such instances, Interpretation No. 46 Revised, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”) issued by the Financial Accounting Standards Board (“FASB”), indicates when a company should include in its financial statements the assets, liabilities and activities of another entity. In general, a variable interest entity (“VIE”) is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or entitles it to receive a majority of the entity’s residual returns or both. A company that consolidates a VIE is called the primary beneficiary of that entity. The Company is not the primary beneficiary of any such entity.

Business Combinations: Business combinations are accounted for using the purchase method of accounting that reflects the net assets of the companies recorded at their fair value at the date of acquisition. The financial condition and results of operations of entities acquired using the purchase method are included in the Company’s financial statements from the date the acquisition is completed.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities: Debt securities are classified as held to maturity when purchased if management has the intent and ability to hold the securities to maturity. The Company has no held to maturity securities. Securities not classified as held to maturity or trading are classified as available for sale. Presently, the Company has no intention of establishing a trading classification. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income within shareholders’ equity.

The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts. Such amortization and accretion is included in interest income from securities. Dividend income is also included in interest income from securities. Realized gains and losses, as well as declines in value judged to be other than temporary, are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

Management periodically reviews the security portfolio for impairment based upon a number of factors, including but not limited to, length of time and extent to which the fair value has been less than cost, the likelihood of the security’s ability to recover any decline in its fair value, financial condition of the underlying issuer, ability of the issuer to meet contractual obligations and ability to retain the security for a period of time sufficient to allow for recovery in fair value. Impairments on securities are recognized when management, based on its analysis, deems the impairment to be other-than-temporary. Disclosures about unrealized losses in our securities portfolio that have not been recognized as other-than-temporary impairments are provided in Note B, “Securities”.

Securities Sold Under Agreements to Repurchase: Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were sold. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party.

Mortgage Loans Held for Sale: Mortgage loans held for sale represented residential mortgage loans held for sale. Loans held for sale are carried at the lower of aggregate cost or market value and are classified separately on the balance sheet. Loans to be sold are locked in at the contractual rate upon closing, thereby eliminating any interest rate risk for the Company. Gains and losses are realized at the time consideration is received and all other criteria for sales treatment have been met. These gains and losses are classified under the caption “Gains on sales of mortgage loans” on the statements of income.

Loans and the Allowance for Loan Losses: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Renasant Bank defers certain nonrefundable loan origination fees as well as the direct costs of originating or acquiring loans.

The deferred fees and costs are then amortized on a straight-line basis over the term of the note for all loans with payment schedules. Those loans with no payment schedule are amortized using the interest method. The amortization of these deferred fees is presented as an adjustment to the yield on loans. Interest income is accrued on the unpaid principal balance.

Generally, the accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer and other retail loans are typically charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued for the current year, but not collected, for loans that are placed on nonaccrual or charged-off, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Certain loans acquired in the Heritage acquisition are accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (“SOP 03-3”). Increases in expected cash flows to be collected on these loans are recognized as an adjustment of the loan’s yield over its remaining life, while decreases in expected cash flows are recognized as an impairment.

The allowance for loan losses is established as losses are estimated to be probable through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Before funds are advanced on all consumer and certain commercial loans above certain dollar thresholds, loans are reviewed and scored by our underwriters. Lending personnel classify all loans into risk grades, which are assigned based on the scoring of the loans that are funded. These grades are continuously updated and used in the calculation of the adequacy of the allowance for loan losses. Loan grades range between 1 and 9, with 1 being loans with the least credit risk. Loan review personnel monitor the grades assigned to loans through periodic examination. Allowance factors established by management are multiplied by loan balances for each grade to determine the amount needed in the allowance for loan losses. The allowance factors are established based on the Company’s historical loss experience, adjusted for trends and expectations about losses inherent in the

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s existing portfolios. For impaired loans, a specific reserve is established to adjust the carrying value of the loan to its estimated net realizable value.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis for commercial and construction loans above a minimum dollar amount threshold by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. When the ultimate collectibility of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the recorded balance has been reduced to zero, future cash receipts are applied to interest income, to the extent any interest has been foregone, and then they are recorded as recoveries of any amounts previously charged-off. Large groups of smaller balance homogeneous loans are evaluated collectively for impairment.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated credit losses for specifically identified loans as well as probable losses inherent in the loan portfolio. Management and the internal loan review staff evaluate the adequacy of the allowance for loan losses calculation quarterly. The allowance for loan losses is evaluated based on a continuing assessment of problem loans, the types of loans, historical loss experience, new lending products, emerging credit trends, changes in the size and character of loan categories and other factors, including its risk rating system, regulatory guidance and economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily by use of the straight-line method for furniture, fixtures, equipment and premises. The annual provisions for depreciation and amortization have been computed primarily using estimated lives of forty years for premises, seven years for furniture and equipment and three to five years for computer equipment. Leasehold improvements are amortized over the period of the leases or the estimated useful lives of the improvements, whichever is shorter.

Other Real Estate: Other real estate of $4,579 and $4,299 at December 31, 2006 and 2005, respectively, is included in other assets and consists of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for loan losses. Reductions in the carrying value subsequent to acquisition are charged to earnings and are included in “Other” in the Noninterest expense section on the statements of income.

Goodwill and Intangible Assets: Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill impairment testing is performed annually or more frequently if events or circumstances indicate possible impairment. Goodwill is assigned to the Company’s reporting segments. Fair values of reporting segments are determined using either discounted cash flow analyses based on internal financial forecasts or, if available, market-based valuation multiples for comparable businesses. No impairment was identified as a result of the testing performed during 2006, 2005 or 2004. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangibles with finite lives are amortized over their estimated useful lives.

Bank-Owned Life Insurance: Bank-owned life insurance (“BOLI”) is an institutionally-priced insurance product that is specifically designed for purchase by insured depository institutions. BOLI is a life insurance

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

policy purchased by Renasant Bank on certain employees, with Renasant Bank being listed as the primary beneficiary. The carrying value of BOLI is recorded at the cash surrender value of the policies, net of any applicable surrender charges. Changes in the value of the cash surrender value of the policies are reflected under the caption “BOLI income” on the statements of income.

Insurance Agency Revenues: The Company’s insurance agency is a full-service insurance agency offering all lines of commercial and personal insurance through major third-party insurance carriers. Commissions and fees are recognized when earned based on contractual terms and condition of insurance policies with the insurance carriers. Contingency fee income paid by the insurance carriers is recognized upon receipt.

Trust and Financial Services Revenues: The Company offers trust services as well as various alternative investment products, including annuities and mutual funds. Trust revenues are recognized on the accrual basis in accordance with the contractual terms of the trust. Commissions and fees from the sale of annuities and mutual funds are recognized when earned based on contractual terms with the third-party broker dealer.

Income Taxes: Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries file a consolidated federal income tax return. Renasant Bank provides for income taxes on a separate-return basis and remits to the Company amounts determined to be currently payable.

Derivative Instruments and Hedging Activities: The Company enters into mortgage loan commitments with its customers. Under the mortgage loan commitments, interest rates for a mortgage loan may be locked into for up to thirty days with the customer. Once a mortgage loan commitment is entered into with a customer, the Company enters into a sales agreement with an investor in the secondary market to sell such loan on a “best efforts” basis. As such, the Company does not incur risk if the mortgage loan commitment in the pipeline fails to close. Mortgage loan commitments are derivatives; however, they do not qualify for hedge accounting under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“Statement 133”). Accordingly, the mortgage loan commitments are recorded at fair value, and changes are recorded in earnings. The fair value of the mortgage loan commitments are based on readily available fair values, obtained in the open market from mortgage investors. These fair values reflect the values of mortgage loans having similar terms and characteristics to the mortgage loan commitments entered into by the Company. Gains and losses arising from the valuation of the mortgage loan commitments are reflected under the caption “Gains on sales of mortgage loans” on the statements of income.

In May 2006, the Company entered into an interest rate swap with a notional amount of $100,000 whereby it will receive a fixed rate of interest and pay a variable rate based on the Prime rate. The effective date of the swap was May 11, 2006 and the maturity date of the swap is May 11, 2009. The interest rate swap is a designated cash flow hedge designed to convert the variable interest rate on $100,000 of loans to a fixed rate. The swap is considered to be effective and the assessment of the hedging relationship is evaluated under the hypothetical derivative method. At December 31, 2006, the swap had a fair value of $455 which has been recorded in “Other Assets”. The Company accounts for the swap in accordance with Statement 133.

Treasury Stock: The Company has an active repurchase plan for the acquisition of its common stock. Treasury stock is recorded at cost. Shares held in treasury are not retired.

Stock-Based Compensation: In 2002, the Company adopted the fair value method of recording stock options under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Beginning in

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January, 2006, the Company applied the revised procedures set forth in FASB’s revision to Statement 123, “Share-Based Payment” (“Statement 123R”). The adoption of Statement 123R did not materially impact the Company. Compensation expense for option awards is determined based on the estimated fair value of the award at the date of grant. Further, compensation expense is based on an estimate of the number of awards expected to vest and is recognized over the award’s vesting period. The Company did not estimate any forfeitures for 2006, due to the low historical forfeiture rate. Expense associated with the Company’s stock based compensation is included under the caption “Salaries and employee benefits” on the statements of income. See Note M, “Employee Benefit and Deferred Compensation Plans”, for further details regarding the Company’s stock-based compensation.

Earnings Per Common Share: Earnings per common share are obtained by dividing net income available to common shareholders by weighted-average outstanding shares of common stock. Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per common share takes into consideration the dilutive effect of outstanding unexercised stock option awards and warrants assuming the awards were exercised into common shares based on the treasury stock method using the average market price. If the option exercise price exceeded the fair value of the stock, the effect would be an anti-dilutive effect on EPS and, consequently, those shares would not have been included in the stock awards adjustment. See Note S, “Net Income Per Common Share”, for the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. Prior period share and per share data have been restated to reflect a three-for-two stock split effected in the form of a share dividend on August 28, 2006.

Sale of Merchant Card Servicing Business: On June 1, 2004, we sold our interest in and rights to future revenue on credit card merchant agreements involving point-of-sale based credit card, debit card and other card-based transaction processing services, electronic payment and settlement services to Nova Information Systems, Inc. (“Nova”). The sale involved approximately 1,000 credit card merchant processing accounts along with an insignificant amount of hardware, consisting of approximately 150 credit card terminals and printers. In connection with the sale, Nova assumed financial liability for merchant transactions from the date of the sale. We no longer receive merchant discount revenue; instead, we receive referral fees from Nova. Revenue from merchant card servicing and referral fees was $9, $8 and $672 for the years ended December 31, 2006, 2005 and 2004, respectively. In connection with the sale of the merchant card servicing business, we recognized a $1,000 gain in 2004. This gain and revenue from merchant card servicing is included under the caption “Other” in the noninterest income section on the statements of income.

Impact of Recently-Issued Accounting Standards: In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections” (“Statement 154”). Statement 154 changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. Statement 154 was effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material effect on financial condition, results of operations or liquidity.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 in the first quarter of 2007 and does not expect the adoption of this standard to have a significant impact on shareholders’ equity or results of operations. This assessment is preliminary and may change as management finalizes its analysis.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132R” (“Statement 158”). Statement 158 requires a plan sponsor to (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Such changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for the Company as of the end of the fiscal year ending after December 15, 2006. The Company sponsors a fully-funded defined benefit pension plan and an unfunded post-retirement health and life plan. Information relating to the defined benefit pension and post-retirement health and life plans and the effects of applying Statement 158 is provided in Note M, “Employee Benefit and Deferred Compensation Plans”. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company currently measures plan assets and benefit obligations at year end. As such, this requirement will have no impact on the Company’s financial condition or results of operation.

Note B—Securities

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
December 31, 2006
Obligations of other U.S. Government agencies and corporations	$92,479	$103	$(1,632)	$90,950
Mortgage-backed securities	206,217	456	(2,711)	203,962
Obligations of states and political subdivisions	110,280	1,133	(499)	110,914
Trust preferred securities	4,949	37	—	4,986
Other equity securities	17,253	—	—	17,253

	$431,178	$1,729	$(4,842)	$428,065

December 31, 2005
Obligations of other U.S. Government agencies and corporations	$89,489	$—	$(2,290)	$87,199
Mortgage-backed securities	176,498	472	(3,872)	173,098
Obligations of states and political subdivisions	106,766	1,110	(1,533)	106,343
Trust preferred securities	12,464	54	—	12,518
Other equity securities	19,775	101	—	19,876

	$404,992	$1,737	$(7,695)	$399,034

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
December 31, 2004
Obligations of other U.S. Government agencies and corporations	$75,139	$67	$(459)	$74,747
Mortgage-backed securities	173,077	1,304	(2,518)	171,863
Obligations of states and political subdivisions	101,399	3,119	(408)	104,110
Corporate bonds	503	—	—	503
Trust preferred securities	3,027	189	—	3,216
Other equity securities	17,142	—	—	17,142

	$370,287	$4,679	$(3,385)	$371,581

Gross gains on sales of securities available for sale for 2006, 2005 and 2004, were $382, $138 and $462, respectively. Gross losses on sales of securities available for sale for 2006, 2005 and 2004, were $357, $68 and $390, respectively. At December 31, 2006 and 2005, securities with a carrying value of approximately $292,362 and $233,470, respectively, were pledged to secure government, public and trust deposits. Securities with a carrying value of $18,376 and $18,248 were pledged as collateral for short-term borrowings at December 31, 2006 and 2005, respectively.

The Company held Fannie Mae (“FNMA”) and Freddie Mac (“FHLMC”) preferred stock in its securities portfolio. These securities paid a dividend based on treasury rates and reset every two years. During the fourth quarter of 2004, the Company concluded that the decline in the fair value of these securities was other-than-temporary as a result of the issuance of new securities by FNMA and FHLMC as part of a settlement reached with federal regulatory agencies. The newly-issued securities had terms more favorable than the terms of the securities the Company held. The Company recorded an $1,093 non-cash impairment charge during the fourth quarter of 2004 on these securities. The impairment is reflected under the caption “Securities gains (losses)” on the statements of income. During 2005, the Company sold its FHLMC preferred stock and recorded a gain of $17 on the sale. During 2006, the Company sold its FNMA preferred stock and recorded a gain of $281 on the sale.

The following table presents the age of gross unrealized losses and fair value by investment category:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
December 31, 2006
Obligations of other U.S. Government agencies and corporations	$21,155	$(129)	$62,979	$(1,503)	$84,134	$(1,632)
Mortgage-backed securities	51,460	(269)	100,620	(2,442)	152,080	(2,711)
Obligations of states and political subdivisions	3,288	(25)	30,022	(474)	33,310	(499)

Total	$75,903	$(423)	$193,621	$(4,419)	$269,524	$(4,842)

December 31, 2005
Obligations of other U.S. Government agencies and corporations	$50,134	$(1,151)	$37,065	$(1,139)	$87,199	$(2,290)
Mortgage-backed securities	76,670	(1,452)	73,681	(2,420)	150,351	(3,872)
Obligations of states and political subdivisions	22,875	(910)	17,875	(623)	40,750	(1,533)

Total	$149,679	$(3,513)	$128,621	$(4,182)	$278,300	$(7,695)

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management does not believe unrealized losses in our securities portfolio, individually or in the aggregate, as of December 31, 2006 and 2005, represent an other-than-temporary impairment. The unrealized losses are primarily a result of changes in interest rates and will not prohibit the Company from receiving its contractual interest and principal payments. The Company has both the intent and ability to hold the securities contained in the table above for the time necessary to recover the unrealized loss or until maturity.

The amortized cost and fair value of securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)
Securities Available for Sale
Due in one year or less	$25,261	$25,061
Due after one year through five years	69,535	69,043
Due after five years through ten years	90,265	89,921
Due after ten years	22,647	22,825
Mortgage-backed securities	206,217	203,962
Other equity securities	17,253	17,253

	$431,178	$428,065

Note C—Loans and Allowance for Loan Losses

Loans are summarized as follows:

	December 31,
	2006	2005
	(In Thousands)
Commercial, financial and agricultural	$236,741	$226,203
Lease financing	4,536	8,018
Real estate—construction	242,669	169,543
Real estate—1-4 family mortgage	636,060	566,455
Real estate—commercial mortgage	629,354	597,273
Consumer	77,704	79,281

Gross loans	1,827,064	1,646,773
Unearned income	(302)	(550)

Loans, net of unearned income	1,826,762	1,646,223
Allowance for loan losses	(19,534)	(18,363)

Net loans	$1,807,228	$1,627,860

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company adopted and applied the provisions of SOP 03-3 on certain loans acquired in connection with the acquisition of Heritage. At the date of acquisition, there was evidence of deterioration of the credit quality of these loans since origination, and it was probable that all contractually required payments would not be collected. The amount of such loans included in the balance sheet heading “Loans, net of unearned income” is as follows:

	December 31,
	2006	2005
	(In Thousands)
Commercial	$6,228	$9,057
Consumer	59	119
Mortgage	460	720

Total outstanding balance	$6,747	$9,896

Total carrying amount	$5,170	$7,264

Changes in the accretable yield of these loans are as follows:

	Year ended December 31,
	2006	2005
	(In Thousands)
Balance at January 1	$182	$—
Additions	—	20
Reclassifications from nonaccretable difference	756	2,049
Accretion	(917)	(1,887)

Balance at December 31	$21	$182

During 2006, the Company increased the allowance for loan losses by $79 through a charge to the provision for loan losses because of the deterioration of one loan with a carrying value of $191 accounted for in accordance with SOP 03-3. The Company did not increase the allowance for loan losses through a charge to the provision for loan losses on these loans during 2005.

During 2004, the Company sold approximately $10,465 of commercial and commercial real estate loans. One loan with a balance of $640 was classified as nonperforming at the time it was sold. The credit quality of the other loans, while not classified as nonperforming, had declined below the Company’s desired credit standards. As such, the Company had established a reserve in the allowance for loan losses for these loans of $2,246. Upon disposition, the Company charged-off $1,634 against the allowance for loan losses. The excess allocated allowance for loan losses over the amount charged-off was reversed in the period of sale.

Changes in the allowance for loan losses were as follows:

	Year Ended December 31,
	2006	2005	2004
	(In Thousands)
Balance at beginning of year	$18,363	$14,403	$13,232
Addition from acquisitions	—	4,214	2,845
Provision for loan losses	2,408	2,990	1,547
Loans charged-off	(3,082)	(3,886)	(3,617)
Recoveries of loans previously charged-off	1,845	642	396

Balance at end of year	$19,534	$18,363	$14,403

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2006 and 2005, nonaccrual loans totaled $7,821 and $3,984, respectively. Impaired loans recognized in conformity with FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan”, were as follows:

		December 31,
		2006	2005
		(In Thousands)
Impaired loans with an allocated allowance for loan losses		$8,565	$3,920
Impaired loans without an allocated allowance for loan losses		24	781

Total impaired loans		$8,589	$4,701

Allocated allowance on impaired loans		$2,912	$1,459

	Year ended December 31,
	2006	2005	2004
	(In Thousands)
Average recorded investment in impaired loans	$6,645	$6,856	$8,643
Interest income recognized using the accrual basis of income recognition	$247	$346	$276
Interest income recognized using the cash-basis of income recognition	$424	$221	$90

Certain executive officers and directors of Renasant Bank and their associates are customers of and have other transactions with Renasant Bank. Related party loans and commitments are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than a normal risk of collectibility. The aggregate dollar amount of these loans was $12,976 and $17,225 at December 31, 2006 and 2005, respectively. During 2006, $2,170 of new loans were made to related parties and payments received totaled $646. The loan balance to related parties decreased $5,773 as a result of changes in related parties during the year.

Note D—Premises and Equipment

Bank premises and equipment accounts are summarized as follows:

	December 31,
	2006	2005
	(In Thousands)
Premises	$44,567	$44,309
Leasehold improvements	3,329	2,484
Furniture and equipment	15,738	14,746
Computer equipment	7,883	7,185
Autos	349	289

Total	$71,866	$69,013
Accumulated depreciation	(30,516)	(26,851)

Net	$41,350	$42,162

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense was $4,052, $3,629 and $2,806 at December 31, 2006, 2005 and 2004, respectively. The Company has operating leases which extend to 2025 for certain land and office locations. Leases that expire are generally expected to be renewed or replaced by other leases. Rental expense was $1,531 for 2006, $1,351 for 2005 and $201 for 2004. The following is a summary of future minimum lease payments for years following December 31, 2006:

(In Thousands)
2007	$1,486
2008	1,202
2009	1,008
2010	785
2011	745
2012 and thereafter	5,388

Total	$10,614

Note E—Goodwill and Other Intangible Assets

The following table provides a summary of goodwill and other intangible assets:

	December 31, 2006		December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In Thousands)
Amortized intangible assets:
Core deposit intangible assets	$9,611	$(3,392)	$9,611	$(2,063)
Other intangible assets	1,414	(698)	1,414	(388)

Total intangible assets	$11,025	$(4,090)	$11,025	$(2,451)

Goodwill	$93,503	$(2,142)	$94,400	$(2,142)

Aggregate amortization expense for the years ended December 31, 2006, 2005 and 2004 were $1,639, $2,258 and $1,015, respectively. The estimated amortization expense of finite-lived intangible assets for future periods is summarized as follows:

(In Thousands)
2007	$1,548
2008	1,473
2009	1,272
2010	1,145
2011 and thereafter	1,497

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of intangible assets during 2006 and 2005 are as follows:

	Goodwill	Core Deposits Intangible	Other Intangibles
	(In Thousands)
Balance as of December 31, 2004	$44,816	$4,507	$1,101
Intangible assets acquired	47,803	4,590	634
Amortization expense	—	(1,549)	(709)
Adjustment to previously recorded goodwill	(361)	—	—

Balance as of December 31, 2005	$92,258	$7,548	$1,026
Amortization expense	—	(1,329)	(310)
Adjustment to previously recorded goodwill	(897)	—	—

Balance as of December 31, 2006	$91,361	$6,219	$716

The adjustment to previously recorded goodwill in 2006 reflects tax benefits associated with the exercise of stock options assumed in connection with the acquisitions of Heritage and Renasant Bancshares.

Note F—Deposits

Following is a summary of deposits as of December 31, 2006 and 2005:

	2006	2005
	(In Thousands)
Non-interest bearing	$271,237	$250,270
Interest bearing checking	100,806	66,632
Money market and savings	650,426	622,831
Time deposits	1,086,496	928,718

Total	$2,108,965	$1,868,451

At December 31, 2006, the approximate scheduled maturities of time deposits are as follows:

(In Thousands)
2007	$928,408
2008	111,633
2009	28,035
2010	10,446
2011	7,817
2012 and thereafter	157

Total	$1,086,496

The aggregate amount of time deposits in denominations of $100 or more at December 31, 2006 and 2005 was $496,004 and $385,850, respectively. Certain executive officers and directors had amounts on deposit with Renasant Bank of approximately $11,790 at December 31, 2006.

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note G—Other Borrowed Funds

Other borrowed funds at December 31 are summarized as follows:

	2006	2005
	(In Thousands)
Federal funds purchased	$—	$—
Treasury, tax and loan notes	1,653	3,805
Securities sold under repurchase agreements	6,354	6,854

Total other borrowed funds	$8,007	$10,659

The average balances and cost of funds for the years ending December 31, 2006, 2005 and 2004 are summarized as follows:

	Average Balances			Cost of Funds
	2006	2005	2004	2006	2005	2004
	(In Thousands)
Federal funds purchased	$15,199	$18,096	$20,459	5.52%	3.22%	1.83%
Treasury, tax and loan notes	1,883	1,584	1,427	4.52	3.07	1.10
Securities sold under repurchase agreements	4,751	5,603	3,027	2.34	1.46	1.00

Total other borrowings	$21,833	$25,283	$24,913	4.74%	2.82%	1.69%

The Company maintains lines of credit with correspondent banks totaling $35,000 at December 31, 2006. These are unsecured lines of credit maturing at various times within the next twelve months. Interest is charged at the market federal funds rate on all advances. In addition, the Company maintains a treasury tax and loan account with the Federal Reserve. The balance is collateralized by assets of Renasant Bank. Availability of the line of credit depends upon the amount of collateral pledged as well as the Federal Reserve’s need for funds.

Note H—Long-Term Debt

Long-term debt at December 31 is summarized as follows:

	2006	2005
	(In Thousands)
Federal Home Loan Bank advances	$144,212	$191,481
Junior subordinated debentures	64,204	64,365

Total long-term debt	$208,416	$255,846

Long-term advances from the Federal Home Loan Bank (“FHLB”) had maturities ranging from 2007 to 2025 with weighted-average interest rates of 4.99% and 4.25% at December 31, 2006 and 2005, respectively. These advances had a combination of fixed and floating rates which range from 2.67% to 7.93% at December 31, 2006. The Company had availability on unused lines of credit with the FHLB of $598,549 at December 31, 2006. These advances are collateralized by a pledge of a blanket lien on the Company’s mortgage loans.

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate stated maturities, in thousands, of long-term debt outstanding at December 31, 2006, are summarized as follows:

(In Thousands)
2007	$48,052
2008	52,782
2009	6,402
2010	5,074
2011	8,446
Thereafter	87,660

Total	$208,416

Note I—Junior Subordinated Debentures Owed to Unconsolidated Subsidiary Trusts

The Company owns the outstanding common stock of business trusts that issued corporation-obligated mandatorily redeemable preferred capital securities to third-party investors. The trust used the proceeds from the issuance of their preferred capital securities and common stock (collectively referred to as “capital securities’) to buy floating rate debentures issued by the Company (except that Heritage Financial Statutory Trust II purchased debentures issued by Heritage, and the Company assumed these debentures). The debentures are the trusts’ only assets and interest payments from the debentures finance the distributions paid on the capital securities. Distributions on the capital securities are payable quarterly at a rate per annum equal to the interest rate being earned by the trusts on the debentures held by the trusts. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into an agreement which fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The following table provides details on the debentures as December 31, 2006:

	Principal Amount	Interest Rate	Year of Maturity
	(In Thousands)
PHC Statutory Trust I	$20,619	8.21%	2033
PHC Statutory Trust II	31,959	7.23	2035
Heritage Financial Statutory Trust I	10,310	10.20	2031

PHC Statutory Trust I and PHC Statutory Trust II have floating interest rates which reprice quarterly equal to the three-month LIBOR plus 285 basis points and three-month LIBOR plus 187 basis points, respectively. The interest rate for Heritage Financial Statutory Trust I is fixed at 10.20% per annum.

The Company has certain rights to redeem its debentures, at par, in whole or in part on or after December 17, 2007 for debentures owned by PHC Statutory Trust I and March 15, 2010 for debentures owned by PHC Statutory Trust II. The debentures owned by Heritage Financial Statutory Trust I may be redeemed in whole or in part at a premium on or after February 22, 2011 through February 21, 2021. On or after February 22, 2021, the debentures owned by Heritage Financial Statutory Trust I may be redeemed at par. The Company has classified all of the debentures described in the above paragraph as Tier I capital. FIN 46R raised questions about whether the debentures issued by an unconsolidated subsidiary trust could continue to be included in Tier 1 capital. The Federal Reserve Board issued guidance in March 2005 providing more strict quantitative limits on the amount of securities, similar to the junior subordinated debentures issued by the Company, that are includable in Tier 1 capital. The new guidance, which becomes effective in March 2009, is not expected to impact the amount of debentures the Company includes in Tier 1 capital.

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note J—Commitments, Contingent Liabilities and Financial Instruments with Off-Balance Sheet Risk

Loan commitments are made to accommodate the financial needs of the Company’s customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company’s normal credit policies. Collateral (e.g., securities, receivables, inventory, equipment, etc.) is obtained based on management’s credit assessment of the customer.

The Company’s unfunded loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 2006, were approximately $577,439 and $23,245, respectively, compared to December 31, 2005, which were approximately $401,711 and $24,491, respectively.

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company and Renasant Bank. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial statements.

Market risk resulting from interest rate changes on particular off-balance sheet financial instruments may be offset by other on- or off-balance sheet transactions. Interest rate sensitivity is monitored by the Company for determining the net effect of potential changes in interest rates on the market value of both on- and off-balance sheet financial instruments.

Note K—Income Taxes

Deferred income taxes, included in other assets, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. No valuation allowance was recognized as the deferred tax assets were determined to be realizable in future years. This determination was based on the Company’s earnings history—the Company has no basis for believing future performance will not continue to follow the same pattern.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$8,075	$8,013
Deferred compensation	4,829	3,952
Net unrealized losses on securities available for sale	1,191	2,279
Net operating loss carryforward	3,441	4,341
Pension	61	—
Other	1,441	2,001

Total deferred tax assets	19,038	20,586

Deferred tax liabilities:
Pension	—	1,571
Depreciation	735	883
Core deposit intangible	2,379	2,887
Other	2,339	2,366

Total deferred tax liabilities	5,453	7,707

Net deferred tax assets	$13,585	$12,879

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the provision for income taxes (benefits) are as follows:

	Year ended December 31,
	2006	2005	2004
	(In Thousands)
Current
Federal	$11,197	$10,639	$7,995
State	904	668	467

	12,101	11,307	8,462

Deferred
Federal	(682)	(1,778)	(1,431)
State	48	(26)	(215)

	(634)	(1,804)	(1,646)

	$11,467	$9,503	$6,816

The reconciliation of income taxes (benefits) computed at the United States federal statutory tax rates to the provision for income taxes is:

	Year ended December 31,
	2006	2005	2004
	(In Thousands)
Tax at U.S. statutory rate	$13,507	$11,799	$8,841
Tax-exempt interest income	(1,631)	(1,665)	(1,680)
Income from Bank Owned Life Insurance	(649)	(633)	(518)
State income tax, net of federal benefit	658	417	164
Other items—net	(418)	(415)	9

	$11,467	$9,503	$6,816

Income tax (benefit) expense related to securities gains or losses was $11, $28 and $(391) for the years ended December 31, 2006, 2005 and 2004, respectively. The net operating loss carryforward arose through the operations of Heritage prior to the acquisition. The Company believes the net operating loss carryforward will be fully utilized by 2010.

Note L—Restrictions on Cash, Bank Dividends, Loans or Advances

Renasant Bank is required to maintain average balances with the Federal Reserve. The average amount of those balances for the years ended December 31, 2006 and 2005 was approximately $12,775 and $11,121, respectively.

The Company’s ability to pay dividends to its shareholders is substantially dependent on the transfer from Renasant Bank of sufficient funds to pay such dividends. Certain restrictions exist regarding the ability of Renasant Bank to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the Mississippi Department of Banking and Consumer Finance is required prior to Renasant Bank paying dividends, which are limited to earned surplus in excess of three times capital stock. At December 31, 2006, the unrestricted surplus for Renasant Bank was approximately $296,328.

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal Reserve regulations also limit the amount Renasant Bank may loan to the Company unless such loans are collateralized by specific obligations. At December 31, 2006, the maximum amount available for transfer from Renasant Bank to the Company in the form of loans was $23,306. There were no loans outstanding from Renasant Bank to the Company at December 31, 2006.

Note M—Employee Benefit and Deferred Compensation Plans

The Company sponsored a defined benefit noncontributory pension plan which was curtailed as of December 31, 1996. Accordingly, participant accruals were frozen as of that date. The Company’s funding policy is to contribute annually an amount that is at least equal to the minimum amount determined by consulting actuaries in accordance with the Employee Retirement Income Security Act of 1974, as amended. The Company did not make a contribution to the pension plan for 2006. The Company contributed $1,500 for 2005. The accumulated benefit obligation and the projected benefit obligation are the same for the Company since the benefits are frozen at 1996 levels.

The Company also provides certain health care and/or life insurance to retired employees. Substantially all of the Company’s employees may become eligible for these benefits if they reach normal or early retirement while working for the Company. The Company pays one-half of the health insurance premiums. Up to age 70, each retired employee receives life insurance coverage paid entirely by the Company. The Company has accounted for its obligation related to these plans in accordance with FASB Statement No. 106, “Employers’ Accounting for Post-Retirement Benefits Other Than Pensions.”

The Company has limited its liability for the rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) to the rate of inflation assumed to be 4% each year. Increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would not materially increase or decrease the accumulated post-retirement benefit obligation nor the service and interest cost components of net periodic post-retirement benefit costs as of December 31, 2006 and for the year then ended.

Pension Benefits represent the defined benefit pension plan previously offered by the Company and Other Benefits represent the post-retirement health and life plans. There is no additional minimum pension liability required to be recognized. Information relating to the defined benefit pension and post-retirement health and life plans as of December 31, 2006 and 2005 are as follows:

	Pension Benefits
	2006	2005
	(In Thousands Except Share Data)
Asset allocation
Cash and cash equivalents	3%	11%
U.S. government bonds	27	20
Other corporate bonds	11	13
Common corporate stocks	59	56

	100%	100%

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
	(In Thousands Except Share Data)
Change in benefit obligation
Benefit obligation at beginning of year	$17,347	$16,543	$1,280	$1,208
Service cost	—	—	43	47
Interest cost	976	974	69	72
Plan participants’ contributions	—	—	73	70
Actuarial (gain)/loss	(430)	569	51	183
Curtailments	—	—	—	(75)
Benefits paid	(816)	(739)	(307)	(225)

Benefit obligation at end of year	$17,077	$17,347	$1,209	$1,280

Change in fair value of plan assets
Fair value of plan assets at beginning of year	$17,608	$16,692
Actual return on plan assets	1,456	155
Contribution by employer	—	1,500
Benefits paid	(816)	(739)

Fair value of plan assets at end of year	$18,248	$17,608

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
	(In Thousands Except Share Data)
Weighted-average assumptions as of December 31
Discount rate	6.00%	5.75%	6.00%	5.75%
Expected return on plan assets	8.00%	8.00%	N/A	N/A

The plan expense for the defined benefit pension and post-retirement health and life plans for the year ended December 31, 2006, 2005 and 2004 are as follows:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
	(In Thousands Except Share Data)
Components of net periodic benefit cost (income)
Service cost	$—	$—	$—	$43	$47	$66
Interest cost	976	974	962	69	72	69
Expected return on plan assets	(1,374)	(1,302)	(1,247)	—	—	—
Prior service cost recognized	30	30	30	3	3	5
Recognized actuarial loss	475	394	377	66	68	37
Recognized curtailment loss	—	—	—	—	3	—

Net periodic benefit cost	$107	$96	$122	$181	$193	$177

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future estimated benefit payments under the defined benefit pension plan and post-retirement health and life plan are as follows:

	Pension Benefits	Other Benefits
	(In Thousands Except Share Data)
2007	$838	$158
2008	904	146
2009	939	148
2010	973	136
2011	1,020	118
Thereafter	6,161	561

Amounts recognized in accumulated other comprehensive income, net of tax, for the year ended December 31, 2006 is as follows:

	Pension Benefits	Other Benefits
	(In Thousands Except Share Data)
Prior service cost	$(49)	$—
Actuarial loss	(3,666)	(477)

Total	$(3,715)	$(477)

The estimated costs that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year are as follows:

	Pension Benefits	Other Benefits
	(In Thousands Except Share Data)
Prior service cost	$30	$—
Actuarial loss	374	66

Total	$404	$66

The incremental effect of applying Statement 158 on individual line items in the consolidated balance sheet as of December 31, 2006 is as follows:

	Before application of Statement No. 158	Reclassifications	After application of Statement No. 158
	(In Thousands Except Share Data)
Other assets	$103,299	$(3,755)	$99,544
Total assets	2,615,111	(3,755)	2,611,356
Other liabilities	32,827	437	33,264
Total liabilities	2,358,215	437	2,358,652
Accumulated other comprehensive loss	(1,651)	(4,192)	(5,843)

Total stockholders’ equity	$256,896	$(4,192)	$252,704

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The investment objective for the defined benefit plan is to achieve above average income and moderate long term growth. The strategy combines the Equity Income Strategy (approximately 60%) which generally invests in larger capitalization common stocks and the Intermediate Fixed Income Strategy (approximately 40%) which favors U.S. Government securities and investments in investment grade corporate bonds. It is management’s intent to give the investment managers flexibility within the overall guidelines with respect to investment decisions and their timing. However, significant modifications of any previously approved investments or anticipated use of derivatives to execute investment strategies must be approved by management.

The expected long-term rate of return was estimated using market benchmarks for investment classes applied to the plan’s target asset allocation. The expected return on investment classes was computed using a valuation methodology which projected future returns based on current equity valuations rather than historical returns. The Company does not anticipate making a contribution to the defined benefit pension plan in 2007.

The Company previously maintained two defined contribution plans: a money purchase pension plan and a 401(k) plan. On December 31, 2004, the money purchase plan was merged into the Company’s 401(k) Plan. The money purchase pension plan was a noncontributory pension plan. Under the money purchase plan, the Company contributed 5% of compensation for each participant annually into this plan. Expenses related to the money purchase pension plan were $1,782, $1,630 and $1,206 in 2006, 2005 and 2004, respectively. The 401(k) plan is a contributory plan. Employees may contribute up to the IRS allowable limit of pre-tax earnings into this plan. In addition, the Company provides for a matching contribution up to 4% of compensation for each employee who has attained age 21, completed six months of service and is employed on the last day of the plan year. The Company’s costs related to the 401(k) plan in 2006, 2005 and 2004 were $1,114, $1,071 and $749, respectively.

The Company and Renasant Bank also sponsored an employee stock ownership plan covering substantially all full-time employees who were 21 years of age and had completed one year of employment prior to its curtailment on January 1, 2002. The Company match for the 401(k) plan was raised to 4% from 3% upon curtailment of the ESOP Plan. The ESOP was amended in 2002 to enable employees to elect to receive dividends in cash.

The Company adopted the “Performance Based Reward” incentive compensation plan on January 1, 2001. Incentive benefits are paid to eligible officers and employees after the end of each calendar year and are determined based on established criteria relating to profitability. Management sets minimum income levels for all applicable profit centers and rewards employees on performance over that minimum income level. The expense associated with the plan for 2006, 2005 and 2004 was $2,325, $1,340 and $1,191, respectively.

The Company maintains deferred compensation plans available to eligible directors and officers of the Company. Directors may defer up to 100% of their fees and retainers. Employees may defer up to 10% of their salaries. Opportunities to increase deferrals, or for new participants to enter these plans, are offered annually. The interest amount accrued on deferrals is tied to Moody’s Average Corporate Bond Rate for October of the previous year. On December 29, 2006, the Company adopted new deferred compensation plans. Under the new plans, officers and directors may elect from a number of investment alternatives which include, among others, the Moody’s Average Corporate Bond Rate. These plans succeed and replace the existing deferred compensation plans for officers and directors of the Company and the Bank and became effective January 1, 2007.

The Company’s deferred compensation plans are unfunded, and it is anticipated that they will result in no additional cost to the Company over the term of these plans because life insurance policies on the lives of the participants have been purchased in amounts estimated to be sufficient to pay benefits under the plans. The Company is both the owner and beneficiary of the life insurance policies. The expense recorded in 2006, 2005

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2004 for the Employee Deferred Compensation Plan, inclusive of the salary deferrals, was $589, $568 and $583, respectively. The expense recorded in 2006, 2005 and 2004 for the Directors Deferred Compensation Plan, inclusive of fee deferrals, was $128, $58 and $47, respectively. There were no retainer deferrals for 2006, 2005 or 2004.

At December 31, 2006, 3,054,244 common shares were reserved for issuance for employee benefit plans.

During 2006, the Company did not repurchase any shares. As of December 31, 2006, the Company had approximately 264,756 shares available for repurchase under an approved repurchase plan. Repurchased shares will be used for various corporate purposes, including the issuance of shares for business combinations and employee benefit plans.

In 2001, the Company adopted a stock incentive plan which provides for the grant of stock options and award of restricted stock. The stock options granted under the plan allow participants to acquire shares of the Company’s common stock at a fixed price per share over a specified period of ten years. The options granted become vested and exercisable in equal installments of 33 1/3% upon completion of one, two and three years of service measured from the grant date. Options that have not vested are cancelled upon the termination of the participants’ employment. In addition, granted options that have not exercised after 10 years are cancelled.

We recorded compensation expense of $724, $680 and $511 for the years ended December 31, 2006, 2005 and 2004, respectively, in relation to the stock options granted under the Company’s stock incentive plan.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for each option grant:

	2006 Grant	2005 Grant	2004 Grant
	(In Thousands Except Share Data)
Dividend yield	2.64%	2.48%	2.21%
Expected volatility	22%	25%	27%
Risk-free interest rate	4.35%	3.63%	3.25%
Expected lives	6 years	6 years	6 years
Weighted average fair value	$6.99	$7.20	$8.07

The Company awarded 24,000 shares of time-based and 21,000 shares of performance-based restricted stock in 2006. The time-based restricted stock is earned 100% upon completion of three years of service measured from the grant date. The performance-based restricted stock is earned if the Company meets or exceeds financial performance results defined by the Board of Directors. The expense associated with all restricted stock was $747 in 2006.

The total intrinsic value of options and warrants exercised during the years ended December 31, 2006, 2005 and 2004 was $1,096, $2,377 and $391, respectively. Unrecognized stock-based compensation expense related to stock options and restricted stock totaled $2,685 and $351, respectively, at December 31, 2006. At such date, the weighted average period over which this unrecognized expense is expected to be recognized was 4 years and 2 years for stock options and restricted stock, respectively. The following table summarizes information about our stock incentive plan as of and for the year ended December 31:

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In Thousands Except Share Data)
Outstanding at beginning of year	889,723	$16.40
Granted	147,000	21.93
Exercised	(91,610)	12.93
Forfeited	(13,500)	19.35

Outstanding at end of year	931,613	$17.57	5.87	$12,166

Exercisable at end of year	630,363	$15.33	4.68	$9,645

The following table summarizes the changes in restricted stock as of and for the year ended December 31, 2006:

	Performance-Based Restricted Stock	Weighted Average Grant-Date Fair Value	Time-Based Restricted Stock	Weighted Average Grant-Date Fair Value
	(In Thousands Except Share Data)
Nonvested at beginning of year	—	$—	—	$—
Granted	31,500 (1)	21.93	25,500	21.93
Vested	(23,531)	21.93	—	—
Cancelled	(7,969)	21.93	(1,500)	21.93

Nonvested at end of year	—	$—	24,000	$21.93

(1)	Assumes maximum performance targets are met for performance-based awards.

In connection with its acquisition of Renasant Bancshares, the Company assumed the Renasant Bancshares, Inc. Stock Option Plan, under which options to purchase an aggregate of 156,208 shares of the Company’s common stock were outstanding as of the date of assumption. In addition, the Company has warrants outstanding to purchase 67,020 shares of its common stock (at an exercise price of $5.97 per share). Such warrants, which were assumed in connection with the Renasant Bancshares acquisition, are currently exercisable and expire in May 2009. In connection with its acquisition of Heritage, the Company assumed the Heritage Financial Holding Corporation Incentive Stock Compensation Plan, under which options to purchase an aggregate of 558,750 shares of the Company’s common stock were outstanding as of the date of assumption. No additional options or other forms of equity incentives will be granted or awarded under these plans.

Note N—Regulatory Matters

Renasant Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Renasant Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Renasant Bank must meet specific capital guidelines that involve quantitative measures of Renasant Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Renasant Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Renasant Bank to maintain minimum amounts and ratios. All banks are required to have core capital (Tier I) of at least 4% of

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

risk-weighted assets (as defined), 4% of average assets (as defined) and total capital of 8% of risk-weighted assets (as defined). As of December 31, 2006, Renasant Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation (“FDIC”) categorized Renasant Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Renasant Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios of 10%, 6% and 5%, respectively. There are no conditions or events since that notification that management believes have changed the institution’s category.

	December 31,
	2006		2005
	Amount	Ratio	Amount	Ratio
	(In Thousands)
The Company
Total Capital	$240,822	12.31%	$217,695	12.35%
Tier I Capital	221,288	11.31%	199,287	11.31%
Tier I Leverage	221,288	8.95%	199,287	8.73%

Renasant Bank
Total Capital	$233,060	11.93%	$213,811	12.16%
Tier I Capital	213,526	10.93%	195,403	11.11%
Tier I Leverage	213,526	8.66%	195,403	8.58%

Note O—Segment Reporting

FASB Statement No. 131, “Disclosures About Segments of an Enterprise and Related Information,” requires public companies to report certain financial and descriptive information about their reportable operating segments (as defined by management) and certain enterprise-wide financial information about products and services, geographic areas and major customers.

The Company’s internal reporting process is organized into four segments that account for the Company’s principal activities: the delivery of financial services through its community banks in Mississippi (Mississippi Region), Tennessee (Tennessee Region) and Alabama (Alabama Region) and the delivery of insurance services through its insurance agency (Renasant Insurance). In order to give our regional management a more precise indication of the income and expenses they can control, the results of operations for the regions of the community bank and the insurance company reflect the direct revenues and expenses of each respective segment. The Company believes this management approach will enable our regional management to focus on serving customers through loan originations and deposit gathering. Indirect revenues and expenses, including but not limited to income from our investment portfolio, certain costs associated with other data processing and back office functions, are not allocated to our segments. Rather these revenues and expenses are shown in the “Other” column along with the operations of the holding company and eliminations which are necessary for purposes of reconciling to the consolidated amounts.

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides financial information for our operating segments.

	Community Bank			Renasant Insurance	Other	Consolidated
	Mississippi Region	Tennessee Region	Alabama Region
	(In Thousands)
At or for the year ended December 31, 2006:
Net interest income	$55,966	$11,759	$21,135	$40	$(4,837)	$84,063
Provision for loan losses	1,850	440	118	—	—	2,408
Noninterest income	28,890	1,348	8,125	3,702	3,878	45,943
Noninterest expense	30,998	8,641	15,740	3,014	30,613	89,006
Income before income taxes	52,008	4,026	13,402	728	(31,572)	38,592
Income tax expense	15,936	1,234	4,107	257	(10,067)	11,467
Net income (loss)	36,072	2,792	9,295	471	(21,505)	27,125
Total assets	1,461,730	449,561	688,797	6,337	4,931	2,611,356
Goodwill	2,265	39,217	47,096	2,783	—	91,361

At or for the year ended December 31, 2005:
Net interest income	$49,863	$10,482	$20,774	$3	$(696)	$80,426
Provision for loan losses	1,293	783	914	—	—	2,990
Noninterest income	26,584	694	6,366	3,998	2,574	40,216
Noninterest expense	29,002	7,655	14,919	3,039	29,325	83,940
Income before income taxes	46,152	2,738	11,307	962	(27,447)	33,712
Income tax expense	13,527	821	3,392	311	(8,548)	9,503
Net income (loss)	32,625	1,917	7,915	651	(18,899)	24,209
Total assets	1,414,872	371,791	602,640	5,489	2,910	2,397,702
Goodwill	2,265	39,407	47,803	2,783	—	92,258

At or for the year ended December 31, 2004:
Net interest income	$41,234	$4,685	$—	$3	$9,306	$55,228
Provision for loan losses	1,433	114	—	—	—	1,547
Noninterest income	25,328	410	—	3,989	2,560	32,287
Noninterest expense	30,519	3,067	—	3,111	24,012	60,709
Income before income taxes	34,610	1,914	—	881	(12,146)	25,259
Income tax expense	9,522	574	—	279	(3,559)	6,816
Net income (loss)	25,088	1,340	—	602	(8,587)	18,443
Total assets	1,433,171	267,324	—	4,902	2,148	1,707,545
Goodwill	2,265	39,768	—	2,783	—	44,816

Note P—Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: Cash and cash equivalents consists of cash and due from banks and interest-bearing balances with banks. The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates fair value.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mortgage loans held for sale: The carrying amount reported in the consolidated balance sheet for mortgage loans held for sale approximates fair value.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fixed-rate loan fair values, including mortgages, commercial, agricultural and consumer loans are estimated using a discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Rate Swap: Fair value of the interest rate swap is based on the projected future cash flows.

Deposits: The fair values disclosed for demand deposits, both interest-bearing and noninterest-bearing are, by definition, equal to the amount payable on demand at the reporting date. The fair values of certificates of deposit and individual retirement accounts are estimated using a discounted cash flow based on currently effective interest rates for similar types of accounts.

Junior subordinated debentures: The fair value was determined by discounting the cash flow using the current market rate.

Other borrowed funds: Consists of treasury tax and loan notes and securities sold under repurchase agreements. The fair value of treasury tax and loan notes and securities sold under repurchase agreements approximates the carrying value of the amounts reported in the consolidated balance sheet for each respective account.

Federal Home Loan Bank advances: The fair value was determined by discounting the cash flow using the current market rate.

	December 31,
	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$98,201	$98,201	$95,863	$95,863
Securities	428,065	428,065	399,034	399,034
Mortgage loans held for sale	38,672	38,672	33,496	33,496
Loans, net	1,807,228	1,799,350	1,627,860	1,622,572
Interest rate swap	455	455	—	—
Financial liabilities:
Deposits	2,108,965	2,105,926	1,868,451	1,863,148
Junior subordinated debentures	64,204	66,695	64,365	67,367
Other borrowed funds	8,007	8,007	10,659	10,659
FHLB Advances	144,212	141,740	191,481	187,777

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note Q—Renasant Corporation (Parent Company Only) Condensed Financial Information

	December 31,
	2006	2005
	(In Thousands)
Balance Sheets
Assets
Cash*	$4,455	$4,402
Stock	3,037	1,963
Investment in bank subsidiary*	305,942	292,557
Accrued interest receivable on bank balances*	73	42
Stock options receivable*	896	169
Other assets	3,194	1,256

Total assets	$317,597	$300,389

Liabilities and shareholders’ equity
Junior subordinated debentures	$64,204	$64,365
Other liabilities	689	584
Shareholders’ equity	252,704	235,440

Total liabilities and shareholders’ equity	$317,597	$300,389

*	Eliminates in consolidation

	Year Ended December 31,
	2006	2005	2004
	(In Thousands)
Statements of Income
Income
Dividends from bank subsidiary*	$14,751	$16,026	$20,168
Interest income from bank subsidiary*	92	52	34
Other dividends	154	109	27
Other income	62	—	428
Loss from sale of securities	—	—	(386)

	15,059	16,187	20,271

Expenses	5,451	4,500	1,474

Income before income tax credits and equity in undistributed net income of bank subsidiary	9,608	11,687	18,797
Income tax benefit	(1,968)	(1,679)	(548)

	11,576	13,366	19,345
Equity in undistributed net income of bank subsidiary*	15,549	10,843	(902)

Net income	$27,125	$24,209	$18,443

*	Eliminates in consolidation

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	2006	2005	2004
	(In Thousands)
Statements of Cash Flows
Operating activities
Net income	$27,125	$24,209	$18,443
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of bank subsidiary	(15,549)	(10,843)	902
Amortization	(161)	(161)	51
Loss on sale of securities	—	—	386
(Increase) decrease in other assets	(2,770)	363	(1,603)
Decrease in other liabilities	(523)	(485)	(1,102)
Stock option compensation	1,471	680	511

Net cash provided by operating activities	9,593	13,763	17,588
Investing activities
Purchase of securities available for sale	(1,000)	—	—
Proceeds from sale of securities available for sale	—	—	17,116
Proceeds from calls/ maturities of securities available for sale	—	—	2,679
Investment in subsidiaries	—	(23,471)	(30,158)

Net cash used in investing activities	(1,000)	(23,471)	(10,363)
Financing activities
Proceeds from advances from subsidiary	—	1,000	—
Repayment of advances from subsidiary	—	(1,000)	—
Proceeds from long term-debt	—	31,959	—
Repayment of long-term debt	—	(7,517)	—
Cash dividends	(9,774)	(10,923)	(5,168)
Purchase of treasury stock	—	(8,963)	(1,423)
Cash received on exercise of options	1,234	2,519	1,118

Net cash (used in) provided by financing activities	(8,540)	7,075	(5,473)

Increase (decrease) in cash	53	(2,633)	1,752
Cash at beginning of year	4,402	7,035	5,283

Cash at end of year	$4,455	$4,402	$7,035

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note R—Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

	Three Months Ended
	Mar 31	June 30	Sept 30	Dec 31
	(In Thousands Except Share Data)
Quarter ended 2006
Interest income	$35,817	$37,597	$40,070	$40,809
Interest expense	15,309	16,655	18,367	19,899

Net interest income	20,508	20,942	21,703	20,910
Provision for loan losses	1,068	(360)	900	800
Securities gains	21	4	—	—
Other noninterest income	11,412	11,029	11,713	11,764
Noninterest expense	21,891	22,059	23,045	22,011

Income before income taxes	8,982	10,276	9,471	9,863
Income taxes	2,481	3,233	2,839	2,914

Net income	$6,501	$7,043	$6,632	$6,949

Basic earnings per share	$.42	$.45	$.43	$.45

Diluted earnings per share	$.41	$.44	$.42	$.44

Quarter ended 2005
Interest income	$29,295	$31,900	$32,417	$34,777
Interest expense	9,977	11,445	12,678	13,863

Net interest income	19,318	20,455	19,739	20,914
Provision for loan losses	597	848	833	712
Securities gains (losses)	102	(32)	—	—
Other noninterest income	9,801	9,983	10,244	10,118
Noninterest expense	20,963	20,856	20,564	21,557

Income before income taxes	7,661	8,702	8,586	8,763
Income taxes	2,202	2,495	2,261	2,545

Net income	$5,459	$6,207	$6,325	$6,218

Basic earnings per share	$.35	$.40	$.41	$.40

Diluted earnings per share	$.35	$.39	$.40	$.40

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note S—Net Income Per Common Share

Weighted average shares outstanding have been adjusted for prior periods for the effect of the three-for-two stock split issued on August 28, 2006. Basic and diluted net income per common share calculations are as follows:

	Year Ended December 31,
	2006	2005	2004
	(In Thousands Except Share Data)
Basic
Net income applicable to common stock	$27,125	$24,209	$18,443
Average common shares outstanding	15,515,223	15,557,014	12,895,901
Net income per common share—basic	$1.75	$1.56	$1.43

	Year Ended December 31,
	2006	2005	2004
	(In Thousands Except Share Data)
Diluted
Net income	$27,125	$24,209	$18,443
Average common shares outstanding	15,515,223	15,557,014	12,895,901
Effect of dilutive stock based compensation	337,791	166,121	59,612

Average common shares outstanding—diluted	15,853,014	15,723,135	12,955,513
Net income per common share—diluted	$1.71	$1.54	$1.42

Note T—Mergers and Acquisitions

Renasant Bancshares, Inc.: On July 1, 2004, the Company acquired 100% of the voting equity interests of Renasant Bancshares, Inc. (“Renasant Bancshares”), a bank holding company headquartered in Germantown, Tennessee, in a business combination accounted for under the purchase method of accounting. The acquisition allowed the Company to expand its geographical footprint into the rapidly growing markets of east Memphis, Germantown and Cordova, Tennessee. Renasant Bank of Tennessee, the sole subsidiary of Renasant Bancshares operated two banking offices in Germantown and Cordova, both in Tennessee. Operations at Renasant Bancshares’ loan production office in Hernando, Mississippi, were shifted to Renasant Bank due to its established presence in DeSoto County. Renasant Bank of Tennessee was merged into Renasant Bank, effective March 31, 2005.

The aggregate transaction value, including transaction expenses and fair value of Renasant Bancshares’ options and warrants assumed by the Company, was $60,290. The Company issued 1,203,141 shares of its common stock and paid $26,128 in cash for the common stock of Renasant Bancshares. The stock was registered under the Securities Act of 1933, as amended. Two members of the Board of Directors Renasant Bancshares were added to the Company’s Board. In connection with the acquisition, the Company recorded intangible assets totaling $45,208. The intangible assets are not deductible for income tax purposes.

Heritage Financial Holding Corporation: On January 1, 2005, the Company completed its acquisition of Heritage, a bank holding company headquartered in Decatur, Alabama. Heritage was the parent of Heritage Bank and operated eight banking offices in Alabama. The acquisition allowed the Company to expand its geographical footprint into the key markets of Birmingham, Decatur and Huntsville, Alabama.

The Company issued 2,054,382 shares of its common stock and paid approximately $23,055 in cash for 100% of the voting equity interests in Heritage. The common stock issued by the Company was registered under

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Securities Act of 1933, as amended. Two members of the Board of Directors Renasant Bancshares were added to the Company’s Board. The aggregate transaction value, including the value of Heritage’s options assumed by the Company, was $75,658. In connection with the acquisition, the Company recorded approximately $53,027 in intangible assets. The intangible assets are not deductible for income tax purposes.

The following table summarizes the assets acquired and liabilities assumed in connection with the acquisition of Renasant Bancshares and Heritage as of the respective acquisition dates:

	Renasant Bancshares	Heritage
	(In Thousands Except Share Data)
Cash and cash equivalents	$3,743	$4,716
Securities	29,062	94,866
Mortgage loans held for sale	—	21,389
Loans, net of unearned income	178,042	389,740
Allowance for loan losses	(2,845)	(4,214)
Other assets	13,013	33,799
Total assets	221,015	540,296

Deposits	185,319	380,998
Borrowings	15,827	127,972
Other liabilities	2,804	2,484

Note U—Subsequent Events (Unaudited)

On February 5, 2007, the Company announced the signing of a definitive merger agreement pursuant to which it will acquire Capital Bancorp, Inc. (“Capital”), a bank holding company headquartered in Nashville, Tennessee, and the parent of Capital Bank & Trust Company, a Tennessee banking corporation. On March 2, 2007, the Company entered into an amendment to the merger agreement. At December 31, 2006, Capital operated seven full-service banking offices in the Nashville-Davidson-Murfreesboro, Tennessee Metropolitan Statistical Area and had total assets of $564.4 million, total deposits of $465.0 million and total shareholders’ equity of $35.0 million.

According to the terms of the merger agreement (which means in this Note U the merger agreement as amended), each Capital common shareholder can elect to receive: (1) 1.2306 shares of the Company’s common stock for each share of Capital common stock, (2) $38.00 in cash for each share of Capital common stock or (3) a combination of 40% cash, in the amount listed above, and 60% common stock, at the same exchange ratio listed above. The merger agreement imposes an overall limitation that the aggregate stock consideration be no more than 65% and no less than 60% of the total consideration received by Capital shareholders. In the event that both the market value of our common stock and the value of the NASDAQ Bank Index decline by amounts specified in the merger agreement as of the date of determination, we may adjust the exchange ratio used in the merger to account for the decline in the value of our stock price; if no adjustment is made, Capital may terminate the merger agreement.

Based on the Company’s market close of $27.92 on February 2, 2007, the trading day immediately prior to the announcement of the execution of the definitive merger agreement with Capital, the aggregate transaction value, including the dilutive impact of Capital’s options which we are assuming in the merger, was approximately $134.9 million.

RENASANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquisition is expected to close early in the third quarter of 2007 and is subject to regulatory and Capital shareholder approval, Company shareholder approval to the extent required by applicable law and the rules of The NASDAQ Stock Market and other conditions set forth in the merger agreement. Pursuant to the terms of the merger agreement, Capital Bank & Trust is expected to merge with and into Renasant Bank immediately after the merger of Capital with and into the Company.

CAPITAL BANCORP, INC.

Consolidated Financial Statements

December 31, 2006

(With Report of Independent Registered Public Accounting Firm)

PORTER KEADLE MOORE, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors

Capital Bancorp, Inc. and subsidiary

We have audited the accompanying consolidated balance sheet of Capital Bancorp, Inc. (the “Company”) and its subsidiary as of December 31, 2006, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Bancorp, Inc. and subsidiary at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

February 22, 2007

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

CAPITAL BANCORP, INC.

CONSOLIDATED BALANCE SHEET

(In Thousands, except share amounts)

December 31, 2006
Assets:
Cash and due from banks, including reserve requirements of $529	$8,353
Federal funds sold	2,881

Cash and cash equivalents	11,234
Securities available-for-sale	67,784
Loans, net	458,593
Premises and equipment, net	5,780
Accrued interest receivable	2,744
Bank owned life insurance	9,535
Loans held for sale	1,589
Interest-bearing deposits in financial institutions	19
Other real estate	808
Other assets	6,356

Total Assets	$564,442

Liabilities and Stockholders’ Equity:
Deposits:
Demand	$44,425
Interest bearing demand	19,061
Savings (includes Money Market Deposit Accounts)	96,418
Time	111,398
Time, over $100,000	193,650

Total deposits	464,952
Federal Home Loan Bank advances	44,612
Junior subordinated debentures	12,372
Securities sold under repurchase agreements	2,997
Other liabilities	4,540

Total liabilities	529,473

Stockholders’ equity:
Preferred stock, no par value, 20,000,000 shares authorized, no shares issued	—
Common stock, no par value, 20,000,000 shares authorized; 3,621,575 shares issued and outstanding	16,172
Retained earnings	19,135
Accumulated other comprehensive income	(338)

Total stockholders’ equity	34,969

Total Liabilities and Stockholders’ Equity	$564,442

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

CONSOLIDATED STATEMENT OF EARNINGS

(In Thousands, except per share amounts)

For the Year Ended December 31, 2006
Interest income:
Interest and fees on loans	$34,356
Interest on investment securities:
U.S. Government agencies	957
State and political subdivisions	463
Mortgage backed securities	1,193
Other interest	341

Total interest income	37,310
Interest expense:
Interest on deposits:
Demand	97
Savings and money market demand accounts	3,537
Time	11,758
Interest on FHLB and other borrowings	3,124

Total interest expense	18,516

Net interest income	18,794
Provision for loan losses	1,328

Net interest income after provision for loan losses	17,466
Other income:
Service charges on deposit accounts	1,248
Gain on sales of loans	581
Miscellaneous	808

Total other income	2,637
Other expenses:
Salaries and employee benefits	8,366
Occupancy	1,185
Other operating	4,025

Total other expenses	13,576

Earnings before income taxes	6,527
Income taxes	2,346

Net earnings	$4,181

Basic earnings per share	$1.18

Diluted earnings per share	$1.14

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In Thousands)

For the Year Ended December 31, 2006
Net earnings	$4,181
Other comprehensive earnings (losses), net of tax:
Net unrealized gain on available-for-sale securities arising during period, net of income tax benefit of $(218)	351

Total comprehensive income	$4,532

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands, except shares )

	For the Year Ended December 31, 2006
	Preferred Stock	Common Stock		Retained Earnings	Net Unrealized Gain (Loss) on Available-for-Sale Securities	Total
		Shares	Amount
Balance January 1, 2006	$—	3,482,495	$14,347	$14,954	$(689)	$28,612
Issuance of 122,300 shares of common stock related to exercise of stock options, including related tax benefit of $630	—	122,300	1,301	—	—	1,301
Issuance of 16,780 shares of common stock related to employee stock purchase plan	—	16,780	280	—	—	280
Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $218	—	—	—	—	351	351
Stock-based compensation expense	—	—	244	—	—	244
Net earnings for the year	—	—	—	4,181	—	4,181

Balance December 31, 2006	$—	3,621,575	$16,172	$19,135	$(338)	$34,969

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

(In Thousands)

For the Year Ended December 31, 2006
Cash flows from operating activities:
Net earnings	$4,181
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, amortization and accretion	1,112
Provision for loan losses	1,328
Originations of loans held for sale	(41,878)
Proceeds from sales of loans	42,810
Net gain on sale of loans	(581)
Gain on sale of restricted equity securities	(211)
Increase in CSV of life insurance	(262)
Increase in accrued interest receivable	(602)
Stock-based compensation expense	244
Change in:
Other assets	977
Other liabilities	869

Net cash provided by operating activities	7,987

Cash flows from investing activities:
Proceeds from maturities, calls and paydowns of securities available-for-sale	11,373
Purchases of securities available-for-sale	(22,052)
Net increase in loans	(75,631)
Purchase of premises and equipment	(1,189)
Purchase of restricted equity securities	(123)
Decrease in interest-bearing deposits in financial institutions	1,369
Proceeds from sales of restricted equity securities	285
Investment in bank owned life insurance	(4,500)

Net cash used by investing activities	(90,468)

Cash flows from financing activities:
Net decrease in non-interest bearing, savings and NOW deposit accounts	(14,178)
Net increase in time deposits	100,460
Decrease in securities sold under repurchase agreements	(928)
Proceeds from Federal Home Loan Bank advances and short-term borrowings	155,165
Repayment of Federal Home Loan Bank advances and short-term borrowings	(157,414)
Employee stock purchases	280
Exercise of stock options	671

Net cash provided by financing activities	84,056

Change in cash and cash equivalents	1,575
Cash and cash equivalents at beginning of year	9,659

Cash and cash equivalents at end of year	11,234

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$20,019
Income taxes	$1,975
Non-cash investing and financing activities:
Non-cash transfers from loans to other real estate	$808
Change in unrealized gains on securities available-for-sale, net of tax	$351

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

(1)	Summary of Significant Accounting Policies

The accounting and reporting policies of Capital Bancorp, Inc. and Subsidiaries (“the Company”) are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Capital Bank & Trust Company (“the Bank”) and its wholly-owned subsidiaries, CBTC Corporation and Capital Housing Improvement Projects, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)	Nature of Operations

Capital Bancorp, Inc. is a registered bank holding company headquartered in Nashville, Tennessee. It offers extensive and service-intensive financial products and services through its subsidiary, Capital Bank & Trust Company, which is a state chartered bank. The Bank provides full banking services. As a state chartered bank, the Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The area served by the Bank is Davidson and surrounding counties of Middle Tennessee. Services are provided at the main office in Nashville, Tennessee and seven branches.

CBTC Corporation was established before the inception of the Bank in order to establish a lease for the current Main Office. It is a shell corporation and has minimal cash assets at a local financial institution.

Capital Housing Improvement Projects, Inc. was established in order to allow the Bank to invest in residential real estate for the purpose of building and selling low to moderate income housing in the Nashville market as part of its community reinvestment plan. The subsidiary is currently inactive.

(c)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d)	Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods. The Company maintains deposits in excess of the federal insurance amounts with other financial institutions. Management makes deposits only with financial institutions it considers to be financially sound.

(e)	Securities

The Company classifies its securities in one of three categories: held to maturity, available for sale, or trading. Trading securities are bought and held principally for the purpose of selling them in the

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(1)	Summary of Significant Accounting Policies, continued

(e)	Securities, continued

near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities are classified as available for sale. At December 31, 2006, all securities were classified as available for sale.

Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and are reported in other comprehensive income as a separate component of stockholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders’ equity. These unrealized holding gains or losses are amortized into income over the remaining life of the security as an adjustment to the yield in a manner consistent with the amortization or accretion of the original purchase premium or discount on the associated security.

A decline in the fair value of available for sale and held to maturity securities below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in net income and derived using the specific identification method for determining the cost of the securities sold.

Federal Home Loan Bank (“FHLB”) stock and The Bankers Bank stock is included in other assets at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

(f)	Loans

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

The accrual of interest is discontinued when a loan becomes 90 days past due and is not both well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. When a loan is placed on non-accrual status, previously accrued and uncollected interest is charged against interest income on loans. Generally, interest income is recognized on a cash basis on non-accrual loans.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due, according to the contractual terms of the loan, will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(1)	Summary of Significant Accounting Policies, continued

(f)	Loans, continued

effective interest rate, or at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized using the cash-basis method of accounting during the time the loans are impaired.

(g)	Allowance for Loan Losses

The provision for loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for loan losses at a level appropriate to absorb estimated losses inherent in the loan portfolio. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for loan losses consists of an allocated portion and an unallocated, or general, portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision.

The provision is based on management’s determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Management believe the allowance for loan losses is adequate at December 31, 2006; however, determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(h)	Loans Held-For-Sale

Mortgage loans held for sale are reported at the lower of cost or market value, determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

(i)	Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. The range of estimated useful lives for buildings and improvements is 30 to 40 years, for leasehold improvements, 2 to 15 years, for land improvements, 10 to 35 years, and for furniture and equipment, 3 to 10 years. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and the cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(1)	Summary of Significant Accounting Policies, continued

(j)	Securities Sold Under Agreements to Repurchase

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(k)	Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and tax planning strategies.

(l)	Stock Option and Employee Stock Purchase Plans

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-based Payment,” using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $244,000, a reduction in net income of $244,000, and a decrease in basic and diluted earnings per share of $.07.

(m)	Other Real Estate

Real estate acquired in the settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(n)	Off-Balance-Sheet Financial Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(1)	Summary of Significant Accounting Policies, continued

(o)	Impact of New Accounting Standards

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon the initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment and is recorded in opening retained earnings as of January 1, 2006. The adoption of SAB 108 had no effect on the Company’s financial statements for the year ending December 31, 2006.

(p)	Effect of Newly Issued But Not Yet Effective Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158 (“SFAS No. 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 123(R).” This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year-end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2006. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer’s fiscal year-end, starting in 2007. The adoption of SFAS No. 158 is not expected to have an impact on the Company’s financial position or results of operations.

New accounting standards have been issued that the Company does not expect will have a material effect on the financial statements when adopted in future years or for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007, establish a hierarchy about the assumptions used to measure fair value for 2008, change the recognition threshold and measurement guidance for tax positions that contain significant uncertainty in 2007, revise the accrual of post-retirement benefits associated with providing life insurance for 2008, and revise the accounting for cash surrender value for 2007. These are detailed in the following paragraphs.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 155 (“SFAS No. 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment to FASB Statements No. 133 and 140”. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133,

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(1)	Summary of Significant Accounting Policies, continued

(p)	Effect of Newly Issued But Not Yet Effective Accounting Standards, continued

and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact of its consolidated financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This Statement provides for the following: (1) revised guidance on when a servicing asset and servicing liability should be recognized; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) upon initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value in the statement of financial position and additional footnote disclosure. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4 (“EITF 06-4”), “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of the adoption of EITF 06-4.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(1)	Summary of Significant Accounting Policies, continued

(p)	Effect of Newly Issued But Not Yet Effective Accounting Standards, continued

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance).” This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on the financial position or results of operations.

(2)	Securities Available for Sale

Securities available for sale have been classified in the balance sheet according to management’s intent. Securities available for sale at December 31, 2006 are listed below:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
	(In Thousands)
U.S. Treasury and other U.S. government agencies and corporations	$23,855	$44	$178	$23,721
Obligations of states and political subdivisions	14,500	72	73	14,499
Mortgage-backed securities	29,976	60	472	29,564

	$68,331	$176	$723	$67,784

The amortized cost and estimated market value of securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Market Value
	(In Thousands)
Less than one year	$1,155	1,154
Due after one year through five years	10,329	10,228
Due after five years through ten years	19,764	19,715
Due after ten years	7,107	7,123
Mortgage-backed securities	29,976	29,564

	$68,331	67,784

There were no sales of securities during the year ended December 31, 2006.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(2)	Securities Available for Sale, continued

Securities carried in the balance sheet of approximately $44.8 million (amortized cost of $45.4 million) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2006.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006:

	December 31, 2006
	Less than 12 Months			12 Months or More			Total
	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
	(In Thousands, except number of securities)
U.S. Treasury and other U.S. Government agencies and corporations	$498	$2	1	$13,447	$176	12	$13,945	$178
Obligations of states and political sub-divisions	1,204	13	5	6,471	60	27	7,675	73
Mortgage-backed securities	3,180	2	3	19,937	470	26	23,117	472

Total temporarily impaired securities	$4,882	$17	9	$39,855	$706	65	$44,737	$723

Management believes that there are no unrealized losses as of December 31, 2006, that represent an other-than-temporary impairment. Unrealized losses at December 31, 2006, are primarily attributable to changes in interest rates and the Company has both the intent and ability to hold the securities for a time necessary to recover the amortized cost. The unrealized losses reported for mortgage-backed securities relate primarily to securities issued by FNMA, FHLMC and private institutions.

(3)	Loans and Allowance for Loan Losses

The classification of loans at December 31, 2006 is as follows:

2006
(In Thousands)
Commercial, financial and agricultural	$205,487
Installment	5,987
Real estate—mortgage	137,963
Real estate—construction	115,417

464,854
Less:
Unearned income	656
Allowance for possible loan losses	5,605

$458,593

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(3)	Loans and Allowance for Loan Losses, continued

The principal maturities on loans at December 31, 2006 are as follows:

Maturity	Commercial, Financial and Agricultural	Installment	Real Estate - Mortgage	Real Estate- Construction	Total
	(In Thousands)
3 months or less	$7,526	832	15,573	20,070	44,001
3 to 12 months	36,385	2,036	33,472	68,307	140,200
1 to 5 years	127,348	2,992	45,885	25,463	201,688
Over 5 Years	34,228	127	43,033	1,577	78,965

	$205,487	5,987	137,963	115,417	464,854

At December 31, 2006, variable rate and fixed rate loans totaled $242.8 million and $222.1 million, respectively.

Changes in the allowance for loan losses of the Company for the year ended December 31, 2006 are summarized as follows:

2006
(In Thousands)
Balance—beginning of period	$4,604
Provision for loan losses	1,328
Charge-offs	(377)
Recoveries	50

Balance—end of year	$5,605

The Company’s loan customers are principally in the Middle Tennessee area with a concentration in Davidson County. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower’s financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2006 were as follows:

2006
(In Thousands)
Recorded investment	$4,131
Allocated loan loss reserve	$565

The average recorded investment in impaired loans for the year ended December 31, 2006 was $2.2 million. The related amount of interest income recognized on these loans during 2006 was $365,000 for the period that such loans were impaired.

Loans which have been placed on non-accrual status totaled $2.5 million at December 31, 2006. Had interest on these loans been accrued, interest income would have been increased by approximately $125,000 in 2006. Loans that are past due 90 days or more and are still accruing interest totaled $692,000 at December 31, 2006.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(3)	Loans and Allowance for Loan Losses, continued

An analysis of the activity with respect to such loans to related parties as of December 31, 2006 is as follows:

(In Thousands)
Balance, January 1	$10,049
New loans during the year	21,879
Repayments during the year	(18,311)

Balance, December 31	$13,617

As of December 31, 2006, none of these loans were restructured, nor were any related party loans charged off in 2006.

In 2006, the Company originated loans for sale in the secondary market approximating $43.0 million. Under normal terms, the Company may be required, in the event of default, to repurchase loans sold. At December 31, 2006, the Company had not been required to repurchase any of the loans originated by the Company and sold in the secondary market. The gain on sale of these loans totaled $581,000 in 2006, and such income is included in miscellaneous income. Management expects no loss to result from these recourse provisions.

(4)	Premises and Equipment

The detail of premises and equipment at December 31, 2006 is as follows:

2006
(In Thousands)
Land	$1,092
Buildings	3,225
Leasehold improvements	2,004
Furniture and fixtures	972
Equipment	2,075

9,368
Less: accumulated depreciation	(3,588)

$5,780

Depreciation expense was $609,000 for the year ended December 31, 2006.

(5)	Restricted Equity Securities

Restricted equity securities are included in Other Assets and consist of stock of the Federal Home Loan Bank amounting to $2.2 million and stock of The Bankers Bank amounting to $773,000 at December 31, 2006. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(5)	Restricted Equity Securities, continued

On December 28, 2006, the Company sold 100 shares of The Bankers Bank stock. The gain recognized on sale of these restricted equity securities was $211,000.

(6)	Deposits

Contractual maturities of time deposit accounts at December 31, 2006 are as follows:

Maturity	Amount
(In Thousands)
2007	$272,459
2008	20,904
2009	4,200
2010	5,409
2011	2,076

$305,048

The aggregate amount of overdrafts reclassified as loans receivable was $411,000 at December 31, 2006.

The Company is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2006 was approximately $1.1 million.

At December 31, 2006, the Company held $68.6 million in certificates of deposit obtained through the efforts of third party brokers. The weighted average rate as of December 31, 2006 was 5.08%. These deposits have maturity dates ranging from 1 week to 3 years.

(7)	Advances from Federal Home Loan Bank and Short Term Borrowings

The advances from the Federal Home Loan Bank borrowings at December 31, 2006 consist of the following:

	2006
	Amount	Weighted Average Rate
	(In Thousands)
Fixed-rate advances	$44,612	4.77%

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(7)	Advances from Federal Home Loan Bank and Short Term Borrowings, continued

Advances from the Federal Home Loan Bank are to mature as follows as of December 31, 2006:

Year Ending December 31,	Amount
(In Thousands)
2007	$4,000
2008	13,000
2009	8,500
2010	11,694
2011	6,000
Thereafter	1,418

$44,612

These advances are collateralized by approximately $150.1 million of the Company’s commercial and real-estate mortgage loan portfolio.

Of the $44.6 million FHLB advances, $6.0 million is convertible by the Federal Home Loan Bank from a current fixed rate of 4.94% to the three month LIBOR rate on February 25, 2007. As of December 31, 2006, the three month LIBOR rate was 5.36%.

(8)	Junior Subordinated Debentures

On June 16, 2005, the Company closed a private offering of 12,000 Floating Preferred Securities offered and sold by Capital Bancorp Capital Trust I (Capital Trust I), a Delaware business trust wholly-owned by the Company, having a liquidation amount of $1,000 each. Capital Bancorp has fully and unconditionally guaranteed all of the floating preferred securities issued by Capital Trust I. The proceeds from the issuance, together with the proceeds of the related issuance of common securities of Capital Trust I purchased by the Company in the amount of $372,000, were invested in floating rate Junior Subordinated Debentures (the “Debentures”) of the Company totaling $12,372,000. The Debentures are due June 30, 2035 and may be redeemed after five years, or sooner in certain specific events including in the event that the financing is not eligible for treatment as Tier I capital, subject to prior approval by the Federal Reserve Board, if then required. The sole assets of Capital Trust I are the Debentures. The Debentures are unsecured and rank junior to all senior debt of the Company.

The Company owns all of the common securities of Capital Trust I. The floating rate securities bear interest currently at a rate of 5.642%, and the interest rate will be adjusted quarterly after June 30, 2010 at a rate of three month LIBOR plus 1.50%.

(9)	Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements were $3.0 million at December 31, 2006. The maximum amount of outstanding repurchase agreements at any month end during 2006 was $4.5 million. The average daily balance outstanding during 2006 was $3.1 million. The weighted-average interest rate on the outstanding balance at December 31, 2006 was 2.32%. The underlying securities are typically held by other financial institutions and are designated as pledged.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(10)	Income Taxes

The components of income tax expense (benefit) are summarized as follows:

2006
(In Thousands)
Current:
Federal	$2,480
State	458

2,938

Deferred:
Federal	(492)
State	(100)

(592)

$2,346

A reconciliation of actual income tax expense of $2.3 million for the year ended December 31, 2006 to the “expected” tax expense (computed by applying the statutory Federal income tax rate of 34% to earnings before income taxes) is as follows:

2006
(In Thousands)
Tax expense based on statutory rates	2,219
State income taxes, net of Federal income tax benefit	236
Disallowed expenses	31
Increase in cash surrender value of life insurance policies	(89)
Tax exempt interest, net of interest expense exclusion	(156)
Compensation expense related to SFAS 123R	83
Other items, net	22

Actual tax expense	2,346

The following summarizes the net deferred tax asset, which is included as a component of other assets, at December 31, 2006:

2006
(In Thousands)
Deferred income tax assets:
Allowance for loan losses	$1,811
Deferred compensation	441
Premises and equipment	255
Net unrealized loss on securities available for sale	210
Other	34

Total deferred income tax assets	2,751

Deferred income tax liabilities consisting of FHLB stock dividends	(251)

Net deferred income tax asset	$2,500

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(11)	Other Operating Expense

The significant components of other operating expense for the year ended December 31, 2006 are presented below:

(In Thousands)
Other operating expense:
Furniture and equipment	520
Professional	728
Data processing	252
Other operating	2,525

Total other operating expense	$4,025

(12)	Profit-Sharing Plan

The Company has a 401(k) profit sharing plan for the benefit of its employees. Employees eligible to participate in the plan are those at least 21 years old who have completed three months of employment. The provisions of the plan provide for both employee and employer contributions. For the year ended December 31, 2006, the Company contributed $283,000 to the plan.

(13)	Commitment and Contingencies

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position of the Company.

The subsidiary Bank has entered into several operating lease agreements for the main office bank building, bank branch offices, mortgage loan department office, operations center, and automobiles. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

Year Ending December 31,	Total
(In Thousands)
2007	$668
2008	630
2009	245
2010	216
2011	186
Thereafter	1,655

$3,600

Total rent expense under the leases amounted to $559,000 during the year ended December 31, 2006.

The main office, administrative offices and operations center are leased from partnerships which are partially owned by a director of the Company. The amount paid under these leases approximated $343,000 during the year ended December 31, 2006.

The Company has lines of credit with other financial institutions totaling $59 million at December 31, 2006. The Company did not have any funds outstanding under these lines of credit as of December 31, 2006.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(14)	Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Contract or Notional Amount 2006
(In Thousands)
Financial instruments whose contract amounts represent credit risk:
Unused commitments to extend credit	$122,632
Standby letters of credit	4,916

Total	$127,548

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are not expected to be drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $4.9 million at December 31, 2006.

(15)	Regulatory Matters and Restrictions on Dividends

The Company and its subsidiary are subject to regulatory capital requirements administered by the Federal Reserve Bank, Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions. Failure to meet capital requirements can initiate certain mandatory and possibly additional

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(15)	Regulatory Matters and Restrictions on Dividends, continued

discretionary actions by regulators that could, in that event, have a direct material effect on the institution’s financial statements. The relevant regulations require the Company and its subsidiary to meet specific capital adequacy guidelines that involves quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Company’s capital status and the amount of dividends the Company may distribute.

The Company and its subsidiary are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. The Company and its subsidiary bank are required to have minimum Tier I and Total Risk-Based Capital ratios of 4.0% and 8.0%, respectively, and a leverage ratio of 4%. The actual ratios of the Company and its subsidiary as of December 31, 2006 were as follows:

	Capital Bancorp, Inc	Capital Bank & Trust
Tier I ratio	9.19%	9.06%
	$44,049	$42,271
Total risk-based ratio	11.12%	10.23%
	$53,284	$47,876
Leverage ratio	7.46%	7.94%

As of December 31, 2006, the most recent notification from the banking regulators categorized the Company and its subsidiary as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company’s category.

(16)	Deferred Compensation and Supplemental Executive Retirement Plans

Director Deferred Stock Compensation Plan

In December 2006, the Company’s Board of Directors approved a Director Deferred Stock Compensation Plan. The plan allows the members of the Board of Directors to elect to defer up to 100% of their compensation. The plan is non-qualified and amounts deferred are considered “invested” in the Company’s common stock. Distributions of deferred amounts may be made in lump sums or over a period of up to ten years. Distributions will be made in shares of common stock and begin with the earlier of a director ceasing to serve as a member of the board or as determined by the deferral election. The plan has not and will not materially impact the Company as director compensation expense will continue to be recorded when incurred. There were no deferrals under this plan during 2006.

Director Deferred Compensation Plan

The Company provides its directors a deferred compensation plan. The deferred compensation plan was established in 1999 to reward the directors for past performance and to provide retirement and death benefits. There were eight directors participating in the plan at December 31, 2006. The deferred compensation plan provides retirement benefits for a period of 120 months after the director reaches the age of 65.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(16)	Deferred Compensation and Supplemental Executive Retirement Plans, continued

The Company has purchased insurance policies with death benefits provided for in the plans. The insurance policies remain the sole property of the Company and are payable to the Company. Under the terms of the deferred compensation plan, upon the death of the insured, each insured’s beneficiary is entitled to twenty-five percent (25%) of the net at risk insurance portion of the proceeds. The net at risk insurance portion is the total proceeds less the cash value of the policy. The plans are not qualified under Section 401 of the Internal Revenue Code. The cash surrender value of life insurance purchased to fund the plans as of December 31, 2006 totaled $2.3 million. At December 31, 2006, the deferred compensation liabilities totaled $563,000.

The Company expensed $154,000 related to the deferred compensation plan for the year ended December 31, 2006.

Supplemental Executive Retirement Plan

The Company has also established a supplemental executive retirement plan (SERP) to provide supplemental retirement benefits to three executive officers of the Company. The supplemental executive retirement plan provides the three executive officers with a percentage of their anticipated annual incomes based upon a projected, hypothetical age—65 retirement date. These benefits are expected to be for a fifteen year period after retirement. The Company has purchased insurance policies to provide death benefits provided for in the plans. The insurance policies remain the sole property of the Company and are payable to the Company. At December 31, 2006, the supplemental executive retirement liabilities totaled $548,000 and the cash surrender value of life insurance purchased to fund the plans totaled $7.3 million. Under the terms of the SERP, at death the accrued benefits are payable to the executive officers’ beneficiaries. The plans are not qualified under Section 401 of the Internal Revenue Code.

The Company expensed $215,000 related to the supplemental executive retirement plan for the year ended December 31, 2006.

(17)	Stock Option and Employee Stock Purchase Plans

Employee Stock Purchase Plan

In January 2005, the Board of Directors adopted the 2005 Employee Stock Purchase Plan. The plan authorizes the issuance of 500,000 shares of common stock pursuant to purchase rights granted employees or to employees of any affiliates designated as being eligible to participate. The plan is intended to qualify as an “Employee Stock Purchase Plan” within the meaning of Section 423 of the IRS Code.

The Board of Directors will administer the plan which will offer employees the opportunity to purchase common stock quarterly at a price per share equal to the lower of (i) 85% of the fair market value on the date of commencement of the offering or (ii) 85% of the fair market value on the date of purchase. All regular employees, including executive officers who are employed by the Company or any designated affiliates may participate and purchase up to $25,000 worth of common stock in any calendar year. No employee shall be eligible for the grant of any rights under the plan if immediately after such rights are granted, such employee owns five percent or more of outstanding capital stock measured by vote or value.

In conjunction with the adoption of SFAS No. 123(R), the Company recognized $76,000 of expense during 2006 on the 16,780 shares issued under the plan. The expense was computed using a method that

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(17)	Stock Option and Employee Stock Purchase Plans, continued

approximates fair value which results principally from the 15% discount offered to employees. Prior to the adoption of SFAS No. 123(R), no expense was required to be recognized for this plan.

Stock Option Plan

In March of 2001, the Company’s stockholders approved the Capital Bancorp, Inc. 2001 Stock Option Plan which provides for the grant of options to purchase 1,000,000 shares of the Company’s stock, of which 258,466 remain available to be granted. Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, generally have vesting period of three to five years and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date. The Company currently has sufficient authorized and unissued shares to satisfy the expected option exercises.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes-Merton) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted during 2006 was determined using the following weighted-average assumptions as of grant date.

2006
Risk-free interest rate	4.89%
Expected term	4.8 years
Expected stock price volatility	18.52%
Dividend yield	0%

A summary of the stock option activity for 2006 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	327,134	$9.62
Granted	45,000	19.45
Exercised	(122,300)	5.48
Forfeited	(3,900)	20.76

Outstanding at end of year	245,934	$13.30	7.3 years	$2.9 million

Options exercisable at year end	136,717	$10.80	6.6 years	$1.9 million

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(17)	Stock Option and Employee Stock Purchase Plans, continued

Information related to the stock option plan during 2006 follows:

2006
(In thousands, except per share amounts)
Intrinsic value of options exercised	$2,008
Cash received from option exercises	$671
Tax benefit realized from option exercises	$630
Weighted average fair value of options granted	$5.30

In conjunction with the adoption of SFAS No. 123(R), the Company recognized $168,000 of expense during 2006 for options granted under this plan. As the vast majority of the unvested options under this plan are incentive stock options, the tax benefit recognized on this expense was less than $1,000. Prior to the adoption of this standard, no expense was recognized as exercise price equaled the fair market value of the common stock on the grant date.

As of December 31, 2006, there was $247,000 of total unrecognized compensation cost related to nonvested stock options granted under the plan. The cost is expected to be recognized over a weighted-average period of 1.0 years.

(18)	Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings Per Share” sets forth uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares potentially issuable from stock options.

The following is a summary of the components comprising basic and diluted earnings per share (EPS) for the year ended December 31, 2006:

(In thousands, except share amounts)
Basic EPS Computation:
Numerator—Earnings available to common stockholders	$4,181

Denominator—Weighted average number of common shares outstanding	3,537,936

Basic earnings per common share	$1.18

Diluted EPS Computation:
Numerator—Earnings available to common stockholders	$4,181

Denominator—Weighted average number of common shares outstanding	3,537,936
Dilutive effect of stock options	117,166

3,655,102

Diluted earnings per common share	$1.14

Stock options for 82,823 common shares were not considered in computing diluted earnings per share for 2006 because they were anti-dilutive.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(19)	Capital Bancorp, Inc.—Parent Company Financial Information

CAPITAL BANCORP, INC.

(Parent Company Only)

BALANCE SHEET

December 31, 2006

2006
(In Thousands, except share amounts)
Assets:

Cash	$3,008
Investment in wholly-owned bank subsidiary	42,933
Investment in nonconsolidated variable interest entity	372
Other	1,030

Total Assets	$47,343

Liabilities and Stockholders’ Equity:

Junior subordinated debentures	$12,372
Accrued interest and other liabilities	2

Total liabilities	12,374

Stockholders’ equity:
Preferred stock, no par value, authorized 20,000,000 shares, no shares issued	—
Common stock, no par value, authorized 20,000,000 shares, 3,621,575 shares issued and outstanding	16,172
Retained earnings	19,135
Unrealized losses on available-for-sale securities, net of income taxes of $210,000	(338)

Total stockholders’ equity	34,969

Total Liabilities and Stockholders’ Equity	$47,343

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(19) Capital Bancorp, Inc.—Parent Company Financial Information, continued

CAPITAL BANCORP, INC.

(Parent Company Only)

STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

For the Year Ended December 31, 2006

2006
(In Thousands)
Income:
Interest on trust preferred securities	$21

Expenses:
Interest on subordinated debentures	708
Stock-based compensation	244
Other	355

1,307

Loss before income tax benefit and equity in undistributed earnings of subsidiary	(1,286)
Federal income tax benefit	399

(887)
Equity in undistributed earnings of subsidiary	5,068

Net earnings	$4,181

Other comprehensive losses, net of tax:
Net unrealized gains/(losses) on available-for-sale securities arising during period, net of income tax benefit of $(218)	351

Comprehensive earnings	$4,532

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(19)	Capital Bancorp, Inc.—Parent Company Financial Information, continued

CAPITAL BANCORP, INC.

(Parent Company Only)

STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

For the Year Ended December 31, 2006

2006
(In Thousands)
Cash flows from operating activities:
Net earnings	$4,181
Adjustments to reconcile net earnings to net cash used in operating activities:
Earnings from subsidiary	(5,068)
Increase in stock option expense	244
Change in:
Other assets	(360)
Other liabilities	(294)

Net cash used in operating activities	(1,297)

Cash flows from investing activities related to capital contribution to bank subsidiary	(1,250)

Cash flows from financing activities:
Employee stock purchases	280
Exercise of stock options	671

Net cash provided by financing activities	951

Change in cash and cash equivalents	(1,596)
Cash and cash equivalents at beginning of year	4,604

Cash and cash equivalents at end of period	$3,008

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$708

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(20)	Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments”, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company’s financial instruments.

Cash and cash equivalents

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The fair value of securities is based on quoted market prices.

Restricted Equity Securities

The carrying value of other equity securities approximates fair value.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

For variable rate loans, the carrying value is a reasonable estimate of fair value.

Loans Held for Sale

These instruments are carried in the consolidated balance sheet at the lower of cost or market value. The fair value of these instruments is based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

Bank Owned Life Insurance

The carrying values of bank owned life insurance policies approximate fair value.

Deposits

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date and approximates fair value. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(20)	Disclosures About Fair Value of Financial Instruments, continued

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of advances and short term borrowings is estimated by discounting the future payments using the current rates at which similar advances could be obtained for the same remaining average maturities.

Junior Subordinated Debentures

The fair value is approximated by the present value of the contractual cash flows discounted by the investor’s yield which considers the Company’s debt ratings.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods extending from one to two years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2006 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company’s financial instruments at December 31, 2006 are as follows:

	2006
	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and short-term investments	11,253	11,253
Securities, available for sale	67,784	67,784
Loans, net	458,593	455,322
Bank owned life insurance	9,535	9,535
Loans held for sale	1,589	1,589
Restricted equity securities	2,965	2,965
Financial liabilities:
Deposits	464,952	463,915
Securities sold under repurchase agreements	2,997	2,997
Advances from Federal Home Loan Bank	44,612	43,979
Junior subordinated debentures	12,372	11,549

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(20)	Disclosures About Fair Value of Financial Instruments, continued

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(21)	Quarterly Financial Data (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In Thousands, except per share data)
Interest income	10,032	9,776	9,186	8,316
Net interest income	4,704	4,896	4,756	4,438
Provision for possible loan losses	208	278	414	428
Earnings before income taxes	1,676	1,694	1,643	1,514
Net earnings	1,103	1,076	1,020	982
Basic earnings per common share	.31	.30	.29	.28
Diluted earnings per common share	.30	.29	.28	.27

(22)	Agreement and Plan of Merger with Renasant Corporation

On February 5, 2007, Renasant Corporation, a Mississippi corporation (“Renasant”), Renasant Bank, a Mississippi banking association, Capital Bancorp, Inc., a Tennessee corporation (“Capital”), and Capital Bank & Trust Company, a Tennessee banking association (“Capital Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Capital will merge with and into Renasant (the “Merger”), with Renasant being the surviving corporation in the Merger. Immediately following the Merger, Capital Bank will be merged with and into Renasant Bank, with Renasant Bank being the surviving banking association in such merger.

CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

(22)	Agreement and Plan of Merger with Renasant Corporation, continued

Under the terms of the Merger Agreement each outstanding share of Capital’s common stock (other than treasury shares and shares held by Capital stockholders who have exercised and maintained their dissenter’s rights) will be converted into the right to receive either (i) $38.00 in cash (ii) 1.2306 shares (the “Exchange Ratio”) of Renasant common stock or (iii) a combination of 40% cash, in the amount listed above, and 60% Renasant common stock, at the Exchange Ratio listed above. Each stockholder of Capital will be entitled to elect the type of merger consideration he or she wishes to receive for his or her shares of Capital common stock, subject to an overall limitation that the aggregate stock consideration shall be no more than 65% and no less than 60% of the total merger consideration received by Capital stockholders. The Merger is intended to qualify as a tax-free reorganization with respect to the portion of the merger consideration received as shares of Renasant common stock. Outstanding options to purchase Capital common stock granted under Capital’s equity plans will be automatically converted into options to purchase Renasant common stock, except that (i) the per share exercise price of such options will be adjusted by dividing such exercise price by the Exchange Ratio and (ii) the number of shares subject to such options will be adjusted by multiplying such number of shares by the Exchange Ratio.

Consummation of this merger is subject to the receipt of required regulatory approval as well as the approval of both Renasant’s and Capital’s shareholders and the satisfaction of other customary closing conditions. Subject to approval, the transaction is expected to be completed during the third quarter of 2007.

2,400,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Stephens Inc.

FTN Midwest Securities Corp

May 8, 2007